Amendment No. 2 to confidential submission

As submitted confidentially with the Securities and Exchange Commission on June 21, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

First Watch Restaurant Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	82-4271369
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8725 Pendery Place, Suite 201, Bradenton, FL 34201

(941) 907-9800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher A. Tomasso

President, Chief Executive Officer and Director

8725 Pendery Place, Suite 201, Bradenton, FL 34201

(941) 907-9800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Jay Wolszczak, Esq. General Counsel and Secretary 8725 Pendery Place, Suite 201, Bradenton, FL 34201 (941) 907-9800	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Peter J. Sluka, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1894

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated

PRELIMINARY PROSPECTUS

             Shares

First Watch Restaurant Group, Inc.

Common Stock

This is an initial public offering of common stock by First Watch Restaurant Group, Inc. (the “Company”). We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to have our common stock listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FWRG.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary – Implications of Being an Emerging Growth Company.” After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

See “Risk Factors” on page 25 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting,” beginning on page 133 of this prospectus, for additional information regarding total underwriter compensation.

To the extent that the underwriters sell more than shares of common stock, the underwriters have an option to purchase up to an additional                 shares from us at the initial public offering price less the underwriting discount.

BofA Securities	Goldman Sachs & Co. LLC	Jefferies

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Trademarks and Trade Names

We and our subsidiaries own or have the rights to various trademarks, trade names, service marks and copyrights, including the following: “First Watch,” “You First,” “Yeah, It’s Fresh!” and various logos used in association with these terms. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to herein are listed without the ©, ® and TM symbols, but such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights appearing in this prospectus are the property of their respective owners.

i

Market and Industry Information

Unless otherwise indicated, market data and industry for information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon independent industry surveys and publications and other publicly available information prepared by a number of sources, including third-party industry sources, such as a market report titled “Restaurant, Food & Beverage Market Research Handbook 2020-2021” published in September 2019 by Richard K. Miller & Associates (“RKMA”), information published by the NPD Group and a five-year longitudinal study of employee surveys on Glassdoor published in June 2019 by William Blair. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Basis of Financial Presentation

We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. All references to fiscal 2020 and fiscal 2019 reflect the results of the 52-week fiscal year ended December 27, 2020 and the 52-week fiscal year ended December 29, 2019, respectively. Our fiscal quarters are comprised of 13 weeks each, except for fiscal years consisting of 53 weeks for which the fourth quarter will consist of 14 weeks, and end on the 13th Sunday of each quarter (14th Sunday of the fourth quarter, when applicable). All consolidated financial statements presented in this prospectus have been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We report financial and operating information in one segment.

Key Metrics

Average Unit Volume (“AUV”)

AUV is the total restaurant sales (excluding gift card breakage) recognized in the comparable restaurant base, which we define as the number of company-owned First Watch branded restaurants open for 18 months or longer as of the beginning of the fiscal year (“Comparable Restaurant Base”), divided by the number of restaurants in the Comparable Restaurant Base during the period.

Average Weekly Sales (“AWS”)

AWS is the restaurant sales (excluding gift card breakage) for an individual or group of restaurants divided by the total number of operating weeks in the period being measured.

Cash-on-Cash Return

Cash-on-Cash Return is defined as SLEBITDA (excluding gift card breakage) in the third year of operation (months 25-36 of operation) for our company-owned restaurants divided by their cash build-out expenses, net of landlord incentives. SLEBITDA is defined as restaurant sales, less restaurant operating expenses, which include cost of sales, labor and other related expenses, other restaurant operating expenses and occupancy expenses. SLEBITDA excludes corporate level expenses, pre-opening expenses, deferred rent expense and other items that we do not consider in our evaluation of ongoing core operating performance of our restaurants as identified in the reconciliation of Net loss from operations, the most directly comparable GAAP measure, to SLEBITDA, included in “Prospectus Summary – Summary Historical Consolidated Financial and Other Data.”

ii

New Restaurant Openings (“NROs”)

NROs are the number of new company-owned First Watch restaurants commencing operations during the period.

Same-Restaurant Sales Growth

Same-restaurant sales growth is the percentage change in year-over-year restaurant sales (excluding gift card breakage) for the Comparable Restaurant Base. For fiscal 2020 and fiscal 2019, there were 212 restaurants and 168 restaurants, respectively, in our Comparable Restaurant Base.

We gather daily sales data and regularly analyze the customer traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies designed to produce sustainable same-restaurant sales growth.

Same-Restaurant Traffic Growth

Same-restaurant traffic growth is the percentage change in traffic counts as compared to the same period in the prior year using the Comparable Restaurant Base. For fiscal 2020 and fiscal 2019, there were 212 restaurants and 168 restaurants, respectively, in our Comparable Restaurant Base. We gather daily traffic data and regularly analyze customer traffic to aid in developing menu pricing, product offerings and promotional strategies.

System-wide restaurants

System-wide restaurants is the total number of restaurants, including all company-owned and franchised restaurants.

System-wide sales

System-wide sales consist of restaurant sales from our company-owned restaurants and franchised restaurants. We do not recognize the restaurant sales from our franchised restaurants as revenue. See Note 2, Summary of Significant Accounting Policies in the notes to the audited consolidated financial statements included elsewhere in this prospectus for a description of our revenue recognition policy.

iii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements as of and for the fiscal years ended December 27, 2020 and December 29, 2019 and notes related thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to “our company,” “the Company,” “we,” “us,” “our” and “First Watch” refer to First Watch Restaurant Group, Inc. and its direct and indirect subsidiaries on a consolidated basis.

We Are First Watch

We are First Watch – an award-winning high-growth daytime restaurant concept serving made-to-order breakfast, brunch and lunch using fresh ingredients. Since our founding in 1983, we have built our brand on our commitment to operational excellence, our “You First” culture and our culinary mission centered around a fresh, innovative menu that is always evolving. These foundational brand pillars have established First Watch as a leader in daytime dining (“Daytime Dining”) – a fast growing restaurant segment that has emerged and differentiated itself from other legacy segments by operating exclusively during daytime hours with a progressive on-trend chef-driven menu. Our one shift, from 7:00 a.m. to 2:30 p.m., and one main menu enable us to optimize restaurant operations and attract and retain employees who are passionate about hospitality and drawn to our “No Night Shifts Ever” approach. This differentiation has driven strong consumer demand and operating performance as evidenced by our 28 consecutive quarters of positive same-restaurant sales growth and positive annual same-restaurant traffic growth from fiscal 2013 to fiscal 2019, prior to the emergence of the COVID-19 pandemic. Our unique positioning coupled with our commitment to our employees and customers throughout the pandemic allowed us to reopen our restaurants with accelerating operating momentum in the second half of 2020 and into 2021, recording same restaurant sales growth of     % in the second fiscal quarter ended June 27, 2021 (“second fiscal quarter of 2021”) relative to the fiscal quarter ended June 30, 2019 (“second fiscal quarter of 2019”). Throughout the COVID-19 pandemic, we invested in supplemental compensation and expanded health and wellness benefits for our people while at the same time we accelerated strategic investments in our business and continued to expand our footprint, opening 23 and                 NROs in fiscal 2020 and during the twenty-six weeks ended June 27, 2021, respectively. In January 2020, the Company was recognized as “America’s Favorite Restaurant Brand” in Market Force’s annual consumer study and as one of three industry finalists for Black Box Intelligence’s 2020 Best Practices award. As of June 27, 2021, we had                 restaurants across                 states,                 of our restaurants were company-owned and                 were operated by our franchisees.

Our Promise: Yeah, It’s Fresh!

At First Watch, we take a creative approach to Daytime Dining led by a focus on freshness. Each item is made-to-order and prepared with care – you will not find microwave ovens, heat lamps or deep fryers in our kitchens. Every morning, we arrive at the crack of dawn to slice and juice fresh fruits and vegetables, bake muffins, brew our fresh coffee and whip up our French Toast batter from scratch. Our award-winning chef-driven menu includes elevated executions of classic favorites for breakfast, lunch and brunch, along with First Watch-specific specialties such as our protein-packed Quinoa Power Bowl®, Farmstand Breakfast Tacos, Avocado Toast, Morning Meditation (juiced in-house daily), our new Vodka Kale Tonic, Chickichangas and our famous Million Dollar Bacon. While our menu constantly evolves, our focus on – and commitment to – freshness never wavers.

Our Mission: You First

For more than 38 years, our management has cultivated an organizational culture built on our mission of “You First,” which puts serving others above all else. As a company, we put our employees first and empower them to do whatever it takes to put our customers first. We give back in meaningful ways to the local communities in which we operate and also support national and international causes we care about, such as our Project Sunrise partnership that supports women-owned coffee farms in Colombia, which in turn empowers them to reinvest in their communities. Our “You First” mission, in addition to our quality of life advantage inherent in our single-shift operating model, has led us to be recognized as an employer of choice in our industry, according to a five-year longitudinal study of employee surveys on Glassdoor published in June 2019 by William Blair.

Proven Record of Sustained Growth

Our long track record of sales and unit growth, spanning almost four decades, demonstrates our broad brand appeal, compelling economic proposition and difficult-to-replicate business model. We have achieved consistent growth in total restaurants to                 as of June 27, 2021, from 277 restaurants in fiscal 2015. Over the five-year period ended December 29, 2019 (prior to the emergence of the COVID-19 pandemic), we:

•	Consistently delivered same-restaurant sales growth, averaging 6.8% annually

•	Consistently achieved positive annual same-restaurant traffic growth, averaging 1.5% annually

•	Consistently increased AUVs by 25.7%, from $1.3 million in fiscal 2015 to $1.6 million in fiscal 2019

•	Consistently opened NROs with an average cash-on-cash return of 50.8%.

Our COVID-19 Response and How We Emerged as a Stronger Company

Our strong momentum in fiscal 2019 continued into January 2020 and February 2020 with same restaurant sales growth of 7.3% and 4.3%, respectively. However, as the COVID-19 pandemic emerged in March 2020 and its severity became apparent, our management team devised a strategy not only to prioritize the health and safety of our employees and customers in keeping with our “You First” culture, but also to accelerate planned strategic initiatives that we understood would position us to be more nimble in capturing sales. The following are some of the actions we took that enabled us to persevere during the pandemic and emerge as a stronger company in 2021:

•	Aligned with our sponsor, Advent International Corporation (“Advent”), to commit capital both to our people as well as to our continued new restaurant development and real estate pipeline;

•

Began closing all dining rooms during the week of March 15, 2020 (regardless of state and local orders), transitioning to off-premise sales only and rapidly deploying our first phase of new hardware and software enhancements to enable this critical sales channel;

•

Furloughed most of our employees, but provided relief payments to help with immediate needs for those hourly employees with more than three years of service, while committing to make managers and corporate employees “whole” upon return for any financial shortfall between the state and federal benefits they received and their base salaries;

•

Paid both employer and employee portion of healthcare premiums for furloughed employees enrolled in our healthcare plans, covered 100% of out-of-pocket costs for insured employees and their families for medical visits related to the COVID-19 pandemic and secured telemedicine services for all employees;

•	Temporarily suspended all operations at our company-owned restaurants on April 13, 2020 to prioritize the health and safety of our team members;

•	Established the “You First Fund,” which provides tax-free grants to in-need employees and which had distributed approximately $800,000 in such grants through June 2021;

•

Deployed new safety protocols and procedures as well as an employee wellness screening tool with COVID-19 contact tracing. Our efforts were recognized in a Technomic survey in the third quarter of 2020 that rated First Watch as best in its peer group with regard to customer safety and sanitation; and

•	Offered employees a payment in consideration for the time taken to receive their full schedule of immunization, once COVID-19 vaccines were available.

With respect to our operations, we rapidly addressed new consumer behaviors by accelerating previously planned initiatives to position ourselves for short-term recovery and long-term growth such as online ordering to enable third-party delivery services, the expansion of our carefully curated alcohol program and touchless payment technology:

•	Developed and launched a new mobile app to allow customers to order takeout and delivery and to join our dining room waitlist remotely;

•	Integrated technology into our waitlist management solution to gather customer data on consumer preferences;

•	Accelerated the rollout of our alcohol program, which had proven to be an incremental occasion for consumers, increasing overall beverage incidence by 170 basis points;

•	Maintained the entirety of our menu throughout the COVID-19 pandemic while also prioritizing culinary innovation through our seasonal menu program;

•	Expanded our patio and outdoor service areas and reduced and distanced our freestanding tables;

•

Proactively contacted our landlords to negotiate rent deferrals or abatements, postpone turnover dates for certain restaurants, secure waivers of alcohol sales restrictions and obtain dedicated curbside parking for off-premise order pick up; and

•	Continued to invest in NROs and develop our future NRO pipeline, leading to a 7.4% increase in our company-owned restaurants from 299 in fiscal 2019 to 321 in fiscal 2020.

On May 18, 2020, in conjunction with municipal health and safety mandates, we began to reopen our company-owned restaurants in four phases, and substantially all our restaurants were open by the end of June 2020. Since reopening, our restaurants have steadily grown sales and transactions despite the seating capacity of restaurant dining rooms remaining constrained by state and local government mandates as well as our own internal standards taken to protect employees and customers. In Florida, for example, where approximately 30% of our company-owned restaurants are located, despite the state lifting indoor dining distancing restrictions on September 25, 2020, we maintained six-foot distances between tables through the first fiscal quarter ended March 28, 2021 (“first fiscal quarter of 2021”) for the safety of our customers and employees.

As a result of the new initiatives that we put in place, when our company-owned restaurants reopened, we were able to meet the new customer demand for off-premise dining while also serving the in-dining customer traffic as it continued to increase. Our off-premise sales channel had been a relatively small portion of our sales pre-pandemic; in the fourth fiscal quarter ended December 29, 2019 (“fourth fiscal quarter of 2019”) our average weekly off-premise sales were $1,897 per restaurant. In fiscal 2020, our off-premise sales benefited significantly from our technology investments and initiatives to reduce customer friction when ordering off-premise as well as changes in consumer behavior; this resulted in average weekly off-premise sales increasing to $8,082 per restaurant during the fourth fiscal quarter ended December 27, 2020 (“fourth fiscal quarter of 2020”). Moreover, as dine-in traffic improved in 2021, our off-premise business continued to thrive and achieved an average weekly sales of $                 per restaurant in the second fiscal quarter of 2021. To ensure that our third-party delivery business was positioned for long-term success, we introduced a surcharge for third-party orders. We believe that off-premise sales will remain an incremental channel for us that serves an additional use occasion for our customers and that it will be an important part of growing average unit volumes to higher than pre-pandemic levels.

According to Nation’s Restaurant News, in 2019, First Watch was the fastest-growing full-service restaurant concept in the United States. Despite the COVID-19 pandemic, we continued to build and open new restaurants in 2020 with 23 NROs in fiscal 2020 and continued to develop our pipeline for fiscal 2021 and the fiscal year ended December 25, 2022 (“fiscal 2022”) new restaurant growth. During the first fiscal quarter of 2021, our NROs have performed exceptionally well, even when compared to the strong performance of our existing restaurants, and generated annualized average sales of $1.7 million, relative to our existing restaurants that generated annualized average sales of $1.5 million.

By March 2021, we began to consistently report positive same-restaurant sales measured against pre-COVID results, including 5.4% and 13.0% increases in the five-week period ended March 28, 2021 and four-week period ended April 25, 2021 relative to the five-week period ended March 31, 2019 and four-week period ended April 28, 2019, respectively.

Long-Term Consumer Trends in Our Favor

We believe that we are well-positioned to continue to benefit from the confluence of a number of long-term multi-generational consumer trends:

Increasing Morning Meal Occasions.

The morning meal (Breakfast and morning Snack) has been the only foodservice daypart with consistent year-over-year growth for the last several years, according to RKMA. The restaurant industry captured two additional breakfast visits per capita, from 2015 to 2018, and with 78% of breakfasts still being prepared at home during 2019 according to the NPD Group, morning restaurant traffic provides a compelling long-term opportunity for future growth. We believe that the broad appeal of our menu and the quality of our ingredients gives us a competitive advantage over many alternatives that offer breakfast and lunch. We believe that migration from dense urban to suburban areas, where most of our restaurants are located, will result in increased traffic and brand awareness. Increased work-from-home routines have kept people in suburban areas for larger portions of the day, increasing First Watch exposure to an incremental customer base.

Demand for Fresh, Healthy Food.

According to RKMA, almost two thirds of consumers consider a healthy menu an important factor in their restaurant choice and according to the NPD Group, 60% of consumers say they want more protein in their diet. The COVID-19 pandemic has progressed trends globally towards wellness with consumers becoming more focused than ever on living and eating healthier. Our freshly made food, with simple, high-quality, protein-rich ingredients, such as cage-free eggs and quinoa, aligns well with these consumer trends. According to Market Force data in January 2020, First Watch scored 36 and 23 points higher than the second place breakfast brand in categories of healthy choices and food quality, respectively.

Consumers Want “On-Demand” Dining.

Consumers want the ability to order what they want and when they want it without regard to traditional daypart conventions. Increasingly busy schedules, the rise of the “gig” economy, flexible job hours and growth of remote workers, trends magnified by the COVID-19 pandemic, are powering demand for convenient, fast and flexible Daytime Dining offerings from our all-day menu, for which traditional rigid breakfast and lunch dayparts were not designed. In the second fiscal quarter of 2021, our average weekly off-premise sales were $             per restaurant compared to $1,897 in the fourth fiscal quarter of 2019 and $8,082 in the fourth fiscal quarter of 2020.

We Are Disrupting a Massive Category

As consumer needs have evolved, so have we. Our “Urban Farm” positioning provides a creative, farm-fresh breakfast, brunch and lunch menu in a warm and rustic yet contemporary atmosphere – creating an energizing Daytime Dining experience that resonates with consumers. We enjoy broad appeal to a customer base that includes the morning traditionalists as well as a growing segment of younger, healthier and more affluent customers. These digital-centric consumers care about food and quality, are willing to pay more, and report higher advocacy for and share of visits to First Watch. There is no other concept with an offering similar to ours at a comparable scale. Our operating hours encompass breakfast, brunch and lunch, which represent 63% of all restaurant sales in the U.S., according to RKMA. Our business model and our scale position us for continued growth within this massive category.

Unrelenting Commitment to Fresh Ingredients and Culinary Innovation

Our creative, on-trend menu and seasonal offerings define the culinary voice of our brand and highlight our commitment to quality and freshness. We believe this commitment is a key differentiator between First Watch and larger restaurant concepts that have failed to evolve. When we say, “Yeah, It’s Fresh,” we mean it. While many established restaurant concepts are outsourcing a large part of the preparation of their food, we still do much of it in-house in each restaurant every day.

That commitment to quality and freshness is further evidenced throughout our award-winning menu with ingredients such as cage-free eggs, organic mixed greens and all-natural chicken, just to name a few. Our highly-curated menu of less than 60 entrée items – small relative to most in our industry – features a thoughtful balance of classic favorites prepared and presented in an elevated way using high-quality ingredients, along with innovative and interesting specialty dishes that take the consumer on a culinary exploration.

Our creativity and innovation extend beyond today’s offerings and into our overall menu strategy. Successful platform introductions such as our Fresh Juice program and Shareables, which include menu items such as Million Dollar Bacon and Holey Donuts, were added in the past few years, adding incremental revenue opportunities while enhancing our culinary credibility. We have seen our Fresh Juice and Shareables platforms rise from 8.7% and 3.2% of customers purchasing in the fourth fiscal quarter ended December 30, 2018, respectively, to     % and     % in the second fiscal quarter of 2021 and our average gross per person average over that same period rose from $12.49 to $            .

One Shift, One Menu, One Focus

We believe that our compelling business model, built around “One Shift, One Menu, One Focus” affords us competitive advantages. Our single-shift restaurant hours, by design, result in “No Night Shifts Ever.” This helps make us an employer of choice in the foodservice industry, which we believe allows us to attract superior talent, retain employees longer and create a unifying organizational culture. Our single menu, throughout the day and across all restaurants in our system, streamlines our supply chain and restaurant operations, simplifies our employee training and provides for a consistent customer experience. Our singular emphasis on Daytime Dining gives us the clarity of purpose to relentlessly focus on delivering a superior experience.

“You First” Culture Elevates Employee and Customer Satisfaction

Our “You First” mission is palpable at every level of our organization. Our hiring, training and retention strategies empower our more than 9,000 employees, united by our culture, to deliver superior customer experiences.

We invest heavily in our leaders by conducting 11 weeks of training for all managers, including a one-week F.A.R.M. (First Watch Academy of Restaurant Management) program traditionally held at our corporate headquarters (“Home Office”) in Florida, where each of our managers-in-training is immersed in our culture, vision and mission. Our restaurant-level manager turnover was 29% during the last twelve months ending March 2020, which is meaningfully lower than our peer average of 41% as reported by Black Box.

During the COVID-19 pandemic, we continued to invest in our employee relationships through a high touch program of outreach, communication and, where possible, assistance. As a result of our proactive approach, 75% of the hourly employees who had been working for us for over three years returned to work with us when our restaurants re-opened.

We have always believed our employees are our greatest asset, and the initiatives we had in place prior to the COVID-19 pandemic and the additional steps we subsequently took further enhanced our culture and elevated our employee, and ultimately customer, satisfaction. First Watch ranked first in Market Force’s Composite Loyalty Index metric as of January 2020, evidencing the compelling level of satisfaction amongst our customers. We believe that the incredible culture at First Watch became even stronger as a result of the pandemic, evidenced by our overall score in the Glassdoor survey having increased relative to the pre-pandemic period. A five-year longitudinal study of employee surveys on Glassdoor published in June 2019 by William Blair ranked us #1 for work/life balance and for overall employee satisfaction in the restaurant industry.

Track Record of Resilience and Exceptional Same-Restaurant Traffic and Sales Growth

Our strong brand with growing awareness, broad consumer appeal and excellence in execution have created outstanding and consistent performance over time. Over the five-year fiscal period ended December 29, 2019, our same-restaurant sales growth was positive every year, averaging 6.8% annually, and our same-restaurant traffic growth was 1.5%. These positive metrics have continued into the second fiscal quarter of 2021 performance with same-restaurant sales growth of     % and same-restaurant traffic growth of     % compared to the same fiscal period in 2019.

In addition to exemplary historical performance, our concept has proven to be highly adaptable and resilient during adverse market conditions. During the unprecedented COVID-19 restrictions, we temporarily closed all our company-owned restaurants and navigated significant capacity restrictions in the months following. In response, we rapidly enhanced our off-premise technological and operational capabilities to meet the change in consumer demand through those channels.

We have also seen rapid sales recovery as many geographies reduced on-premises dining restrictions that were imposed after the onset of the COVID-19 pandemic. For example, by March 2021, nearly all our restaurants had re-opened to full dining-room capacity and we began to consistently achieve highly positive same-restaurant sales, including 5.4% and 13.0% same-restaurant sales growth relative to March 2019 and April 2019, respectively.

Strong Restaurant Productivity and Proven Portability

The success of our brand is reflected in our restaurant-level performance and Cash-on-Cash Return. In fiscal 2019, prior to the pandemic, we generated an AUV of $1.6 million in a single shift (seven and a half hours daily), comparable to many restaurants open for several shifts or in some cases around the clock. We have demonstrated the portability of our model by successfully operating restaurants in 28 states. Restaurants in our top decile, by fiscal 2019 sales, span 9 different states and 14 different DMAs. DMAs are geographic areas in the United States in which local television viewing is measured by The Nielsen Company. Despite the challenges of the COVID-19 pandemic and its impact on our sales, we have seen a broad and rapid sales recovery and opened 23 and                 NROs in fiscal 2020 and during the twenty-six weeks ended June 27, 2021, respectively. Our NROs have displayed exemplary performance evidenced by the current momentum in our business. Our fiscal 2020 NROs have generated annualized average sales of $1.5 million and our NROs opened during the first fiscal quarter of 2021 have generated annualized average sales of $1.7 million.

(1)	Represents annualized average sales of all company-owned restaurants opened through fiscal 2019.
(2)	Represents annualized average sales of all company-owned restaurants opened during fiscal 2020.
(3)	Represents annualized average sales of all company-owned restaurants opened during the first fiscal quarter of 2021.

Experienced, Passionate Leadership Team and Deep Talent Bench

Our team is led by passionate executives who have an extensive mix of experience in our brand and with other leading consumer facing businesses. Christopher A. Tomasso, our President, Chief Executive Officer and Director, has more than 24 years of industry experience and joined First Watch in 2006. Mr. Tomasso sets the strategic vision and brand positioning for the company, while enhancing its organizational culture. Mr. Tomasso was recognized with FSR Reader’s Choice Award as one of two top C-Suite Executives in 2021. Mel Hope, our Chief Financial Officer and Treasurer, has more than 36 years of public accounting and industry experience including serving as Chief Financial Officer of large, successful public and private companies. We have a deep bench of talent throughout the organization. Our executives and key employees average more than 15 years of industry experience and our restaurant general managers have an average tenure at First Watch of five years. In addition, we have dozens of fully-trained, tested, high-performing managers positioned throughout our system who are poised to step into the general manager role as we execute our growth strategy and open new restaurants.

How We Will Continue to Grow Sales and Profits

While we are proud of our success in having grown sales and SLEBITDA consistently for many years prior to the pandemic, our focus is on the future. We believe our continued growth will come from opening new restaurants in existing and new geographies and driving traffic and building sales at our existing restaurants as new customers discover First Watch and regulars come and enjoy us more frequently. While 2020 was a challenging year given the COVID-19 pandemic, the investment in our employees and operational capabilities have enabled us to emerge as an even stronger company with greater abilities to leverage multiple channels for growth. We are even more confident in our growth strategies based on the consumer reaction to our brand and strong resurgence we have seen throughout 2021 since reopening our restaurants and since capacity restrictions have been reduced.

Grow Our Brand Footprint by Consistently Opening New Restaurants

First Watch has grown from 277 restaurants in fiscal 2015 to                 restaurants as of June 27, 2021 while increasing annual AUV from $1.3 million to $                 million and achieving positive same-restaurant sales growth and traffic except for fiscal 2020. In Florida, our most mature market with the greatest number of company-owned restaurants, we have grown from 54 to 99 restaurants over the last six years, while generating average annual same-restaurant sales growth of 6.8% from fiscal 2015 to fiscal 2019. We believe we have significant potential to expand our presence within all the states in which we currently operate as well as new ones. We have a significant opportunity to grow density both in existing and new markets. Our deeply experienced restaurant development team in partnership with a third-party real estate analytics firm conducted an in-depth study that concludes we have the potential for 1,787 to 2,232 restaurants across the United States.

Restaurant Count by State as of December 27, 2020

Despite the challenges of the COVID-19 pandemic and the significant restaurant closures across the United States, First Watch made the strategic decision to remain committed to invest in growth and continued to open new restaurants. We opened 23 NROs in fiscal 2020 and                 NROs during the twenty-six weeks ended June 27, 2021, representing a growth rate of 7.4% and     %, respectively, over the prior periods. Furthermore, those NROs have performed exceptionally well, evidencing our compelling business momentum and ability to successfully grow our footprint. Our NROs during the twenty-six weeks ended June 27, 2021, have generated annualized average sales of $                 million relative to our existing restaurants’ annualized average sales of $                 million. Our pipeline for full fiscal year 2021 remains robust and we expect between 20 and 23 total NROs by the end of fiscal 2021.

We employ a comprehensive, data-driven real estate approval process to select and develop every new site. In selecting new locations, we combine rigorous data on specific market characteristics, demographics, and growth, with a human element that takes into account brand impact and opportunity of individual market and sites. Every new restaurant further drives brand awareness and creates meaningful marketing buzz when we open in new markets. We intend to leverage our rigorous real estate site selection process to open              company-owned restaurants over             . While our existing franchisees are committed to developing restaurants in the future, we expect company-owned restaurants will be the primary growth driver of our footprint over the long term.

Drive Restaurant Traffic and Build Sales

We have a significant runway to continue to grow traffic and restaurant sales by executing against a defined set of strategies.

•

Continue Menu Innovation. We continuously evolve our offering to keep our menu fresh and exciting yet operationally efficient. Our chef-led culinary innovation team maintains a keen awareness of emerging culinary trends and immerses themselves in the marketplace through frequent culinary inspiration tours using experiences to develop a robust pipeline of exciting new recipes and menu offerings. We intend to drive continued incremental customer spending through our five highly-anticipated seasonal menus and the introduction of new menu platforms similar to our introductions of Fresh Juices and Shareables. For fiscal 2019, 8.1% of customers purchased items from our seasonal menu, 10.8% purchased Fresh Juices and 4.3% purchased Shareables. For the twenty-six weeks ended June 27, 2021,     % of customers purchased items from our seasonal menu,     % purchased Fresh Juices and     % purchased Shareables. We expect menu innovation to continue to provide incremental growth opportunities in the future.

•

Offer Alcohol as Only First Watch Can. The alcoholic beverage offerings at First Watch are unique and reflect our culinary innovation in combining fresh juices and ingredients with a variety of liquors. At the end of fiscal 2019, early tests showed that offering alcoholic beverages where practical throughout our system was a highly-incremental new sales growth platform, opening up new occasions for our consumers to enjoy dining out and allowing us to reach new demographics. During the COVID-19 pandemic, we accelerated this initiative to better position the First Watch brand upon recovery as we learned that customers joining us for breakfast or lunch were interested in making the meal more of a celebration at times. As of June 27, 2021, our alcohol menu is offered in restaurants with clear plans to continue the expansion to all restaurants where feasible. Since the rollout in fiscal 2020, the presence of alcohol on our menu has lifted overall dine-in beverage attachment by 170 basis points in restaurants where it is served, indicating the incrementality of the offering. Further, for the first fiscal quarter of 2021, alcohol accounted for 2.9% of sales at these restaurants and increased the average check by 1% as compared to our restaurants that do not offer alcohol. These incremental alcohol sales are highly profitable. More importantly, we remain confident in the long-term opportunity to innovate within this platform to further elevate the social occasion of breakfast, brunch and lunch. Similar to the establishment of our Fresh Juice and Shareables platforms, we remain optimistic that further consumer awareness and excitement (through new items and promotion) around alcohol will drive new, additional occasions and broaden our appeal to a new demographic seeking an experiential occasion over a meal.

•

Convenience and Increased Accessibility through Our Off-Premise Offering. During the COVID-19 pandemic, we integrated technology into our business to enhance customer access and enable off-premises consumption. In fiscal 2019, off-premise sales accounted for $1,971 in average weekly sales. We have now built the foundation to optimize the off-premise opportunity through our digital channels (both through direct ordering as well as third-party delivery). These off-premise platforms, now available in all restaurants, contributed $                 of average weekly sales during the twenty-six weeks ended June 27, 2021, an increase of         % versus fiscal 2019. Even as our dining room sales recovered during the twenty-six weeks ended June 27, 2021, off-premise sales remained strong, indicating continued customer demand. We see future opportunity to refine and grow this demand largely by focusing on in-restaurant infrastructure, especially in our new restaurant prototypes. We have seen encouraging results in 2021 NROs from innovations such as dedicated make lines and to-go rooms, separate entrances and dedicated parking spots to enhance the experience of both our off-premise and dine-in customers.

•

Increase Our Brand Awareness. We believe First Watch is still in the early stages of our life cycle, as consumers in our existing and new markets continue to discover the First Watch brand. Over 38 years, First Watch has grown primarily through word-of-mouth as our service, menu and environment created ardent fans as evident in our numerous local awards and customer satisfaction scores. In January 2020, First Watch was named “America’s Favorite Restaurant Brand” by Market Force. This study evaluated restaurants across multiple sectors and based its ranking on customer recommendations and brand satisfaction. This strong customer affinity was also highlighted in a recent 2021 national study where First Watch ranked 10th in net promoter score among the country’s 74 largest restaurant brands and comparable to the industry’s most highly regarded names. Despite this, brand awareness remains low as indicated by a 2021 nationally represented survey where only 11% were aware of First Watch. The combination of both high customer satisfaction and opportunity for growing awareness highlights strong potential for the brand. As our development of new restaurants continues, we believe the increased penetration in new and existing markets will contribute to higher brand awareness. While we believe that organic growth of awareness contributes more to our local feel, we also recognize the future potential of strategically applying advertising dollars in appropriate channels to accelerate this opportunity. Our advertising costs represented approximately 1% of total revenues in fiscal 2019 and in fiscal 2020. We intend to grow our brand awareness primarily through increased investment in cost-efficient digital channels in order to further leverage our first party, owned, customer data to target and reach the right audiences that will lead to higher conversion and higher return on investment. We have successfully piloted these approaches to-date and remain confident that this approach provides further growth opportunity to build traffic and sales.

Deliver an Excellent On-Premise Dining Experience. Excellence in restaurant-level execution, recognized by customers and reinforced by the numerous accolades we have received, increases the visit frequency of our customer, promotes trial by new consumers and ultimately encourages loyalty. We have received hundreds of awards from local and national media outlets that we believe matter to consumers – including being named one of TripAdvisor’s Best Restaurant Chains in 2019. While off-premise dining during the COVID-19 pandemic has emerged as a sizeable use occasion for many customers cautious to eat outside their homes, we believe that our unwavering focus will remain on delivering an amazing dining experience in our restaurants to every customer in every visit. We aim to continue to leverage our “One Shift, One Menu, One Focus” model to stay distinguishably different from our competitors by executing on delivering a superior dining experience every day to further drive traffic and build sales.

Additional Platforms and Initiatives. We have seen the opportunity, over time, to selectively evolve our concept and offerings via the implementation of key strategies and initiatives. Future initiatives include:

•

Weekday Lunch: We believe that we have the opportunity to significantly increase market share by driving incremental customer visits during the weekday lunch daypart through the evolution of our menu with fresh, convenient and differentiated lunch-oriented offerings. In fiscal 2019, only 6.0% of our weekday customers purchased lunch entrées. As a result of the evolving consumer landscape driven by the COVID-19 pandemic, there has been a significant migration of people from urban to suburban areas, where a meaningful portion of our restaurants exist. This migration, coupled with an increasing work-from-home trend, presents First Watch with an incremental customer opportunity during the weekday business hours which we believe will further propel growth in our lunch daypart. With the evolution of a new optimized core menu, the presence of our off-premise channels and the opportunity to apply targeted marketing, we believe the weekday lunch occasion holds future opportunity to build sales and traffic.

•

Customer Technology & Customer Data: As we fast-tracked the implementation of our off-premise platforms in fiscal 2020, we also took the opportunity to accelerate the implementation of customer data acquisition systems in order to better inform the habits and behaviors of our customers. With the large increase in remote digital orders, we also sought to digitize in-restaurant orders for the purpose of creating an omnichannel view of the First Watch customer. By integrating remote waitlist, remote orders, tokenized credit card transactions and WiFi into one system, we now have the ability to better understand trial, frequency and customer lifetime value. Since the establishment of these systems, we have gathered 2.9 million unique customer profiles. The advancements in these foundational systems provide future opportunity for targeted communication and the development of more advanced customer relationship management systems aimed at growing customer frequency.

•

Restaurant Technology Unlocking Throughput & Capacity: For 38 years, we grew organically from an intense focus on people and service, delivering a unique restaurant experience that has been difficult for competitors to duplicate at scale. The introduction of our off-premise platform laid a strong foundation for certain technologies that will now unlock further in-restaurant innovation, enabling greater peak hour throughput and capacity, thus the ability to serve more demand. In many of our restaurants, we experience more weekend demand than we are currently able to serve, indicated by extended wait times during peak hours. Through new technological tools to enable optimal seating configurations, lower table turn times and more efficient kitchen order routing, we believe that we have the opportunity to achieve higher peak hour sales. Most key among these opportunities is the installation of kitchen display screens, a core technology system in the industry, to our back-of-house to automate our order routing. We remain confident that the addition of this technology will unlock greater efficiency within our kitchens and raise our ability to serve more of our unfulfilled demand.

Our Sponsor

In August 2017, we entered into a merger transaction through which we were acquired by funds affiliated with or managed by Advent (the “Advent Acquisition”). Founded in 1984, Advent has invested in more than 370 private equity transactions in 41 countries and as of December 31, 2020, had $76.2 billion in assets under management. Advent’s current portfolio comprises investments across five sectors – Retail, Consumer & Leisure; Business and Financial Services; Healthcare; Industrial and Technology. The Advent team includes more than 240 investment professionals across Europe, North America, Latin America and Asia.

Following the closing of this offering, funds managed by Advent are expected to own approximately     % of our outstanding common stock, or     %, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors – Risks Related to this Offering and Ownership of Our Common Stock” and “Principal Stockholders.”

Corporate Information

First Watch Restaurant Group, Inc. was incorporated in Delaware on August 10, 2017, under the name AI Fresh Super Holdco, Inc. We changed our name on December 20, 2019 to First Watch Restaurant Group, Inc. Our principal executive offices are located at 8725 Pendery Place, Suite 201, Bradenton, FL 34201, and our telephone number is (941) 907-9800. Our corporate website address is www.firstwatch.com. Our corporate website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Risks Associated With Our Business

Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	continued adverse effects of the COVID-19 pandemic or other infectious disease on our financial condition, results of operations, and supply chain;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our inability to open new restaurants in new and existing markets;

•	the number of visitors to areas where our restaurants are located may decline;

•	our inability to generate same-restaurant sales growth;

•	our marketing programs and limited-time menu offerings may fail to generate profits;

•	shortages or disruptions in the supply or delivery of frequently used food items or increases in the cost of our frequently used food items;

•	our inability to prevent instances of food-borne illness in our restaurants;

•	our inability to compete successfully with other breakfast and lunch restaurants;

•	issues with our existing franchisees, including their financial performance, our lack of control over their operations and conflicting business interests;

•	our vulnerability to adverse demographic, unemployment, economic, regulatory and weather conditions;

•	damage to our reputation and negative publicity, even if unwarranted;

•	our reliance on a small number of suppliers for a substantial amount of our food and coffee;

•	our inability to effectively manage our internal controls over financial reporting;

•	our failure to adequately protect our network security;

•	compliance with federal and local environmental, labor, employment and food safety laws and regulations;

•	our level of indebtedness and our duty to comply with covenants under our Credit Agreement; and

•	the interests of Advent may differ from those of our public stockholders.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

exemption from the auditor attestation requirement on the effectiveness of our system of internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering unless, prior to that time, we have more than $1.07 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different from what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

THE OFFERING

Issuer	First Watch Restaurant Group, Inc.

Common stock offered by us	shares of common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares of common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds from this offering to repay borrowings outstanding under our Senior Credit Facilities (as defined herein). See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 25 for a discussion of factors you should carefully consider before investing in our common stock.

Listing	We intend to apply to have our common stock listed on Nasdaq under the symbol “FWRG.”

Except as otherwise indicated, the number of shares of our common stock outstanding after this offering:

•	gives effect to the automatic conversion of our preferred stock into shares of common stock immediately prior to and in connection with the consummation of this offering;

•	excludes shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share;

•

excludes an aggregate of              shares of our common stock that will be available for future equity awards under our 2017 Omnibus Equity Incentive Plan (the “2017 Plan”) and our First Watch Restaurant Group, Inc. 2021 Equity Incentive Plan (the “2021 Plan”);

•	gives effect to a for stock split of our common stock that will occur prior to the consummation of this offering;

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise indicated, this prospectus assumes an initial public offering price of $              per share (the midpoint of the price range set forth on the cover of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial and other data for the periods as of the dates indicated. We derived the historical summary consolidated statements of operations data and consolidated statements of cash flows data for fiscal 2020 and fiscal 2019 and the consolidated balance sheet data as of December 27, 2020 from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and the audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Fiscal
	2020	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Restaurant sales	$337,433	$429,309
Franchise revenues	4,955	7,064

Total revenues	342,388	436,373

Operating costs and expenses:
Restaurant operating expenses (exclusive of depreciation and amortization shown below):
Cost of sales	76,975	100,689
Labor and other related expenses	120,380	148,537
Other restaurant operating expenses	63,776	59,402
Occupancy expenses	51,375	46,151
General and administrative expenses	46,322	55,818
Depreciation and amortization	30,725	28,027
Impairments and loss on disposal of assets	315	33,596
Transaction (income) expenses, net	(258)	1,709

Total operating costs and expenses	389,610	473,929

Loss from operations	(47,222)	(37,556)
Interest expense	(22,815)	(20,080)
Other income (expense), net	483	(255)

Loss before income tax benefit	(69,554)	(57,891)
Income tax benefit	19,873	12,419

Net loss and total comprehensive loss	(49,681)	(45,472)
Less: Net loss attributable to non-controlling interest	—	(33)

Net loss and comprehensive loss attributable to First Watch Restaurant Group, Inc.	$(49,681)	$(45,439)

Net loss per common share attributable to First Watch Restaurant Group, Inc. – basic and diluted	$(13.07)	$(11.95)
Weighted average number of common shares outstanding – basic and diluted	3,802,481	3,802,481
Unaudited pro forma net loss per common share attributable to First Watch Restaurant Group, Inc. – basic and diluted(a)
Unaudited pro forma weighted average common stock outstanding – basic and diluted(a)

	Fiscal
	2020	2019
Consolidated Statements of Cash Flows Data (in thousands):
Net cash (used in) provided by:
Operating activities	$(18,364)	$21,465
Investing activities	$(26,974)	$(82,389)
Financing activities	$73,314	$55,761

Other Data:
Restaurant sales (in thousands)	$337,433	$429,309
System-wide sales (in thousands)	$426,303	$558,397
Same-restaurant sales growth	(29.0)%	5.6%
AUV (in millions)	$1.1	$1.6
System-wide restaurants at fiscal year end	409	368
Company-owned	321	299
Franchise operated	88	69
Adjusted EBITDA (in thousands)(b)	$8,223	$48,186
Adjusted EBITDA Margin(b)	2.4%	11.0%

SLEBITDA (in thousands)(c)	$42,145	$84,601
SLEBITDA Margin(c)	12.5%	19.7%

As of December 27, 2020
	Actual		Pro Forma As Adjusted(d)
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$
Total assets		$
Total debt(e)		$
Total liabilities		$
Working capital(f)		$
Total equity		$

(a)

Unaudited pro forma net loss per common share attributable to First Watch Restaurant Group, Inc. – basic and diluted for fiscal 2020 is computed by dividing the unaudited pro forma net loss of $              million by                          the unaudited pro forma weighted-average number of common shares outstanding – basic and diluted. For fiscal 2020, unaudited pro forma net loss gives effect to the reduction of $             million of interest expense resulting from the application of $              million of net proceeds to repay $             million in borrowings under our Senior Credit Facilities as if the offering had occurred on December 30, 2019, the first day of fiscal 2020, as set forth under “Use of Proceeds.” For fiscal 2020, unaudited pro forma weighted-average common shares outstanding – basic and diluted gives effect to (i) the conversion of all outstanding shares of preferred stock into common stock immediately prior to the completion of this offering and (ii) the issuance of              shares of common stock, which is the number of shares that would be attributable to the proceeds used to repay $             million of the Senior Credit Facilities as described in “Use of Proceeds.” As we are in a net loss position,              outstanding options would be antidilutive and therefore have been excluded from the computation of unaudited pro forma diluted net loss per common share attributable to First Watch Restaurant Group, Inc. This unaudited pro forma per common share information is presented for informational purposes only and does not purport to represent what our net loss or net loss per common share would have actually been had the offering and use of proceeds occurred on December 30, 2019, or to project our net loss or net loss per common share for any future period.

The following table sets forth the computation of unaudited pro forma net loss per common share attributable to First Watch Restaurant Group, Inc. – basic and diluted after giving effect to the pro forma adjustments described above:

Fiscal 2020
(in thousands, except share and per share data) (unaudited)
Numerator:
Net loss attributable to First Watch Restaurant Group, Inc.	$
Minus: Reduced interest expense related to the repayment of certain Senior Credit Facilities

Pro forma net loss attributable to First Watch Restaurant Group, Inc. – basic and diluted

Denominator:
Weighted average number of common shares outstanding – basic and diluted
Pro forma adjustment to reflect the conversion of preferred stock to common stock upon the completion of the offering
Pro forma adjustment to reflect the issuance of common stock in this offering attributable to the use of proceeds

Pro forma weighted average number of common shares outstanding – basic and diluted

Pro forma net loss per common share attributable to First Watch Restaurant Group, Inc. – basic and diluted

(b)

Adjusted EBITDA and Adjusted EBITDA Margin as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net loss, income from operations, or any other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA represents net loss before depreciation and amortization, interest expense, income taxes and items that we do not consider in our evaluation of ongoing core operating performance as identified in the reconciliation of net loss and comprehensive loss, the most directly comparable measure under GAAP, to Adjusted EBITDA. See “Prospectus Summary – Historical Consolidated Financial and Other Data.” Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenues.

Management uses Adjusted EBITDA and Adjusted EBITDA Margin (i) as factors in evaluating management’s performance when determining incentive compensation, (ii) to evaluate our operating results and the effectiveness of our business strategies and (iii) internally as benchmarks to compare our performance to that of our competitors. The use of Adjusted EBITDA and Adjusted EBITDA Margin as performance measures permit a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that are either non-recurring in nature or vary from period to period without any correlation to our ongoing core operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin or similar non-GAAP measures are frequently used by securities analysts, investors and other interested parties as supplemental measures of financial performance within our industry. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin provide investors with additional transparency of our operations.

Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed to imply that our future results will be unaffected by these items. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not adjust for all non-cash income or expense items that are reflected in our Consolidated Statements of Cash Flows;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the impact of stock-based compensation on our results of operations;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense (benefit) or the cash requirements to pay our income taxes; and

•	other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

In evaluating Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we may incur expenses similar to those adjusted for in the reconciliation of Net loss and total comprehensive loss, the most directly comparable GAAP measure, to Adjusted EBITDA as follows:

	Fiscal
	2020	2019
	(in thousands)
Net loss and total comprehensive loss	$(49,681)	$(45,472)
Depreciation and amortization	30,725	28,027
Interest expense	22,815	20,080
Income tax benefit	(19,873)	(12,419)

EBITDA	(16,014)	(9,784)
Pre-opening expenses (1)	3,880	5,815
Deferred rent expense (2)	10,087	4,272
Initial public offering (“IPO”)-readiness and strategic transition costs (3)	4,247	10,012
COVID-19 – related charges (4)	4,749	—
Impairments and loss on disposal of assets (5)	315	33,596
Transaction (income) expenses, net (6)	(258)	1,709
Stock-based compensation (7)	750	1,160
Recruiting and relocation costs (8)	228	1,081
Severance costs (9)	239	325

Adjusted EBITDA	$8,223	$48,186

(1)

Represents expenses directly incurred to open new restaurants, including pre-opening rent, manager salaries, recruiting expenses, employee payroll, training and marketing costs. These expenses are recorded in other restaurant operating expenses and occupancy expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(2)

Consists of the non-cash portion of straight-line rent expense primarily included in occupancy expenses and general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(3)

Represents costs related to information technology support and external professional service costs incurred in connection with IPO- readiness efforts as well as the assessment and redesign of our systems and processes. These costs are recorded within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(4)

Consists of costs incurred in connection with the economic impact of the COVID-19 pandemic, which primarily includes inventory obsolescence and spoilage, compensation for employees upon furlough and return from furlough, health insurance costs paid for furloughed employees, net of employee retention credit and costs incurred to amend certain financial commitments. See Note 4, COVID-19 Charges, in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

(5)	Includes impairments recognized on intangible assets and fixed assets as well as costs related to the disposal of assets due to retirements, replacements or certain restaurant closures.
(6)

Primarily represents costs incurred in connection with the acquisition of certain restaurants, costs incurred in connection with the conversion of certain restaurants to company-owned restaurants operating under the First Watch trade name and costs related to restaurant closures.

(7)	Represents non-cash, stock-based compensation expense which is recorded in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(8)

Represents costs incurred for hiring qualified individuals as we assessed the redesign of our systems and processes. These costs are recorded within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(9)	Severance costs are recorded in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(c)

SLEBITDA and SLEBITDA Margin are non-GAAP supplemental measures of operating performance of our restaurants that are neither required by, nor presented in accordance with GAAP, and should not be considered as a substitute for analysis of our results as reported under GAAP. SLEBITDA represents restaurant sales less restaurant operating expenses, which include cost of sales, labor and other related expenses, other restaurant operating expenses and occupancy expenses. In addition, SLEBITDA excludes corporate-level expenses, pre-opening expenses, deferred rent expense and items that we do not consider in our evaluation of ongoing core operating performance. SLEBITDA Margin represents SLEBITDA as a percentage of restaurant sales.

SLEBITDA and SLEBITDA Margin are important measures we use to evaluate the performance and profitability of each restaurant, individually and in the aggregate. Additionally, SLEBITDA and SLEBITDA Margin or similar non-GAAP financial measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that SLEBITDA and SLEBITDA Margin, when used in conjunction with GAAP financial measures, provide useful information about our operating results, identify operational trends and allow for greater transparency with respect to key metrics used by us in our financial and operational decision making. We use SLEBITDA and SLEBITDA Margin to make decisions regarding future spending and other operational decisions. Our calculations of SLEBITDA and SLEBITDA Margin thereof may not be comparable to similar measures reported by other companies, have limitations as analytical tools and should not be considered as a substitute for analysis of our results as reported under GAAP.

A reconciliation of Loss from operations, the most directly comparable GAAP financial measure, to SLEBITDA is as follows:

	Fiscal
	2020	2019
	(in thousands)
Loss from operations	$(47,222)	$(37,556)
Less: Franchise revenues	(4,955)	(7,064)
Add:
Pre-opening expenses (1)	3,880	5,815
Deferred rent expense (2)	10,029	4,256
General and administrative expenses	46,322	55,818
Depreciation and amortization	30,725	28,027
COVID-19 – related charges (3)	3,309	—
Impairments and loss on disposal of assets (4)	315	33,596
Transaction (income) expenses, net (5)	(258)	1,709

SLEBITDA	$42,145	$84,601

(1)

Represents expenses directly incurred to open new restaurants, including pre-opening rent, manager salaries, recruiting expenses, employee payroll, training and marketing costs. These expenses are recorded in other restaurant operating expenses and occupancy expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(2)	Consists of the non-cash portion of straight-line rent expense included in occupancy expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(3)

Consists of costs incurred in connection with the economic impact of the COVID-19 pandemic, which primarily includes inventory obsolescence and spoilage, compensation for employees upon furlough and return from furlough, and health insurance costs paid for furloughed employees, net of employee retention credit. See Note 4, COVID-19 Charges, in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

(4)	Includes impairments recognized on intangible assets and fixed assets as well as costs related to the disposal of assets due to retirements, replacements or certain restaurant closures.
(5)

In fiscal 2020, amount primarily represents the revaluation of the contingent consideration payable to previous stockholders for tax savings generated through use of federal and state loss carryforwards. See Note 14, Income Taxes, in the audited consolidated financial statements included elsewhere in this prospectus for additional information. In fiscal 2019, primarily represents costs incurred in connection with the acquisition of certain franchised restaurants, costs incurred in connection with the conversion of certain restaurants to company-owned restaurants operating under the First Watch trade name and costs related to restaurant closures.

(d)

The unaudited pro forma as adjusted consolidated balance sheet data gives effect to (i) the automatic conversion of all outstanding shares of preferred stock into shares of our common stock, (ii) the filing and effectiveness of our restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering, (iii) the sale by us of              shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed initial public offering price of $              per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions and estimated expenses, and (iv) the application of the net proceeds to be received by us from this offering as described in “Use of Proceeds.”

(e)

Total debt includes the current and long-term debt, excluding unamortized debt discount and deferred issuance costs. See Note 10, Debt in the notes to the audited consolidated financial statements included in this prospectus for additional information. Also, see “Description of Material Indebtedness.”

(f)	We define working capital as current assets less current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, before investing in our common stock. The occurrence of any of the risks described below could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition, results of operations and cash flow. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our financial condition, results of operations, and supply chain have been and may continue to be adversely affected for an extended period of time by the COVID-19 pandemic or other infectious diseases.

The COVID-19 pandemic throughout the United States and internationally has caused businesses, including ours, as well as federal, state and local governments to implement significant actions to attempt to reduce exposure to the COVID-19 pandemic and control its negative effects on public health and the U.S. economy. Such governmental measures remain ongoing and the ultimate duration and severity of the COVID-19 pandemic remain uncertain. Our operations have thus been impacted by the COVID-19 pandemic.

During 2020, individuals in many areas where we operate our restaurants were required to practice social distancing, restricted from gathering in groups and/or mandated to “stay home” except for “essential” purposes. In response to the COVID-19 pandemic and government restrictions, we temporarily closed our dining rooms and moved to exclusively off-premise sales by April 2020 to comply with government restrictions and, on April 13, 2020, temporarily suspended all operations at company-owned restaurants. The mobility restrictions, fear of contracting COVID-19 and the sharp increase in unemployment caused by the closure of businesses in response to the COVID-19 pandemic, have adversely affected and may continue to adversely affect our customer traffic, which in turn adversely impacts our business, liquidity, financial condition and results of operations. Even as the mobility restrictions were loosened or lifted, some customers remained reluctant to return to in-restaurant dining and the impact of lost wages due to COVID-19 related unemployment has dampened consumer spending. Our restaurant operations have been and could continue to be adversely affected by employees who are unable or unwilling to work, whether because of illness, quarantine, fear of contracting COVID-19 or caring for family members due to COVID-19 disruptions or illness. Restaurant closures, limited service options or modified hours of operation due to staffing shortages could materially adversely affect our business, liquidity, financial condition and results of operations. To protect the health and safety of our employees and customers, we have implemented a wide range of COVID-19 safety measures, including employee screening and safety distancing protocols. In addition, we deployed personal protection equipment and introduced COVID-19 tracing for all employees. Additionally, we increased spending on healthcare benefits, employee assistance measures and employee bonuses as a result of the COVID-19 pandemic. These measures have increased our operating costs and adversely affected our liquidity.

We also modified our capital spending plans for opening new restaurants and remodeling existing restaurants due to the COVID-19 pandemic, in addition to negotiating extensively with our landlords primarily for rent abatements and rent deferrals and certain modified obligations under our leases. These changes have impacted and could continue to impact our ability to grow our business.

The COVID-19 pandemic also has affected and may continue to adversely affect the ability of certain of our suppliers, from whom we purchase domestic and international commodities, to fulfill their obligations to us, which may negatively affect our restaurant operations. These suppliers include third parties that supply and/or prepare our ingredients, packaging, paper and cleaning products and other necessary operating materials, distribution centers, and logistics and transportation services providers, including those in the trucking industry. If our suppliers are unable to fulfill their obligations to us, we could face shortages of food items or other supplies at our restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

The further spread of COVID-19 or other infectious diseases, and the requirements or measures imposed or taken by federal, state and local governments and businesses to mitigate the spread of such diseases, could disrupt our business or impact our ability to carry out our business as usual, which could have a material adverse impact on our business, liquidity, financial condition and results of operations. Even in regions where we have reopened, our restaurants may be subject to modified hours and operations and/or reduced customer traffic. Moreover, certain of those regions may suffer a COVID-19 relapse after reopening resulting in closing those restaurants again. If any regions fail to fully contain the COVID-19 pandemic, or if additional regions suffer multiple COVID-19 relapses, any of those markets may not recover quickly or at all, which could have a material adverse effect on our business and results of operations. As a result, we may incur material impairment losses to our inventory, goodwill, intangibles and long-lived assets, and our ability to realize the benefits from deferred tax assets may become limited, any of which may have a significant or material impact on our financial results. Increased volatility or significant disruption of global financial markets due in part to the COVID-19 pandemic or other infectious diseases could have a negative impact on our ability to access capital markets and other funding sources on acceptable terms or at all and impede our ability to comply with debt covenants.

We are vulnerable to changes in economic conditions and consumer preferences that could have a material adverse effect on our business, financial condition and results of operations.

Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The COVID-19 pandemic has led to changes in consumer spending behaviors as customers choose to avoid public gathering places, which may continue to impact traffic in our restaurants for an extended period of time particularly if trends related to work from home continue. For example, we experienced and continue to experience changes in our breakfast and lunch business as it relates to customers who visit us before starting the workday, on their way to work or during corporate lunch breaks. In addition to the COVID-19 pandemic, factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and our restaurants in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could have a material adverse effect on our business, financial condition and results of operations. Further, a new presidential and legislative administration recently took office, and it is not yet known what changes the new administration will make to economic or tax policies and how those policies will impact the economy or consumer discretionary spending. There can also be no assurance that consumers will continue to regard our menu offerings favorably, that we will be able to develop new menu items that appeal to consumer preferences or that there will not be a drop in consumer demands for restaurant dining during breakfast and lunch dayparts. Restaurant traffic and our resulting sales depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. In addition, the restaurant industry is subject to scrutiny due to the perception that restaurant company practices have contributed to poor nutrition, high caloric intake, obesity or other health concerns of their customers. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, government regulation may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings and laws and regulations affecting permissible ingredients and menu items. A number of counties, cities and states have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our menu offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers. We may not be able to effectively respond to changes in consumer health perceptions, comply with further nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits, which could have a material adverse effect on our business, financial condition and results of operations.

An important aspect of our growth strategy involves opening new restaurants in existing and new markets. We may be unsuccessful in opening new restaurants or establishing new markets and our new restaurants may not perform as well as anticipated which could have a material adverse effect on our business, financial condition and results of operations.

A key part of our growth strategy includes opening new restaurants in existing and new markets and operating those restaurants on a profitable basis. We opened 23 new company-owned restaurants in fiscal 2020 and plan to open             company-owned restaurants over             . Our franchisees opened 19 new franchise-operated restaurants in fiscal 2020. We must identify target markets where we can enter or expand, and we may not be able to open our planned new restaurants within budget or on a timely basis, and our new restaurants may not perform as well as anticipated. Our and our franchisees’ ability to successfully open new restaurants is affected by a number of factors, many of which are beyond our control, including our and our franchisees’ ability to:

•	identify available and suitable restaurant sites;

•	compete for restaurant sites;

•	reach acceptable agreements regarding the lease or purchase of restaurant sites;

•

obtain or have available the financing required to develop and operate new restaurants, including construction and opening costs, which includes access to leases and equipment leases at favorable interest and capitalization rates;

•	respond to unforeseen engineering or environmental problems with our selected restaurant sites;

•	mitigate the impact of inclement weather, natural disasters and other calamities on the development of restaurant sites;

•	hire, train and retain the skilled management and other employees necessary to meet staffing needs of new restaurants;

•

obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in local, state or federal law and regulations that adversely affect our and our franchisees’ costs or ability to open new restaurants; and

•	respond to construction and equipment cost increases for new restaurants.

There is no guarantee that a sufficient number of suitable restaurant sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. If we are unable to open new restaurants, or if planned restaurant openings are significantly delayed, it could have a material adverse effect on our business, financial condition and results of operations.

As part of our long-term growth strategy, we may open restaurants in geographic markets in which we have little or no prior operating experience. Our system-wide restaurant base is geographically concentrated in the southeast portion of the United States, and we may encounter new challenges as we enter new markets. The challenges of entering new markets include: difficulties in hiring experienced personnel; increased labor costs; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of company-owned and franchised restaurants in our existing markets, and we may find that our concept has limited appeal in new markets. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy and operating costs than existing restaurants. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to manage our growth effectively could harm our business and results of operations.

Our growth plan includes opening new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could have a material adverse effect on our business, financial condition and results of operations.

Opening new restaurants in existing markets may negatively impact sales at our and our franchisees’ existing restaurants.

The consumer target area of our and our franchisees’ restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, if we open new restaurants in or near markets in which we or our franchisees’ already have restaurants, it could have a material adverse effect on sales at these existing restaurants. Existing restaurants could also make it more difficult to build our and our franchisees’ consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our or our franchisees’ existing restaurants over the long term. However, due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new restaurants in areas where we have existing restaurants. This could have a material adverse effect on the results of operations and same-restaurant sales growth for our restaurants in such markets due to the close proximity with our other restaurants and market saturation. Sales cannibalization between our restaurants may become significant in the future as we continue to open new restaurants and could affect our sales growth, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

A decline in visitors to any of the retail centers, lifestyle centers, or entertainment centers where our restaurants are located could negatively affect our restaurant sales.

Our restaurants are primarily located in high-activity trade areas that often contain retail centers, lifestyle centers, and entertainment centers. We depend on high visitor rates in these trade areas to attract customers to our restaurants. Factors that may result in declining visitor rates at these locations include economic or political conditions, anchor tenants closing in retail centers in which we operate, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending, increasing petroleum prices, mobility restrictions, fear of contracting COVID-19 or other infectious diseases and the sharp increase in unemployment caused by the closure of businesses in response to the COVID-19 pandemic, or other factors. A decline in traffic at these locations for a sustained period could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic and related government restrictions imposed by federal, state and local governments have and may continue to impact customer traffic at our restaurants, possibly for prolonged periods of time. We temporarily closed our dining rooms and moved to exclusively off-premise sales by April 2020 to comply with government restrictions and, on April 13, 2020, to help ensure the safety of our employees, temporarily suspended all operations at the company-owned restaurants. The COVID-19 pandemic has also adversely affected our ability to implement our business strategy, including our ability to build in both new and existing markets and increase brand awareness. These changes and any additional changes could continue to have a material adverse effect on our business, liquidity, financial condition and results of operations, particularly if these changes remain in place for a significant amount of time. If business interruptions caused by the COVID-19 pandemic last longer than we expect, we or our franchisees may need to seek additional sources of liquidity. There can be no guarantee that additional liquidity, whether through the credit markets or government programs, will be readily available or available on favorable terms to our franchisees or us.

Our same-restaurant sales growth may be lower than we expect in future periods.

Same-restaurant sales growth will continue to be a critical factor affecting our ability to generate profits because the profit margin on same-restaurant sales growth is generally higher than the profit margin on new restaurant sales. Our ability to increase same-restaurant sales growth depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target same-restaurant sales growth or that the change in same-restaurant sales growth could be negative, which may cause a decrease in sales growth and ability to achieve profitability. This could have a material adverse effect on our business, financial condition and results of operations.

Our marketing programs and our limited time new offerings may not be successful and could fail to meet expectations, and our new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts on new and seasonal menu items, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain customers. In addition, as the number of our restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk. Additionally, our limited time menu offerings, which we offer as a key part of our promotional activities from time to time, may not perform as anticipated, which could have an adverse impact on our results of operations for the related period. If these initiatives are not successful, it could result in us incurring expenses without the benefit of higher revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in the cost of food could have a material adverse effect on our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in the cost of sales, including, among other things, pork, coffee, eggs, avocados, potatoes, bread, cheese, fresh fruit and produce items. We are susceptible to increases in the cost of food due to factors beyond our control, such as freight and delivery charges, general economic conditions, seasonal economic fluctuations, weather conditions, global demand, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, tariffs and import taxes, product recalls and government regulations. Dependence on frequent deliveries of fresh produce and other food products subjects our business to the risk that shortages or interruptions in supply could adversely affect the availability, quality or cost of ingredients or require us to incur additional costs to obtain adequate supplies. Deliveries of supplies may be affected by adverse weather conditions, natural disasters, labor shortages, or financial or solvency issues of our distributors or suppliers, product recalls or other issues. Further, increases in fuel prices could result in increased distribution costs. In addition, a material adverse effect on our business, financial condition and results of operations could occur if any of our distributors, suppliers, vendors, or other contractors fail to meet our quality or safety standards or otherwise do not perform adequately, or if any one or more of them seeks to terminate its agreement or fails to perform as anticipated, or if there is any disruption in any of our distribution or supply relationships or operations for any reason.

Changes in the price or availability of certain food products, including as a result of the COVID-19 pandemic, could affect our profitability and reputation. While other commodities we purchase are subject to contract pricing and therefore have not been impacted by price inflation as a result of the COVID-19 pandemic thus far, as our contracts expire, we may not be able to successfully re-negotiate terms that protect us from price inflation in the future. International commodities we purchase are also subject to supply shortages or interruptions due to the COVID-19 pandemic.

Changes in the cost of ingredients can result from a number of factors, including seasonality, increases in the cost of grain, disease and viruses and other factors that affect availability and greater international demand for domestic pork products. In the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend or permanently discontinue serving menu items rather than paying the increased cost for the ingredients. Any such changes to our available menu could negatively impact our restaurant traffic, business and same-restaurant sales growth during the shortage and thereafter. While future cost increases can be partially offset by increasing menu prices, there can be no assurance that we will be able to offset future cost increases by increasing menu prices. If we or our franchisees implement menu prices increases, there can be no assurance that increased menu prices will be fully absorbed by our customers without any resulting change to their visit frequencies or purchasing patterns. Competitive conditions may limit our menu pricing flexibility and if we or our franchisees implement menu price increases to protect our margins, restaurant traffic could be materially adversely affected, at both company-owned and franchised restaurants.

Food safety and quality concerns may negatively impact our business and profitability, our internal operational controls and standards may not always be met and our employees may not always act professionally, responsibly and in our and our customers’ best interests. Any possible instances of food-borne illness could reduce our restaurant sales.

Food safety is a top priority, and we dedicate substantial resources to help ensure that our customers enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. Incidents or reports of food-borne or water-borne illness or other food safety issues, food contamination or tampering, employee hygiene and cleanliness failures or improper employee conduct, customers entering our restaurants while ill and contaminating food ingredients or surfaces at our restaurants could lead to product liability or other claims. Such incidents or reports could negatively affect our brand and reputation and could have a material adverse effect on our business, financial condition and results of operations. Similar incidents or reports occurring at competitors in our industry unrelated to us could likewise create negative publicity, which could negatively impact consumer behavior towards us.

We cannot guarantee to consumers that our food safety controls, procedures and training will be fully effective in preventing all food safety and public health issues at our restaurants, including any occurrences of pathogens (i.e., Ebola, “mad cow disease,” “SARS,” “swine flu,” Zika virus, avian influenza, hepatitis A, porcine epidemic diarrhea virus, norovirus or other virus), bacteria (i.e., salmonella, listeria or E.coli), parasites or other toxins infecting our food supply. These potential public health issues, in addition to food tampering, could adversely affect food prices and availability of certain food products, generate negative publicity, and lead to closure of restaurants resulting in a decline in our sales or profitability. In addition, there is no guarantee that our restaurant locations will maintain the high levels of internal controls and training we require at our restaurants. Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control, and may affect multiple restaurant locations as a result. We cannot assure that all food items will be properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our restaurants. The risk of food-borne illness may also increase whenever our menu items are served outside of our control, such as by third-party food delivery services companies, customer take out or at catered events. We do not have direct control over our third-party suppliers, transporters or delivery services, including in their adherence to additional sanitation protocols and guidelines as a result of the COVID-19 pandemic or other infectious diseases, and may not have visibility into their practices. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-owned or franchised restaurants could negatively affect sales at all our restaurants if highly publicized, such as on national media outlets or through social media, especially due to the geographic concentration of many of our restaurants. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. Furthermore, due to the COVID-19 pandemic, we must comply with stricter health regulations and guidelines and increased public concern and expectations over food safety standards and controls. Potential food safety incidents, whether at our restaurants or involving our business partners, could lead to wide public exposure and negative publicity, which could materially harm our business. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had material adverse impacts on their operations, and we cannot assure you that we could avoid a similar impact upon the occurrence of a similar incident at one of our restaurants. Additionally, even if food-borne illnesses were not identified at our restaurants, our restaurant sales could be adversely affected if instances of food-borne illnesses at other restaurant chains were highly publicized.

Finally, although we have followed industry standard food safety protocols in the past and have endeavored to continually enhance our food safety procedures to ensure that our food is as safe as it can possibly be, we may still be at a higher risk for food-borne illness occurrences than some competitors due to our greater use of fresh, unprocessed produce and meats, our reliance on employees cooking with traditional methods rather than automation, and our avoidance of frozen ingredients.

New restaurants may not be profitable or may close, and the performance of our restaurants that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher or lower than normal sales volumes. Our SLEBITDA Margins are generally lower through the first 12 months of operation. In new markets, the length of time before average sales for new restaurants stabilize is less predictable as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our AUV and same-restaurant sales growth may not increase at the rates our existing restaurants have achieved over the past several years. Our ability to operate new restaurants profitably and increase AUV and same-restaurant sales growth will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	consumption patterns and food preferences that may differ from region to region;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

•	increases in prices for commodities;

•	inefficiency in our labor costs as the staff gains experience;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants;

•	changes in government regulation; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

Although we target specified operating and financial metrics, new restaurants may not meet these targets or may take longer than anticipated to do so. If our new restaurants do not perform as planned or close, or if we are unable to achieve our expected restaurant sales, it could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition for customers, and our inability to compete effectively may affect our traffic, our sales and our operating profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry is intensely competitive with many companies that compete directly and indirectly with us with respect to food quality, brand recognition, service, price and value, convenience, design and location. We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. We compete with fast casual restaurants, quick service restaurants and casual dining restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing restaurants or intend to locate new restaurants. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have or plan to have restaurants. We also compete with a number of non-traditional market participants, such as convenience stores, grocery stores, coffee shops, meal kit delivery services, and “ghost” or dark kitchens, where meals are prepared at separate takeaway premises rather than a restaurant. Competition from food delivery services companies has also increased in recent years, particularly during the COVID-19 pandemic, and is expected to continue to increase. Any inability to successfully compete with the restaurants in our existing or new markets will place downward pressure on our customer traffic and could have a material adverse effect on our business, financial condition and results of operations. Additionally, all delivery from our restaurants is through third-party delivery companies. If these third-party delivery companies cease doing business with us, cannot make their scheduled deliveries, do not continue their relationship with us on favorable terms or fail to effectively compete with other third-party delivery providers in the sector, it may have a negative impact on sales or result in increased third-party delivery fees. If any third-party delivery provider we partner with experiences damage to their brand image, we may also see ramifications due to our partnership with them. As delivery, as well as the partnerships we have made in connection with delivery, is still a growing business for us, it may be difficult for us to anticipate its impact to our sales as well as the challenges we may face in the future.

Our continued success also depends in part on the continued popularity of our menu and the experience we offer customers at our restaurants. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to changes in those conditions. In addition, some of our competitors in the past have implemented promotional programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, restaurant sales and restaurant operating profit margins could decline, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, our competitors with greater financial resources are able to spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing expenditures decrease for any reason, or should our advertising, promotions, new menu items and restaurant designs and locations be less effective than our competitors’, it could have a material adverse effect on our business, financial condition and results of operations.

The financial performance of our franchisees can have a material adverse effect on our business, financial condition and results of operations.

As 22% of our restaurants were franchised as of December 27, 2020, our results of operations are dependent in part upon the operational and financial success of our franchisees. We receive royalties, franchise fees and contributions to a system fund used for advertising from our franchisees. We have limited control over how our franchisees’ businesses are run, and our franchisees may not comply with our established operational standards and guidelines. While we are responsible for ensuring the success of our system-wide restaurants and for taking a long-term view with respect to system-wide improvements, our franchisees have individual business strategies and objectives, which may conflict with our interests. Our franchisees may not be able to secure adequate financing to open or continue operating their restaurants. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed or close their restaurants, it could result in reduced franchise revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We have limited control with respect to the operations of our franchisees, which could have a material adverse effect on our business, financial condition and results of operations.

Franchisees are independent business operators and are not our employees, and we do not exercise control over the day-to-day operations of the franchised restaurants. We provide training and support to franchisees, and set and monitor operational standards and guidelines, however, because we do not have day-to-day control over the franchisees, we cannot give assurance that the franchisees operate restaurants in a manner consistent with our standards, guidelines and requirements, or hire and train qualified managers and other restaurant personnel. If franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other franchisees, may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain good relationships with our franchisees, revenues could decrease and we may be unable to expand our presence in certain markets.

Our franchisees pay us fees pursuant to our franchise agreements. The viability of our franchise business depends on our ability to maintain good relationships with our franchisees. If we are unable to maintain good relationships with our franchisees, we may be unable to renew franchise agreements, which would result in a decrease in our franchise revenues and our presence in certain markets, which could have a material adverse effect on our business, financial condition and results of operations.

The interests of our franchisees may conflict with yours or ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees.

Franchisees, as independent business operators, may from time to time disagree with us on our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement and the terms and conditions of the franchisee/franchisor relationship. In addition, franchise agreements require us and our franchisees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. As a result, at any given time, we may be in disputes with one or more of our franchisees. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our restaurants, which could, even if we prevail, have a material adverse effect on our business, financial condition and results of operations.

In addition, various state and federal laws govern our relationship with our franchisees. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationship that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

Our system-wide restaurant base is geographically concentrated in the southeast portion of the United States, and we could be negatively affected by conditions specific to that region.

Our restaurants in the southeast portion of the United States represented approximately 41% of our system-wide restaurants as of December 27, 2020. Our restaurants in Florida represented approximately 24% of our system-wide restaurants as of December 27, 2020. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in the southeast portion of the United States have had, and may continue to have, material adverse effects on our business, financial condition and results of operations. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by conditions in this geographic area compared to other chain restaurants with a national footprint.

In addition, our competitors could open additional restaurants in the southeast portion of the United States, which could result in reduced market share for us in this key geographic region, which could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation and negative publicity could have a material adverse effect on our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by negative publicity relating to food quality, the safety, sanitation and welfare of our restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing and other policies, practices and procedures, employee relationships and welfare or other matters at one or more of our restaurants. Any publicity relating to health concerns, perceived or specific outbreaks of the COVID-19 pandemic or other infectious diseases attributed to one or more of our restaurants, or non-compliance with COVID-19 related government restrictions imposed by federal, state and local governments could result in a significant decrease in customer traffic in all of our restaurants and could have a material adverse effect on our results of operations. Furthermore, similar negative publicity or occurrences with respect to other restaurants or other restaurant chains could also decrease our customer traffic and have a similar material adverse effect on our business. In addition, incidents of restaurant commentary have increased dramatically with the proliferation of social media platforms. Negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held responsible. In addition, the negative impact of adverse publicity may extend far beyond the restaurant involved, especially due to the high geographic concentration of many of our restaurants, and affect some or all our other restaurants, including our franchised restaurants. For example, we, or other restaurant companies generally, could come under criticism from animal rights and welfare activists for our business practices or those of our suppliers. Such criticisms could impair our brand, our restaurant sales, our hiring, our expansion plans, and the performance of our franchisees. If we changed our practices because of concerns about animal welfare, or in response to such criticisms, our costs might increase, or we may have to change our suppliers or our menu. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis and negative publicity from our franchised restaurants may also significantly impact company-owned restaurants. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate such unrelated businesses with our operations. Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. These types of employee claims could also be asserted against us, on a co-employer theory, by employees of our franchisees. A significant increase in the number of these claims or an increase in the number of successful claims could have a material adverse effect on our business, financial condition and results of operations.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could have a material adverse effect on our business, financial condition and results of operations.

Our marketing efforts rely heavily on the use of social media. In recent years, there has been a marked increase in the use of social media platforms, including weblogs (blogs), mini-blogs, chat platforms, social media websites, and other forms of Internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. Many of our competitors are expanding their use of social media, especially since the beginning of the COVID-19 pandemic, and new social media platforms are rapidly being developed, potentially making more traditional social media platforms obsolete. As a result, we need to continuously innovate and develop our social media strategies in order to maintain broad appeal with customers and brand relevance, particularly given the rise in digital orders by customers at home due to the COVID-19 pandemic. We also continue to invest in other digital marketing initiatives that allow us to reach our customers across multiple digital channels and build their awareness of, engagement with, and loyalty to our brand. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher sales or increased brand recognition. Additionally, negative commentary regarding our restaurants, our food or our service may be posted on our website or social media platforms and may be adverse to our reputation or business. This harm may be immediate, without affording us an opportunity for redress or correction.

As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

We have a limited number of suppliers and distributors for several of our frequently used ingredients. If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.

We contract with one distributor, which we refer to as our “broadline” distributor, to provide virtually all of our food distribution services in the United States. As of December 27, 2020, approximately 80% of certain food and beverage ingredients, including pork and eggs were processed through our broadline distributor for distribution and delivery to each of our restaurants.

As of December 27, 2020, we utilized 15 affiliated distribution centers and each distribution center carries two to three weeks of inventory for our core ingredients. In the event of a catastrophe, such as a fire, our broadline distributor can supply the restaurants affected by their respective distribution center from another affiliated distribution center. If a catastrophe, such as a fire or extreme adverse weather conditions such as storms, floods, severe thunderstorms and hurricanes, were to occur at the distribution center that services the concentration of our restaurants located in Florida, we would be at immediate risk of product shortages because that distribution center supplies 30% of our company-owned restaurants as of December 27, 2020, which collectively represented 32% of our restaurant sales for fiscal 2020. The other 14 distribution centers collectively supply the other 70% of our company-owned restaurants, which represented the remaining 68% of our sales.

As of December 27, 2020, we purchased 100% of our pork from two suppliers, 100% of our eggs from two suppliers and 80% of our avocados from one supplier. We purchase these ingredients pursuant to purchase orders at prevailing market or negotiated contract prices and are not limited by minimum purchase requirements. We also purchased 100% of our coffee from one supplier. The cancellation of our supply arrangements with any one of these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurants or distribution centers due to problems in production or distribution, inclement weather, unanticipated demand or other conditions may materially and adversely affect our results of operations while we establish alternative supplier and distribution channels, all of which may materially and adversely affect our results of operations while we establish these alternate supplier and distribution channels. Accordingly, although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our existing suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

In addition, if our suppliers or distributors fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We also could experience shortages of key ingredients if our suppliers need to close or restrict operations due to the impact of the COVID-19 pandemic or other infectious diseases. If our suppliers’ employees are unable to work or our suppliers’ operations are disrupted due to the COVID-19 pandemic, we and our franchisees could face shortages of food items or other supplies, and our and our franchisees’ operations and sales could be materially adversely impacted by such supply interruptions. If that were to occur, we may not be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all.

Risks Related to Information Technology and Intellectual Property

Information technology system failures or breaches of our network security could interrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

We and our franchisees rely heavily on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants, for management of our supply chain, accounting, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any actual or perceived breach in the security of our information technology systems or those of our franchisees and third-party service providers could lead to damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and a significant theft, loss, disclosure, modification or misappropriation of, or access to, guests’, employees’, third parties’ or other proprietary data or other breach of our information technology systems could subject us or our franchisees to litigation or to actions by regulatory authorities. Furthermore, before and during the COVID-19 pandemic, at various times we have allowed certain of our team members in our corporate headquarters to work from home. The significant increase in remote working, particularly for an extended period of time, could increase certain risks to our business, including an increased risk of cybersecurity events, vulnerability of our systems and improper dissemination of confidential or personal information, if our physical and cybersecurity measures or our corporate policies are not effective. The costs to us to eliminate any of the foregoing cybersecurity vulnerabilities or to address a cyber-incident could be significant and have a material adverse impact on our business, financial condition and results of operations.

The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, may take many forms (including phishing, social engineering, denial or degradation of service attacks, malware or ransomware), change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. In addition, our employees, franchisees, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate regulated, protected, or personally identifiable information, and may purposefully or inadvertently cause a breach involving or compromise of such information. Third parties may have the technology or know-how to breach the security of the information collected, stored, or transmitted by us or our franchisees, and our respective security measures, as well as those of our technology vendors, may not effectively prohibit others from obtaining improper access to this information. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of such a breach or compromise. There is no assurance that any security procedures or controls that we or our third-party providers have implemented will be sufficient to prevent data-security related incidents from occurring.

We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted or existing security breaches or failures and their consequences. As data security-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. We could be forced to expend significant financial and operational resources in responding to a security breach, including investigating and remediating any information security vulnerabilities, defending against and resolving legal and regulatory claims and complying with notification obligations, all of which could divert resources and the attention of our management and key personnel away from our business operations and adversely affect our business, financial condition and results of operations. In addition, our remediation efforts may not be successful and we could be unable to implement, maintain and upgrade adequate safeguards.

We are continuing to expand, upgrade and develop our information technology capabilities, including implementing a new credit card processing system in all of our company-owned locations in 2020, and we plan to work with our franchisees to have their restaurants upgrade to the same system. If we are unable to successfully upgrade or expand our technological capabilities, we may not be able to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. Additionally, unforeseen problems with our point-of-sale system or our credit card processing system may affect our operational abilities and internal controls and we may incur additional costs in connection with such upgrades and expansion.

Failure to comply with federal and state laws and regulations relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, advertising and consumer protection, could have a material adverse effect on our business, financial condition and results of operations.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we and our franchisees maintain, and in those maintained by our third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. Further, our customers and employees have a high expectation that we and our service providers will adequately protect their personal information.

Further, the standards for systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payment themselves, all of which can put electronic payment data at risk, are determined and controlled by the payment card industry, not by us. For example, we are subject to industry requirements such as the Payment Card Industry Data Security Standard, or PCI-DSS, as well as certain other industry standards. Any failure to comply with these rules and/or requirements could significantly harm our brand, reputation, business and results of operations, and in the case of PCI-DSS, could result in monetary penalties and/or the exclusion from applicable card brands. We also rely on independent service providers for payment processing, including payments made using credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed.

We rely on a variety of marketing and advertising techniques, including email communications, affiliate partnerships, social media interactions, digital marketing, direct mailers, public relations initiatives and local community sponsorships, promotions and partnerships, and we are subject to various laws and regulations that govern such marketing and advertising practices. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data, particularly in the context of digital marketing, which we rely upon to attract new customers. We are, and may increasingly become, subject to other various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding and are subject to potentially differing interpretations. In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission (the “FTC”), have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions.

Laws and expectations relating to privacy continue to evolve, and we continue to adapt to changing needs. For example, the definition of “personal information” or “personal data” under newer privacy laws is much broader than the definition of “personally identifiable information” that appears in older privacy laws, and many jurisdictions have or will soon enact new privacy laws. Specifically, certain states in which we operate or may operate in the future have enacted or may soon enact comprehensive privacy laws that may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than current federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, imposes new and enhanced data privacy obligations and creates new privacy rights for California residents, including the right to access and delete their personal information and to opt-out of certain sharing and sales of their personal information. The CCPA allows for significant civil penalties and statutory damages for violations and contains a private right of action for certain data breach incidents. Similarly, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective beginning January 1, 2023, and contains provisions that require businesses to conduct data protection assessments in certain circumstances and obtain opt-in consent from consumers to process certain sensitive personal information, among other requirements. Efforts are underway in numerous other states to pass data privacy laws that are similar to the CCPA and/or the CDPA, further complicating the legal landscape. In addition, laws in all 50 states require businesses to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach (and, in some cases, to regulators and/or the media). There is also the possibility that Congress could strengthen federal privacy laws and/or enact a new comprehensive federal privacy law that would apply to us, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. Our failure to adhere to or successfully implement appropriate processes to adhere to the requirements of evolving laws and regulations in this area could expose us and our franchisees to financial penalties and legal liability. Our and our franchisees’ systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so.

Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers, suppliers or vendors and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from our products and services. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. For example, Apple recently moved to “opt-in” privacy models, requiring users to voluntarily choose to receive targeted ads, which may reduce the value of ad impressions on its iOS mobile application platform. Many applications and other devices allow consumers to avoid receiving advertisements by paying for subscriptions or other downloads. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, have a material adverse effect on our business, financial condition and results of operations.

We face potential liability with our gift cards under the property laws of some states.

Our gift cards, which may be used to purchase food and beverages in our restaurants, may be considered stored value cards by certain states in accordance with their abandoned and unclaimed property laws. These laws could require a company to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive; however, we are not required to remit any amounts relating to unredeemed gift cards to states as that obligation has been assumed by the third-party issuer of the gift cards. We recognize income from unredeemed cards when we determine that the likelihood of the cards being redeemed is remote and that recognition is appropriate based on governing state statutes.

The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our position on the application of its abandoned and unclaimed property laws to our gift cards, or if the estimates that we use in projecting the likelihood of the cards being redeemed prove to be inaccurate, our liabilities with respect to unredeemed gift cards may be materially higher than the amounts shown in our consolidated financial statements. If we are required to materially increase the estimated liability recorded in our consolidated financial statements with respect to unredeemed gift cards, our financial condition and results of operations could be adversely affected.

Additionally, we rely on third-party service providers to administer aspects of our gift cards. Any failure on the part of this service provider to fulfill their contract in a way that adversely effects the use or purchase of our gift cards could result in a material adverse effect on our business, financial condition and results of operations.

The failure to enforce and maintain our trademarks and protect our other intellectual property could have a material adverse effect on our business, including our ability to establish and maintain brand awareness.

We have registered First Watch® and certain other names, logos and slogans used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office (“USPTO”). The First Watch® trademark is also registered in Canada. In addition, the First Watch logo, website domain name and Facebook, Instagram and Twitter accounts are our intellectual property. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be negatively affected, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance. There can be no assurance that all the steps we have taken to protect our intellectual property in the United States will be adequate.

We or our suppliers maintain the seasonings and additives for our menu items, as well as certain standards, specifications and operating procedures, as trade secrets or confidential information. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or confidential information, despite the existence of confidentiality agreements and other measures. While we try to ensure that the quality of our brand and branded products is maintained by all our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation. If any of our trade secrets or information were to be disclosed to or independently developed by a competitor, it could have a material adverse effect on our business, financial condition and results of operations.

Litigation with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, service marks, trade names and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in our intellectual property were invalidated or deemed unenforceable, we may not be able to prevent third parties from using such intellectual property or similar intellectual property to compete with us, which, in turn, could lead to a decline in our brand and the goodwill associated therewith and the results of operations. If our intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims. We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations regardless of whether we are able to successfully enforce our rights.

Risks Related to Employees and the Workforce

We depend on our executive officers and certain other key employees, the loss of whom could have a material adverse effect on our business, financial condition and results of operations.

We rely upon the accumulated knowledge, skills and experience of our executive officers and certain other key employees. Our chief executive officer has been with us for more than 14 years and our executive officers have a combined total of 78 years of experience in the food service industry. The loss of the services of any of our executive officers could have a material adverse effect on our business, financial condition and results of operations, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. If our executive officers were to leave us or become incapacitated, it might negatively impact our planning and execution of business strategy and operations. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified executive personnel. There is a high level of competition for experienced, successful executive personnel in our industry. Our inability to meet our executive staffing requirements in the future could have a material adverse effect on our business, financial condition and results of operations.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our restaurants.

We believe that the “You First” culture of our employee workforce is a key factor to our success. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and employees to meet the needs of our existing restaurants and to staff new restaurants. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits. We place a heavy emphasis on the qualification and training of our personnel and spend a significant amount of time and money on training our employees. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, could have a material adverse effect on our business, financial condition and results of operations. Any such inability could also delay the planned openings of new restaurants and could adversely impact our existing restaurants. The inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in restaurant openings could have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic has created staffing complexities for us and other restaurant operators and, on April 13, 2020, to help ensure the safety of our employees, we temporarily suspended all operations at the company-owned restaurants. On May 18, 2020, in conjunction with municipal health and safety mandates, we began to reopen our company-owned restaurants in four phases, and substantially all our restaurants were open by the end of June 2020. We reopened all of our restaurants in a new environment, filled with increased complexity for our employees and managers, a decreased applicant pool for all positions, safety concerns, and ongoing staff call-outs and exclusions due to illness. The COVID-19 pandemic has also resulted in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Furthermore, due to the COVID-19 pandemic, we could experience a shortage of labor for restaurant positions as concern over exposure to COVID-19 and other factors could decrease the pool of available qualified talent for key functions. In addition, our existing wages and benefits programs, combined with the challenging conditions due to the COVID-19 pandemic and the highly competitive wage pressure resulting from the labor shortage, may be insufficient to attract and retain the best talent. Our failure to recruit and retain new restaurant employees in a timely manner or higher employee turnover levels all could affect our ability to open new restaurants and grow sales at existing restaurants, and we may experience higher than projected labor costs.

The failure to obtain or to properly verify the employment eligibility of our employees could have a material adverse effect on our business, financial condition and results of operations.

Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in states in which participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that may negatively impact our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who are unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. Failure by our franchisees to comply with employment eligibility or immigration laws may also result in adverse publicity and reputational harm to our brand and could subject them to fines, penalties and other costs. These factors could materially adversely affect our business, financial condition and results of operations.

Failure to maintain our corporate culture as we grow could have a material adverse effect on our business, financial condition and results of operations.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain the innovation, teamwork, passion and focus on execution that we believe are important aspects of our corporate culture. Any failure to preserve our culture could negatively impact our operations, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we cannot maintain our corporate culture as we grow, it could have a material adverse effect on our business, financial condition and results of operations.

Unionization activities may disrupt our operations and increase our costs.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could have a material adverse effect on our business, financial condition and results of operations. In addition, a labor dispute involving some or all our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes could increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build-out costs for new restaurants in such markets could materially increase.

Legal and Regulatory Risks

Matters relating to employment and labor law could have a material adverse effect on our business, financial condition and results of operations and restaurant companies have been the target of class action lawsuits and other proceedings alleging violations of workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful could result in our payment of substantial damages or settlement costs.

Various federal and state labor laws govern our relationships with our employees. Our operations are subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, workers’ compensation rates, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, state and local payroll taxes, federal and state laws which prohibit discrimination, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government regulations and new laws, including mandated increases in minimum wages, changes in exempt and non-exempt status, or mandated benefits such as health insurance could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, franchisees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Moreover, claims asserted against franchisees may at times be made against us as a franchisor. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies, including us, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of managers and failure to pay for all hours worked. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and result in increases in our insurance premiums. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could have a material adverse effect on our business, financial condition and results of operations.

We could be party to litigation that could distract management, increase our expenses or subject us to material monetary damages or other remedies.

Our customers occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We may also be subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. In recent years, a number of restaurant companies have been subject to such claims, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could have a material adverse effect on our business, financial condition and results of operations. In addition, such allegations could result in adverse publicity and negatively impact our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the fast casual or traditional fast food segments of the industry) may harm our reputation and could have a material adverse effect on our business, financial condition and results of operations.

If we and our franchisees face labor shortages or increased labor costs or health care costs, it could have a material adverse effect on our business, financial condition and results of operations.

Labor is a primary component in the cost of operating our restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, unionization of restaurant workers, or increases in the federally-mandated or state-mandated minimum wage, change in exempt and non-exempt status, unemployment tax rates, workers’ compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our operating expenses could increase and our growth could be adversely affected.

We have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal or state minimum wage and increases in the minimum wage will increase our labor costs and the labor costs of our franchisees. Additionally, we operate in states and localities where the minimum wage is significantly higher than the federal minimum wage and in such areas our staff members receive minimum compensation equal to the state’s or locality’s minimum wage. In other geographic areas, some of our staff members may be paid a tip credit wage that is supplemented by gratuities received from our customers. We rely on our employees to accurately disclose the full amount of their tip income, and we base our Federal Insurance Contributions Act tax reporting on the disclosures provided to us by such employees. Increases in the tip credit minimum wage in these states or localities, or under federal law, may have a material adverse effect on our labor costs, and our financial performance. Increases in federal or state minimum wage may also result in increases in the wage rates paid for non-minimum wage positions. We may be unable to increase our menu prices in order to pass future increased labor costs on to our customers, in which case our operating margins would be negatively affected. If menu prices are increased by us or our franchisees to cover increased labor costs, the higher prices could adversely affect demand for our menu items, resulting in lower sales and decreased franchise revenues.

In addition, our success depends in part upon our and our franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators, management personnel and other employees. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. Competition for these employees could require us or our franchisees to pay higher wages, which could also result in higher labor costs. In addition, limited service restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced any significant problems in recruiting employees, our and our franchisees’ ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could increase our and our franchisees’ labor costs and have a material adverse effect on our business, financial condition and results of operations.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of wage and labor laws. Such claims could also be asserted against us by employees of our franchisees. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could have a material adverse effect on our business, financial condition and results of operations.

With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act (the “ACA”), we are required to provide affordable coverage, as defined in the ACA, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria in the ACA. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets.

We are exposed to risks associated with leasing property subject to long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our restaurant leases are non-cancelable and typically have initial terms of 10 years, providing for two to four renewal options of five years each as well as rent escalations. Generally, our leases are triple-net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases, and additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. Even if we close a restaurant, we are required to perform our obligations under the applicable lease, which could include, among other things, a payment of the base rent, property taxes, insurance and common area maintenance costs for the balance of the lease term, which would impact our profitability. Due to the COVID-19 pandemic, on April 13, 2020, to help ensure the safety of our employees, we temporarily suspended all operations at the company-owned restaurants and negotiated extensively with our landlords primarily for rent abatements and rent deferrals and certain modified obligations under our leases, but we still may not be able to recover our investment in these properties.

In addition, as leases expire for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to negotiate renewals, either on commercially acceptable terms or at all. As a result, we may close or relocate the restaurant, which could subject us to construction costs related to leasehold improvements and other costs and risks. Additionally, the revenues and profit, if any, generated at a relocated restaurant may not equal the revenues and profit generated at the existing restaurant.

Our business is subject to risks related to our sale of alcoholic beverages.

We serve alcoholic beverages at our restaurants. Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcoholic beverages manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could have a material adverse effect on our business, financial condition and results of operations.

We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have a material effect on our business, financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation discussed above, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our results of operations. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

The development and operation of our restaurants depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement

HACCP programs. For example, the Food Safety Modernization Act (“FSMA”), signed into law in January 2011, granted the U.S. Food and Drug Administration new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these requirements, we anticipate that the requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. We may be required to incur additional time and resources to comply with new food safety requirements made under FSMA or other federal or state food safety regulations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, many applicable laws could require us to expend significant funds to make modifications to our restaurants or operations to comply with such laws. Compliance with these laws can be costly and may increase our exposure to litigation or governmental investigations or proceedings.

We are subject to the Americans with Disabilities Act (the “ADA”), which, among other things, requires our restaurants to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our restaurants to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

In addition, our franchising activities are subject to laws enacted by a number of states, rules and regulations promulgated by the FTC and certain rules and requirements regulating licensing activities in foreign countries. Failure to comply with new or existing licensing laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing sales and our relationships with our franchisees.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and could have a material adverse effect on our business, financial condition and results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with all these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Risks Related to Accounting and Financial Reporting Matters

Changes in accounting principles applicable to us could have a material adverse effect on our financial condition and results of operations.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our financial condition and results of operations, and could affect the reporting of transactions completed before the announcement of a change.

An impairment in the carrying value of our goodwill or indefinite-lived intangible assets could have a material adverse effect on our financial condition and results of operations.

As of December 27, 2020, we had $345.2 million of goodwill and $137.5 million of indefinite-lived intangible assets. We test goodwill and indefinite-lived intangible assets for impairment annually on the first day of the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that impairment may have occurred. We performed a quantitative annual impairment assessment of goodwill and indefinite-lived intangible assets in April 2020 as the effect of the COVID-19 pandemic was considered a triggering event indicating that the carrying value of goodwill and indefinite-lived intangible assets may not be recoverable. We also performed an annual impairment test for both goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of fiscal 2020. We did not recognize any impairment losses in fiscal 2020. Following our strategic review of our restaurant operations and our assessment of The Egg & I tradename in the second quarter of fiscal 2019, we recognized a non-cash impairment charge of $29.0 million related to the indefinite-lived intangible asset and the remaining net book value of $0.3 million was amortized through the end of fiscal 2019. We performed a qualitative annual impairment test for both goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of fiscal 2019 and we did not recognize any additional impairment losses in fiscal 2019 as a result of this assessment.

We cannot accurately predict the amount and timing of any impairment of assets and an impairment test in the future may indicate that an impairment has occurred. In the event that the book value of goodwill or other indefinite-lived intangible assets is impaired, any such impairment would be charged to earnings in the period of impairment and could have a material adverse effect on our financial condition and results of operations. See Note 6, Goodwill and Note 7, Intangible Assets, Net in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

Changes to estimates related to our long-lived assets and definite-lived intangible assets or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment losses on certain long-lived assets, which may adversely affect our results of operations.

Changes to estimates related to our property, fixtures and equipment and definite-lived intangible assets or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment losses or accelerate the amortization on certain long-lived assets, which may adversely affect our results of operations. We evaluated our long-lived assets at company-owned restaurants for impairment in April 2020 as the effect of the COVID-19 pandemic was considered a triggering event indicating that the carrying values of our property, fixtures and equipment and definite-lived intangible assets may not be recoverable and we did not recognize any impairment losses. Following our strategic review of our restaurant operations and our assessment of The Egg & I franchise rights in the second quarter of fiscal 2019, we recognized a non-cash impairment charge of $3.2 million related to the definite-lived intangible assets and accelerated the amortization of the remaining net book value through the end of fiscal 2019. The remaining net book value of the definite-lived intangible assets were amortized through the end of fiscal 2019. See Note 7, Intangible Assets, Net in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

Compliance with environmental laws or liabilities arising from environmental laws could increase our operating expenses and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities for clean-up costs and personal injury or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether such environmental conditions were created by us or by a prior owner or tenant. These environmental laws provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. If we are found liable for the costs of remediating contamination at any of our properties, our operating expenses would likely increase and such finding could have a material adverse effect on our business, financial condition and results of operations. Some of our leases provide for indemnification of our landlords for environmental contamination, clean-up or owner liability. See “Business – Environmental Matters.”

Further, environmental laws and regulations, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, which could have a material adverse effect on our business, financial condition and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism could disrupt our business and result in lower sales, increased operating costs and capital expenditures.

Our Home Office, company-owned and franchised restaurant locations, third-party sole distributor and its facilities, as well as certain of our vendors and customers, are located in areas that have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. As a result of the concentration of our restaurants in the southeast portion of the United States, adverse weather conditions or other extreme changes in the weather, including those that may result in electrical and technological failures, may disrupt our and our franchisees’ business and may adversely affect our and our franchisees’ ability to obtain food and supplies and sell menu items. Our business may be harmed if our or our franchisees’ ability to obtain food and supplies and sell menu items is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our and our franchisees’ revenues, properties or operations. Such events could result in physical damage to one or more of our or our franchisees’ properties, the temporary closure of some or all of our company-owned restaurants, franchised restaurants and third-party sole distributor, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our company-owned and franchised restaurants and third-party sole distributor, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal controls over financial reporting, which could result in us failing to detect material misstatements of our consolidated financial statements or failing to prevent fraud. If our remediation of the material weaknesses is not effective, or if we otherwise fail to maintain effective internal controls over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which, in turn, could negatively impact the market value of our common stock.

Upon becoming a public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act (“Section 404”), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting commencing with our second annual report after this offering. In addition, under Section 404 our independent registered public accounting firm will also need to attest to the effectiveness of our internal controls over financial in the future to the extent that we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will need to continue to dedicate internal resources, engage outside consultants and continue to execute on a detailed work plan to assess and document the adequacy of our internal controls over financial reporting, continue taking steps to improve control processes, as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal controls over financial reporting is effective.

In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal controls over financial reporting. The material weaknesses we identified were as follows:

We did not design and maintain an effective internal controls environment commensurate with the financial reporting requirements of a public company. Specifically, we lacked a sufficient complement of personnel with an appropriate level of knowledge, experience and training in internal controls over financial reporting and the reporting requirements of a public company. Additionally, we did not formally delegate authority or establish appropriate segregation of duties in our finance and accounting functions. As a result, we did not perform an effective risk assessment nor did we design and maintain internal controls in response to the risks of material misstatement. These material weaknesses contributed to the following material weaknesses:

•

We did not design and maintain effective controls over the period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries, and the appropriate classification and presentation of accounts and disclosures in the consolidated financial statements. This material weakness resulted in adjustments to accruals and within the statement of cash flows in our fiscal 2018 consolidated financial statements, which were recorded prior to the issuance of our fiscal 2018 consolidated financial statements.

•

We did not design and maintain effective controls over the accounting for income taxes over the recording of deferred income taxes and the assessment of the realization of deferred tax assets. This material weakness resulted in adjustments to the income tax benefit, deferred taxes, goodwill, and liabilities in our fiscal 2018 consolidated financial statements, which were recorded prior to the issuance of our fiscal 2018 consolidated financial statements. This material weakness also resulted in immaterial adjustments to the income tax benefit and deferred taxes and related disclosures in the fiscal 2017 and 2019 consolidated financial statements, which were corrected in the fiscal 2019 and 2020 consolidated financial statements, respectively.

•

We did not design and maintain effective controls over information technology general controls for information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain: sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; program change management controls to ensure that information technology program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; computer operations controls to ensure that critical batch jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored; and testing and approval controls for program development to ensure that new software development is aligned with business and information technology requirements. The deficiencies, when aggregated, could impact our ability to maintain effective segregation of duties, as well as the effectiveness of information technology-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the information technology controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Therefore, we concluded the information technology deficiencies resulted in a material weakness. However, these information technology deficiencies did not result in any misstatements to the consolidated financial statements.

Additionally, each of the aforementioned material weaknesses could result in a misstatement of the consolidated financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We have taken certain measures to remediate the material weaknesses described above, including hiring additional personnel, designing and implementing formal procedures and controls supporting the Company’s period-end financial reporting process, such as controls over the preparation and review of account reconciliations and disclosures in the consolidated financial statements and designing certain information technology general controls. We are in the process of implementing additional measures designed to enable us to meet the requirements of being a public company, improve our internal controls over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional information technology, finance and accounting personnel, evaluating our financial and information technology control environment and augmenting our internal controls with new accounting policies and procedures, and designing and implementing financial reporting controls, income tax controls, and information technology general controls.

While we believe that these measures will improve our internal controls over financial reporting, the implementation of these measures is ongoing, and we cannot assure you that we will be successful in doing so or that these measures will significantly improve or remediate the material weaknesses described above. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. We also cannot assure you that there will not be any additional material weaknesses in our internal controls over financial reporting in the future.

We are working to remediate the material weaknesses. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing a remediation plan; however, these remediation measures will be time consuming and will place significant demands on our financial and operational resources.

We may not be able to remediate any material weaknesses prior to the deadline imposed by Section 404(a) of the Sarbanes-Oxley Act for management’s assessment of internal controls over financial reporting. The failure to achieve and maintain an effective internal controls over financial reporting could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to successfully remediate the existing material weaknesses in our internal controls over financial reporting or identify additional material weaknesses, or if our internal controls over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our results of operations, the price of our common stock could decline, we could become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory agencies, which could require additional financial and management resources, or our common stock may not be able to remain listed on such exchange.

Risks Related to Our Indebtedness

We might require additional capital to support business growth and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to open additional restaurants, develop new menu items or enhance our existing menu items, and enhance our operating infrastructure. Accordingly, we may need to engage in equity or debt financings to secure additional funds. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, which could have a material adverse effect on our business, financial condition and results of operations.

Our level of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The total principal amount of debt outstanding under our Senior Credit Facilities, excluding finance lease liabilities, financing obligations and unamortized debt discount and deferred issuance costs as of December 27, 2020 was $288.0 million. Our indebtedness could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•

exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our financial condition and results of operations.

Pursuant to the Credit Agreement (as defined in “Description of Material Indebtedness”), we are required to maintain, on a consolidated basis, (a) a maximum ratio of consolidated total net debt to consolidated EBITDA (with certain adjustments as set forth in the Senior Credit Facilities), tested as of the last day of each fiscal quarter (the “Leverage Financial Covenant”) and (b) until the first date on or after June 27, 2021 on which we deliver a compliance certificate to the administrative agent demonstrating compliance with the Leverage Financial Covenant, a minimum liquidity, tested on the 15th day and last day of each calendar month. Our ability to borrow under our Senior Credit Facilities depends on our compliance with these financial covenants. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenants. We cannot assure you that we will satisfy the financial covenants in the future, or that our lenders will waive any failure to satisfy the financial covenants.

The failure to comply with the covenants under our Credit Agreement or the volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our debt is dependent on our level of positive cash flow from company-owned and franchised restaurants. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to comply with the covenants under the Credit Agreement or to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which could have a material adverse effect on our business, financial condition and results of operations.

The interest rates of loans under our Credit Agreement are priced using a spread over LIBOR.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate for the Senior Credit Facilities under our Credit Agreement such that the interest due to the applicable lenders with respect to a term loan or revolving loan under our Senior Credit Facilities is calculated using LIBOR plus an applicable spread above LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. On March 5, 2021 the ICE Benchmark Administration, which administers LIBOR, and the FCA announced that all LIBOR settings will either cease to be provided by any administrator, or no longer be representative, immediately after December 31, 2021 for all 1-week and 2-month U.S. dollar LIBOR settings and, immediately after June 30, 2023, for the remaining U.S. dollar LIBOR settings. The Alternative Reference Rates Committee, a steering committee convened by the U.S. Federal Reserve Board and comprised of large U.S. financial institutions, recommended the Secured Overnight Financing Rate as an alternative to LIBOR. If LIBOR ceases to be available, we may seek to amend the Credit Agreement to replace LIBOR with a new standard to the extent one is established. At this time, due to a lack of consensus as to what rate or rates may become accepted alternatives to LIBOR, it is impossible to predict the effect of any such alternatives on our liquidity, interest expense, or the value of the Senior Credit Facilities.

Risks Related to Our Company and Organizational Structure

The interests of Advent may conflict with our interests or the interests of the holders of our common stock in the future.

Advent engages in a range of investing activities, including investments in restaurants and other consumer-related companies in particular. In the ordinary course of its business activities, Advent may engage in activities where its interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations. In addition, Advent may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you, such as debt-financed acquisitions.

First Watch Restaurant Group, Inc. is a holding company with no operations and relies on its operating subsidiaries to provide it with funds necessary to meet its financial obligations and to pay dividends.

First Watch Restaurant Group, Inc. is a holding company with no material direct operations. First Watch Restaurant Group, Inc.’s principal assets are the equity interests it indirectly holds in its operating subsidiaries which own our operating assets. As a result, First Watch Restaurant Group, Inc. is dependent on loans, dividends and other payments from its operating subsidiaries to generate the funds necessary to meet its financial obligations and to pay dividends on its common stock. Its subsidiaries are legally distinct from First Watch Restaurant Group, Inc. and may be prohibited or restricted from paying dividends, including pursuant to the restrictions contained in our Senior Credit Facilities described below, or otherwise making funds available to us under certain conditions. Although First Watch Restaurant Group, Inc. does not expect to pay dividends on its common stock for the foreseeable future, if it is unable to obtain funds from its subsidiaries, it may be unable to, or its board of directors (the “Board”) may exercise its discretion not to, pay dividends.

Our management does not have experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and Nasdaq. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team does not have experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. If our internal infrastructure is inadequate, we are unable to engage outside consultants at a reasonable rate or attract talented employees to perform these functions or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We may take advantage of some of these exemptions. If we do, we do not know if some investors will find our common stock less attractive as a result. The result may be a less-active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We could remain an emerging growth company for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period.

Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws that will be effective upon closing of this offering may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board. Among other things, these provisions:

•	provide for a classified Board with staggered three-year terms;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power of a majority of the Board to fix the number of directors;

•	provide the power of our Board to fill any vacancy on our Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•

provide that a                 % supermajority vote will be required to amend or repeal provisions relating to, among other things, the classification of the Board, the filling of vacancies on the Board and the ability of stockholders to call special meetings of stockholders.

In addition, our Senior Credit Facilities impose, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Thereunder, the occurrence of a change of control transaction could constitute an event of default permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

The foregoing factors, as well as the significant common stock ownership by Advent could impede a merger, takeover, or other business combination, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and will designate the federal district courts of the United States of America as the sole and exclusive forum for claims arising under the Securities Act of 1933, as amended, which, in each case, could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (a) derivative action or proceeding brought on behalf of the Corporation; (b) action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; (c) action asserting a claim arising under any provision of the Delaware General Corporation Law (the “DGCL”) or this Certificate or the Bylaws (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (d) action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder, and that its provisions will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our common stock

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock.

Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of our holders of our common stock. The issuance of additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the closing of this offering, Advent will indirectly beneficially own approximately          of our outstanding common stock, or          if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will indirectly beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Advent may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Advent may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock – Anti-takeover Provisions.”

As a controlled company, we will not be subject to all of the corporate governance rules of Nasdaq.

Upon the listing of our common stock on Nasdaq in connection with this offering, we will be considered a “controlled company” under the rules of Nasdaq. Controlled companies are exempt from the corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of Nasdaq, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting Nasdaq requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of Nasdaq. Following this offering, we intend to use some or all these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Management.”

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. Our Senior Credit Facilities restrict our ability to pay cash dividends on our common stock. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Our quarterly results of operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly results of operations may fluctuate due principally to seasonal factors and the timing of holidays. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and same-restaurant sales growth for any particular future period may decrease. In addition, as we expand our number of restaurants in cold weather climates, the seasonality of our business may be amplified. In the future, results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock could be adversely impacted.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrade our stock, our stock price could decline. As a result, you may not be able to sell shares of our common stock at prices equal to or greater than the initial public offering price.

No market currently exists for our common stock and we cannot assure you that an active market will develop for such stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.

Shares of our common stock sold in this offering may experience significant volatility on Nasdaq. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual results of operations;

•	changes in our earnings estimates (if provided) or differences between our actual results of operations and those expected by investors and analysts;

•	restaurant closures or modified operating hours due to the COVID-19 pandemic;

•	reduced customer traffic due to illness, quarantine or government or self-imposed restrictions placed on our restaurants’ operations;

•

changes in consumer spending behaviors (e.g. continued practice of social distancing, decrease in consumer confidence in general macroeconomic conditions and a decrease in consumer discretionary spending);

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual financial performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, we will have              shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following closing of this offering, approximately             % of our outstanding common stock, or             % if the underwriters exercise their option to purchase additional shares in full, will be indirectly beneficially owned by Advent, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our officers, directors and holders of substantially all of our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or

•

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting – No Sales of Similar Securities.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with any equity plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans. We may issue all these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with any equity incentive plan, the exercise of outstanding stock options, or otherwise, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $             per share, representing the difference between the assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

As a public company, we incur significant costs to comply with the laws and regulations affecting public companies, which could harm our business and results of operations.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing requirements of Nasdaq, and other applicable securities rules and regulations. These rules and regulations have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly, particularly after we cease to be an emerging growth company as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For example, these rules and regulations could make it more difficult and more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or our board committees or as executive officers. Our management and other personnel will devote a substantial amount of time to these compliance initiatives. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We will need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

Our management team and other personnel devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition to a public company. To comply with the requirements of being a public company, including the Sarbanes-Oxley Act, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff or outsourcing certain functions to third parties, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our results of operations.

We are subject to income taxes in various U.S. jurisdictions. We record tax expense based on our estimates of future payments, which may in the future include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial reporting period may be materially impacted by a variety of factors including, but not limited to, changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future, which could negatively impact our current or future tax structure and effective tax rates.

The U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. No specific United States tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	continued adverse effects of the COVID-19 pandemic or other infectious disease on our financial condition, results of operations, and supply chain;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our inability to open new restaurants in new and existing markets;

•	the number of visitors to areas where our restaurants are located may decline;

•	our inability to generate same-restaurant sales growth;

•	our marketing programs and limited-time menu offerings may fail to generate profits;

•	shortages or disruptions in the supply or delivery of frequently used food items or increases in the cost of our frequently used food items;

•	our inability to prevent instances of food-borne illness in our restaurants;

•	our inability to compete successfully with other breakfast and lunch restaurants;

•	issues with our existing franchisees, including their financial performance, our lack of control over their operations, and conflicting business interests;

•	our vulnerability to adverse demographic, unemployment, economic, regulatory and weather conditions;

•	damage to our reputation and negative publicity, even if unwarranted;

•	our reliance on a small number of suppliers for a substantial amount of our food and coffee;

•	our inability to effectively manage our internal controls over financial reporting;

•	our failure to adequately protect our network security;

•	compliance with federal and local environmental, labor, employment and food safety laws and regulations;

•	our level of indebtedness and our duty to comply with covenants under our Credit Agreement; and

•	the interests of Advent may differ from those of our public stockholders.

See “Risk Factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional              shares of common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of              additional shares of common stock from us, will be approximately $ million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from this offering to repay borrowings outstanding under our Senior Credit Facilities. Our Senior Credit Facilities are comprised of our Initial Term Loan Facility, our Initial Delayed Draw Term Facility, our First Amendment Delayed Draw Term Facility, our Second Amendment Delayed Draw Term Facility and our Revolving Facility. Loans under the Senior Credit Facilities mature on August 21, 2023. As of December 27, 2020, our Initial Term Loan Facility bore interest at a rate of 8.0%, our Initial Delayed Draw Term Facility bore interest at a rate of 8.0%, our First Amendment Delayed Draw Term Facility bore interest at a rate of 8.0% and our Second Amendment Delayed Draw Term Facility bore interest at a rate of 8.0%. See “Description of Material Indebtedness.”

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

Our ability to pay dividends is currently restricted by the terms of our Senior Credit Facilities and may be further restricted by any future indebtedness we incur.

We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board and will take into account:

•	restrictions in our debt instruments, including our Senior Credit Facilities;

•	general economic business conditions;

•	our earnings, financial condition, and results of operations;

•	our capital requirements;

•	our prospects;

•	legal restrictions; and

•	such other factors as our Board may deem relevant.

See “Risk Factors – Risks Related to this Offering and Ownership of Our Common Stock – We do not anticipate paying any dividends on our common stock in the foreseeable future,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Liquidity and Capital Resources,” “Description of Material Indebtedness,” and “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of                 :

•	on an actual basis;

•

on a pro-forma basis to give effect to (i) the automatic conversion of all outstanding shares of preferred stock into              shares of our common stock and (ii) the filing and effectiveness of our restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of             shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated expenses, and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

As of
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents	$	$	$

Debt:
Total debt(1)	$	$	$

Equity:

Preferred stock, $0.01 per value per share,              shares authorized, actual, shares authorized, pro forma and pro forma as adjusted,             shares issued and outstanding, actual, and no shares issued and outstanding, pro forma and pro forma as adjusted

Common stock, $0.01 par value per share,              shares authorized, actual, shares authorized pro forma and pro forma as adjusted and              shares issued and outstanding, actual,              shares issued and outstanding, pro forma, and              shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total equity	$	$	$

Total capitalization	$	$	$

(1)

Total debt includes the current and long-term debt, excluding unamortized debt discount and deferred issuance costs. See Note 10, Debt in the notes to the audited consolidated financial statements included in this prospectus for additional information. Also, see “Description of Material Indebtedness.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

As of                , our historical net tangible book value (deficit) was $             million, or $             per share of common stock. Our historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of                 ,                 .

As of                , our pro forma net tangible book value as of                  was $            , or $             per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of             ,              after giving effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock and the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering.

After giving effect to (i) the pro forma adjustments set forth above, (ii) the sale of             shares of common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus after deducting estimated underwriting discounts and commissions and estimated offering expenses) and (iii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of             would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share	$
Pro forma net tangible book value per share as of before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The following table summarizes, on an as adjusted basis as of , after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total	$	100.0%		$	100.0%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as adjusted net tangible book value by $         million, the pro forma as adjusted net tangible book value per share after this offering by $         and the dilution per share to new investors by $         assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase             additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be         %, and the percentage of shares of our common stock held by new investors would be         %.

The above discussion and tables are based on the number of shares and options to purchase shares outstanding as of             . In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Prospectus Summary – Summary Historical Consolidated Financial and Other Data,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. All references to fiscal 2020 and fiscal 2019 reflect the results of the 52-week fiscal year ended December 27, 2020 and the 52-week fiscal year ended December 29, 2019, respectively. Our fiscal quarters are comprised of 13 weeks each, except for fiscal years consisting of 53 weeks for which the fourth quarter will consist of 14 weeks, and end on the 13th Sunday of each quarter (14th Sunday of the fourth quarter, when applicable).

Overview

First Watch is a high-growth daytime restaurant concept serving made-to-order breakfast, brunch and lunch using fresh ingredients. The original First Watch opened in 1983 in Pacific Grove, California. Founder John Sullivan and his colleague Ken Pendery set out to create a place of their own based upon their shared vision of what a neighborhood cafe should be. Long before “farm to table” became a culinary mantra, First Watch incorporated fresh, quality ingredients into elevated executions of classic dishes. In addition, the new concept was established as a “daytime café” with limited hours of 7:00 a.m. until 2:30 p.m., which allowed for specialization in breakfast, brunch and lunch. Over the course of the next several decades. First Watch’s passion for people, culture and service drove expansion through acquisition and new restaurant development across 29 states as of December 27, 2020.

Growth Strategies and Outlook

We believe our continued growth will come from: (i) opening new restaurants in existing and new geographies and (ii) driving traffic and building sales at our restaurants.

Grow Our Brand Footprint by Consistently Opening New Restaurants

Opening new company-owned restaurants in new and existing markets is central to our growth strategy.

Drive Restaurant Traffic and Build Sales

We intend to grow same-restaurant sales by continuing to offer innovative menu items, increase awareness of our brand, deliver excellent customer service and launch relevant sales platforms and initiatives.

Continue Menu Innovation: The ongoing evolution of our menu keeps First Watch relevant for our customers. The development of award-winning menu items and the training and experience of our staff enable us to replicate complex preparations across all our restaurants.

Offer Alcohol as Only First Watch Can: We recently extended our successful fresh juice program with innovative, craft alcohol cocktails in many of our restaurants which provides a new platform for growth.

Convenience and Increased Accessibility through Our Off-Premise Offering: In fiscal 2020, we integrated new technology and processes which enable our restaurants to better meet our customers’ demand for convenient, off-premise dining through take-out and delivery.

Increase Our Brand Awareness: The continued evolution of our marketing and advertising strategy to focus on building our brand awareness principally through digital marketing that emphasizes connection with First Watch customers.

Deliver an Excellent On-Premise Dining Experience: We will continue to prioritize service and delivering a memorable dining experience in our restaurants to every customer and in every visit.

Additional Platforms and Initiatives: We believe we can expand our appeal and market share of weekday lunch occasions with evolved menu offerings and promotional support. In addition, we will add tools to capture, interpret and communicate actionable data to improve our abilities to understand customer behaviors and to efficiently serve customer needs.

Changes in general economic conditions can affect our traffic and sales. Our results of operations are impacted by prices of a broad range of ingredients used in our menu, labor costs, costs of occupancy and other restaurant industry expenses. Our results are also impacted by the timing and pace of new restaurant openings. Results for any one quarter are not necessarily indicative of results to be expected for any other quarter, and same-restaurant sales growth for any future period may decrease.

Recent Trends

Our streak of 28 consecutive quarters of positive same-restaurant sales growth from fiscal 2013 to fiscal 2019 ended in the first fiscal quarter of 2020, with the World Health Organization’s declaration of COVID-19 as a global pandemic and recommendation of containment and mitigation measures worldwide. As the severity of the COVID-19 pandemic grew increasingly acute, customer behaviors shifted rapidly, and municipalities mandated public dining room occupancy restrictions.

At a cost of $4.7 million in fiscal 2020, management implemented a series of measures primarily to (i) protect the health and safety of our employees and customers, (ii) provide aid to employees whose financial means were diminished as result of dining closures and furloughs and (iii) amend certain financial commitments.

With respect to our restaurant operations, during the week of March 15, 2020, we began closing our dining rooms and deployed new hardware and software to enable integrated off-premise capability for the first time across all company-owned restaurants. On April 13, 2020, prioritizing the safety of our employees and their families, we suspended all operations in our company-owned restaurants. During the period of suspended operations, we developed and provided for new safety protocols and procedures as well as an employee wellness screening tool with COVID-19 contact tracing. We also rapidly addressed new consumer behaviors by accelerating previously planned initiatives to position ourselves for short-term recovery and long-term growth such as online ordering to enable third-party delivery services, the expansion of our carefully curated alcohol program and touchless payment technology. We also expanded our patio and outdoor service areas while reducing and distancing in our in-dining room seating.

On May 18, 2020, in conjunction with municipal health and safety mandates we began reopening our company-owned restaurants in four phases. Our new tools and training allowed our restaurant staff to meet the customer demand for off-premise dining and as a result, we generally saw our average weekly sales grow after reopening.

During the balance of 2020, we continued to invest in and open new restaurants, even as management worked with its landlords to modify leases and rent payments. During fiscal 2020, we opened 23 restaurants of which 10 restaurants were opened in the last two quarters of fiscal 2020.

Financial highlights for fiscal 2020 as compared to fiscal 2019 were severely impacted by the COVID-19 pandemic and are as follows:

•	Reduction in same-restaurant sales growth from 5.6% in fiscal 2019 to (29.0)% in fiscal 2020.

•	Total restaurant sales declined 21.4% from $429.3 million in fiscal 2019 to $337.4 million in fiscal 2020.

•

Loss from operations was $47.2 million in fiscal 2020, as compared to $37.6 million in fiscal 2019. SLEBITDA and SLEBITDA Margin were $42.1 million and 12.5%, respectively in fiscal 2020 as compared to $84.6 million and 19.7% respectively, in fiscal 2019.

•

Net loss and comprehensive loss attributable to First Watch Restaurant Group was $49.7 million in fiscal 2020 as compared to $45.4 million in fiscal 2019. Adjusted EBITDA and Adjusted EBITDA Margin were $8.2 million and 2.4%, respectively in fiscal 2020 as compared to $48.2 million and 11.0% in fiscal 2019.

Key Performance Indicators

To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include cash-on-cash return, restaurant sales, same-restaurant sales growth, same-restaurant traffic growth, new restaurant development, AUV, Adjusted EBITDA, Adjusted EBITDA Margin, SLEBITDA and SLEBITDA Margin.

Cash-on-Cash Return

Cash-on-Cash Return is defined as SLEBITDA (excluding gift card breakage) in the third year of operation (months 25-36 of operation) for our company-owned restaurants divided by their cash build-out expenses, net of landlord incentives.

NROs

NROs are the number of new company-owned First Watch restaurants commencing operations during the period.

Same-Restaurant Sales Growth

Same-restaurant sales growth is the percentage change in year-over-year restaurant sales (excluding gift card breakage) for the Comparable Restaurant Base. For fiscal 2020 and fiscal 2019, there were 212 restaurants and 168 restaurants in our Comparable Restaurant Base, respectively.

An increase in same-restaurant sales growth is the result of increased restaurant traffic, increased average customer check or a combination of the two. We gather daily sales data and regularly analyze the customer traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies designed to produce sustainable same-restaurant sales growth.

Same-Restaurant Traffic Growth

Same-restaurant traffic growth is the percentage change in traffic counts as compared to the same period in the prior year using the Comparable Restaurant Base. For fiscal 2020 and fiscal 2019, there were 212 restaurants and 168 restaurants in our Comparable Restaurant Base, respectively.

New Restaurant Development

New restaurant development is central to growing our footprint and executing our growth strategy. New restaurant development has historically included both new restaurant openings and conversion of acquired restaurants.

Potential new restaurant sites are typically identified and evaluated at least 18 months prior to opening. New restaurant opening dates trigger advance staff recruiting and training, in addition to the relocation of experienced general managers from existing restaurants and other pre-opening expenses.

We intend to open more than             company-owned restaurants over                             , which is expected to be the primary driver of our expected restaurant sales growth, but which may impact operating profit margins in the interim, as our SLEBITDA Margins are generally lower through the first 12 months of operation.

The total number of new restaurants per year and the timing of new restaurant openings has, and will continue to have, an impact on our results of operations.

AUV

AUV is the total restaurant sales (excluding gift card breakage) recognized in the Comparable Restaurant Base, divided by the number of restaurants in the Comparable Restaurant Base during the period.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net loss before depreciation and amortization, interest expense and income taxes, and items that we do not consider in our evaluation of ongoing core operating performance as identified in the reconciliation of Net loss and total comprehensive loss, the most directly comparable GAAP measure, to Adjusted EBITDA, included in “Prospectus Summary – Summary Historical Consolidated Financial and Other Data.” Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenues. We use Adjusted EBITDA and Adjusted EBITDA Margin (i) as factors in evaluating management’s performance when determining incentive compensation, (ii) to evaluate our operating results and the effectiveness of our business strategies and (iii) internally as benchmarks to compare our performance to that of our competitors.

We believe that Adjusted EBITDA and Adjusted EBITDA Margin are important measures of operating performance because they eliminate the impact of expenses that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools and should not be considered in isolation as substitutes for analysis of our results as reported under GAAP.

SLEBITDA and SLEBITDA Margin

SLEBITDA Margin represents SLEBITDA as a percentage of restaurant sales. SLEBITDA and SLEBITDA Margin are not required by, nor presented in accordance with GAAP. Rather, SLEBITDA and SLEBITDA Margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to similar measures reported by other companies. We believe that SLEBITDA and SLEBITDA Margin are important measures to evaluate the performance and profitability of each restaurant, individually and in the aggregate. SLEBITDA and SLEBITDA Margin have limitations as analytical tools and should not be considered as a substitute for analysis of our results as reported under GAAP.

Revenues and Expenses

Restaurant Sales

Restaurant sales represent the aggregate sales of food and beverages, net of discounts, at company-owned restaurants. Restaurant sales in any period are directly influenced by the number of operating weeks in the period, the number of open restaurants, customer traffic and average check. Average check growth is driven by our menu price increases and changes to our menu mix.

Franchise Revenues

Franchise revenues are comprised of sales-based royalty fees, system fund contributions and the amortization of upfront initial franchise fees, which are recognized as revenue on a straight-line basis over the term of the franchise agreement. Franchise revenues in any period are directly influenced by the number of open franchised restaurants.

Cost of Sales

Cost of sales include the direct costs associated with food and beverages at company-owned restaurants. The components of cost of sales are variable by nature, change with sales volume, are impacted by product mix and are subject to increases or decreases in commodity costs.

Labor and Other Related Expenses

Labor and other related expenses include hourly and management wages, bonuses, payroll taxes, workers’ compensation expense and employee benefits. Factors that influence labor costs include minimum wage and payroll tax legislation, health care costs, the performance of our company-owned restaurants and increased competition for qualified staff.

Other Restaurant Operating Expenses

Other restaurant operating expenses consist of marketing and advertising expenses, utilities and other operating expenses incidental to operating company-owned restaurants, such as operating supplies (including paper products, menus and to-go supplies), credit card fees, repairs and maintenance, third party delivery services fees and certain pre-opening expenses for new company-owned restaurants.

Pre-opening expenses primarily consist of manager salaries, recruiting expenses, employee payroll and training costs. Pre-opening expenses are recognized in the period in which the expense was incurred, and can fluctuate from period to period, based on the number and timing of new restaurant openings. Additionally, new restaurant openings in new geographic market areas may initially experience higher pre-opening expenses than our established geographic market areas where we have greater economies of scale and incur lower travel costs for our training team.

Occupancy Expenses

Occupancy expenses primarily consist of rent, property insurance, common area expenses and property taxes. Rent expense also includes pre-opening rent expense recognized during the period between the date of possession of the restaurant facility and the restaurant opening date.

General and Administrative Expenses

General and administrative expenses primarily consist of costs associated with our Home Office and administrative functions that support restaurant development and operations including marketing and advertising costs incurred as well as legal fees, professional fees and stock-based compensation expense. General and administrative expenses are impacted by changes in our employee count and costs related to strategic and growth initiatives. In preparation for and after the consummation of this offering, we have incurred and we expect to incur in the future significant additional legal, accounting and other expenses associated with being a public company, including costs associated with our compliance with the Sarbanes-Oxley Act.

Certain employees, officers and non-employee directors have been granted performance-based stock options, for which we have not recognized any compensation expense to date, as the performance condition has not been deemed probable of being achieved. Certain of these awards may convert, if certain market conditions are met at the time of the offering, from performance-based options to service-based options that would vest ratably over a three-year period. If these market conditions are met, we will begin to recognize compensation expense ratably over the three year period commencing on the date of the offering.

As of December 27, 2020, the amount of stock-based compensation expense not yet recognized on non-vested time-based awards was approximately $0.8 million and will be recognized over a weighted-average period of approximately two years. As of December 27, 2020, the amount of stock-based compensation expense not yet recognized on non-vested performance-based awards was approximately $4.5 million. Following consummation of this offering, if certain performance-based options to purchase shares of our common stock would have vested based on certain multiples of invested capital, then those options will convert to time-based based awards and would vest over a period of three years from the date of the offering. All other performance-based options that would not have converted into time-based options upon the consummation of the offering would be forfeited.

Depreciation and Amortization

Depreciation and amortization consists of the depreciation of fixed assets, including leasehold improvements, fixtures and equipment and the amortization of definite-lived intangible assets, which are primarily comprised of franchise rights. Franchise rights includes rights which arose from the purchase price allocation in connection with the Advent Acquisition as well as reacquired rights from our acquisitions of franchised restaurants.

Impairments and Loss on Disposal of Assets

Impairments and loss on disposal of assets include (i) the impairment of long-lived assets and intangible assets where the carrying amount of the asset is not recoverable and exceeds the fair value of the asset, (ii) the write-off of the net book value of assets that have been retired or replaced in the normal course of business and (iii) the write- off of the net book value of assets in connection with restaurant closures.

Transaction (Income) Expenses, Net

Transaction (income) expenses, net primarily include (i) costs incurred in connection with the acquisition of franchised restaurants, (ii) costs incurred in connection with the conversion of certain restaurants to company-owned restaurants operating under the First Watch trade name, (iii) costs related to restaurant closures and (iv) revaluations of contingent consideration.

Interest Expense

Interest expense primarily consists of interest and fees on our Senior Credit Facilities and the amortization expense for debt discount and deferred issuance costs. We expect to pay down a portion of our outstanding debt using the proceeds of this offering. Additionally, the amount of proceeds used to pay down our outstanding debt may result in a decrease of the interest rate on our Senior Credit Facilities (see Note 10, Debt in the audited consolidated financial statements included elsewhere in this prospectus for additional information). We expect that these changes will reduce our annual interest expense by $             million following this offering. See “Use of Proceeds” and “Description of Material Indebtedness.”

Other Income (Expense), Net

Other income (expense), net includes items deemed to be non-operating based on management’s assessment of the nature of the item in relation to our core operations.

Income Tax Benefit

Income tax benefit primarily consists of various federal and state taxes.

Results of Operations

The following table summarizes our results of operations and the percentages of certain items in relation to total revenues or restaurant sales for fiscal 2020 and fiscal 2019:

	Fiscal
	2020		2019
	(in thousands)
Revenues:
Restaurant sales	$337,433	98.6%	$429,309	98.4%
Franchise revenues	4,955	1.4%	7,064	1.6%

Total revenues	342,388	100.0%	436,373	100.0%

Operating costs and expenses:
Restaurant operating expenses:(1)(exclusive of depreciation and amortization shown below)
Cost of sales	76,975	22.8%	100,689	23.5%
Labor and other related expenses	120,380	35.7%	148,537	34.6%
Other restaurant operating expenses	63,776	18.9%	59,402	13.8%
Occupancy expenses	51,375	15.2%	46,151	10.8%
General and administrative expenses	46,322	13.5%	55,818	12.8%
Depreciation and amortization	30,725	9.0%	28,027	6.4%
Impairments and loss on disposal of assets	315	0.1%	33,596	7.7%
Transaction (income) expenses, net	(258)	(0.1)%	1,709	0.4%

Total operating costs and expenses	389,610	113.8%	473,929	108.6%

Loss from operations	$(47,222)	(13.8)%	$(37,556)	(8.6)%
Interest expense	(22,815)	(6.7)%	(20,080)	(4.6)%
Other income (expense), net	483	0.1%	(255)	(0.1)%

	Fiscal
	2020		2019
	(in thousands)
Loss before income tax benefit	(69,554)	(20.3)%	(57,891)	(13.3)%
Income tax benefit	19,873	5.8%	12,419	2.8%

Net loss and total comprehensive loss	(49,681)	(14.5)%	(45,472)	(10.4)%
Less: Net loss attributable to non-controlling interest	—	—%	(33)	n/m (2)

Net loss and comprehensive loss attributable to First Watch Restaurant Group, Inc.	$(49,681)	(14.5)%	$(45,439)	(10.4)%

(1)	As a percentage of restaurant sales.
(2)	Not meaningful.

Selected Operating Data

	Fiscal
	2020	2019
System-wide sales (in thousands)	$426,303	$558,397
Same-restaurant sales growth	(29.0)%	5.6%
Same-restaurant traffic growth	(33.9)%	1.6%
AUV (in millions)	$1.1	$1.6
System-wide restaurants	409	368
Company-owned	321	299
Franchise operated	88	69
Adjusted EBITDA (in thousands)(1)	$8,223	$48,186
Adjusted EBITDA margin(1)	2.4%	11.0%
SLEBITDA (in thousands)(2)	$42,145	$84,601
SLEBITDA margin(2)	12.5%	19.7%

(1)

For a discussion of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation from Net loss and total comprehensive loss, the most comparable GAAP measure to Adjusted EBITDA, see “Prospectus Summary – Summary Historical Consolidated Financial and Other Data.”

(2)

For a discussion of SLEBITDA and SLEBITDA Margin and a reconciliation from Loss from operations, the most comparable GAAP measure to SLEBITDA, see “Prospectus Summary – Summary Historical Consolidated Financial and Other Data.”

Restaurant Sales

	Fiscal
	2020	2019	Change
	(in thousands)
Restaurant sales:
In-restaurant dining sales	$257,029	$400,345	$(143,316)	(35.8)%
Third-party delivery sales	38,524	2,648	35,876	n/m (1)
Take-out sales	41,880	26,316	15,564	59.1%

Total Restaurant sales	$337,433	$429,309	$(91,876)	(21.4)%

(1)	Not meaningful.

The decrease in restaurant sales during fiscal 2020 as compared to fiscal 2019 was primarily due to significantly lower restaurant traffic as a result of the COVID-19 pandemic and the temporary closure of our dining rooms, partially offset by sales recognized in 23 new company-owned restaurants and menu price increases.

In fiscal 2020, total off-premise sales, which includes orders placed on the First Watch website or app and third- party delivery platforms, represented 23.8% of total restaurant sales.

Franchise Revenues

	Fiscal
	2020	2019	Change
	(in thousands)
Franchise revenues:
Royalty and system fund contributions	$4,615	$6,628	$(2,013)	(30.4)%
Initial fees	340	436	(96)	(22.0)%

Total Franchise revenues	$4,955	$7,064	$(2,109)	(29.9)%

The decrease in franchise revenues during fiscal 2020 as compared to fiscal 2019 was primarily due to the COVID-19 pandemic and the temporary closures of dining rooms, partially offset by the opening of 19 new franchised restaurants.

Cost of Sales

	Fiscal
	2020	2019	Change
	(in thousands)
Cost of sales	$76,975	$100,689	$(23,714)	(23.6)%
As a percentage of restaurant sales	22.8%	23.5%	(0.7)%

Cost of sales decreased in fiscal 2020 as compared to fiscal 2019 primarily due to the decline in restaurant sales as a result of the COVID-19 pandemic, partially offset by (i) the opening of 23 new company-owned restaurants and (ii) inventory obsolescence and spoilage due to the COVID-19 pandemic of approximately $0.6 million.

As a percentage of sales, cost of sales decreased from 23.5% in fiscal 2019 to 22.8% in fiscal 2020 primarily due to the impact of menu price increases, including a surcharge on third-party delivery sales.

Labor and Other Related Expenses

	Fiscal
	2020	2019	Change
	(in thousands)
Labor and other related expenses	$120,380	$148,537	$(28,157)	(19.0)%
As a percentage of restaurant sales	35.7%	34.6%	1.1%

The decrease in labor and other related expenses in fiscal 2020 as compared to fiscal 2019 was primarily due to (i) the reduction in labor hours as a result of the COVID-19 pandemic, partially offset by (ii) the opening of 23 new company-owned restaurants, (iii) compensation paid to employees upon furlough and return from furlough of $1.1 million and (iv) $0.7 million for health insurance costs paid for furloughed employees, net of employee retention credits.

As a percentage of restaurant sales, the increase in labor and related expenses of 35.7% for fiscal 2020 as compared to 34.6% for fiscal 2019 was primarily due to (i) sales deleveraging related to the impact of the COVID-19 pandemic and (ii) increases in wage rates, partially offset by (iii) the reduction of labor hours.

Other Restaurant Operating Expenses

	Fiscal
	2020	2019	Change
	(in thousands)
Other restaurant operating expenses	$63,776	$59,402	$4,374	7.4%

The increase in other restaurant operating expenses for fiscal 2020 as compared to fiscal 2019 was primarily due to (i) the opening of 23 new company-owned restaurants, (ii) third-party delivery services fees as a result of the expansion of our off-premise sales of approximately $8.7 million and (iii) an increase in supplies, such as personal protection equipment, in response to the COVID-19 pandemic of approximately $2.1 million, partially offset by (iv) the reduction in pre-opening expenses recorded in other restaurant opening expenses of $1.9 million due to the curtailment of new restaurant construction as a result of the COVID-19 pandemic, (v) reduced advertising, marketing, utilities, and repairs and maintenance totaling approximately $2.8 million and (vi) reduced credit card fees of approximately $2.5 million due to reduced restaurant sales as a result of the COVID-19 pandemic.

Occupancy Expenses

	Fiscal
	2020	2019	Change
	(in thousands)
Occupancy expenses	$51,375	$46,151	$5,224	11.3%

The increase in occupancy expenses for fiscal 2020 as compared to fiscal 2019 was primarily due to the opening of 23 new company-owned restaurants. Pre-opening rent expense recorded within occupancy expenses was $1.9 million and $2.0 million for fiscal 2020 and fiscal 2019, respectively.

General and Administrative Expenses

	Fiscal
	2020	2019	Change
	(in thousands)
General and administrative expenses	$46,322	$55,818	$(9,496)	(17.0)%

The decrease in general and administrative expenses in fiscal 2020 as compared to fiscal 2019 was principally the result of (i) $6.0 million of consulting, accounting and other expenses incurred in connection with our public-company readiness and other strategic efforts incurred in fiscal 2019, (ii) a $4.4 million decline in discretionary costs including recruiting, travel and bonuses and (iii) a $0.6 million pre-litigation settlement recognized in fiscal 2019. These reduced expenses from fiscal 2019 were partially offset in fiscal 2020 by (i) the $2.0 million write-off of deferred offering costs as a result of halting our public registration of equity, (ii) $1.1 million of costs incurred in connection with the COVID-19 pandemic and (iii) compensation totaling $0.4 million paid to corporate employees upon furlough and return from furlough.

Depreciation and Amortization

	Fiscal
	2020	2019	Change
	(in thousands)
Depreciation and amortization	$30,725	$28,027	$2,698	9.6%

The increase in depreciation and amortization for fiscal 2020 as compared to fiscal 2019 was primarily due to (i) incremental depreciation expense related to new company-owned restaurant openings, partially offset by

(ii) the reduction in amortization expense related to The Egg and I tradename and franchise rights resulting from the impairment recognized in fiscal 2019 (See Note 7, Intangible Assets, Net in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information).

Impairments and Loss on Disposal of Assets

	Fiscal
	2020	2019	Change
	(in thousands)
Impairments and loss on disposal of assets	$315	$33,596	$(33,281)	n/m	(1)

(1)	Not meaningful.

The decrease in impairments and loss on disposal of assets in fiscal 2020 as compared to fiscal 2019 primarily related to the impairment of The Egg & I tradename and franchise rights totaling $32.2 million resulting from the Company’s strategic review of its operations in fiscal 2019. The remaining net book value for The Egg & I trade name and franchise rights, respectively, were amortized through the end of fiscal 2019. For additional information, see Note 7, Intangible Assets, Net in the audited consolidated financial statements included elsewhere in this prospectus for additional information.

Transaction (Income) Expenses, Net

	Fiscal
	2020	2019	Change
	(in thousands)
Transaction (income) expenses, net	$(258)	$1,709	$(1,967)	n/m	(1)

(1)	Not meaningful.

In fiscal 2020, transaction income, net primarily related to the revaluation of the contingent consideration payable to previous stockholders for tax savings generated through use of federal and state loss carryforwards. See Note 14, Income Taxes, in the audited consolidated financial statements included elsewhere in this prospectus for additional information.

In fiscal 2019, transaction expenses, net primarily related to (i) costs incurred in connection with acquisitions of franchised restaurants, (ii) costs incurred associated with conversions of restaurants to the First Watch trade name and (iii) lease termination and other related costs for closures of restaurants operating under The Egg & I trade name, partially offset by (iv) the gain, net of closure costs, recognized for terminating the lease for one restaurant facility.

Loss from Operations

	Fiscal
	2020	2019	Change
	(in thousands)
Loss from operations	$(47,222)	$(37,556)	$(9,666)	n/m	(1)

(1)	Not meaningful.

The increase in loss from operations in fiscal 2020 as compared to fiscal 2019 was primarily due to lower restaurant sales, traffic and additional costs as a result of the COVID-19 pandemic, including incremental delivery-related costs and compensation and benefits paid for furloughed employees (net of tax credits). These losses were partially offset by reduced cost of sales, labor expenses, IPO-readiness expenses and impairment expenses.

Interest Expense

	Fiscal
	2020	2019	Change
	(in thousands)
Interest expense	$22,815	$20,080	$2,735	13.6%

The increase in interest expense in fiscal 2020 as compared to fiscal 2019 was primarily due to additional interest incurred pursuant to the fourth amendment of our credit agreement. See Note 10, Debt, in the audited consolidated financial statements included elsewhere in this prospectus for additional information).

Other Income (Expense), Net

	Fiscal
	2020	2019	Change
	(in thousands)
Other income (expense), net	$483	$(255)	$738	n/m	(1)

(1)	Not meaningful.

In fiscal 2020, other income, net primarily related to the receipt of an insurance claim related to one restaurant facility. In fiscal 2019, other expense, net primarily related to (i) $0.6 million of costs incurred in connection with the two amendments of our Senior Credit Facilities (See Note 10, Debt, in the audited consolidated financial statements included elsewhere in this prospectus for additional information), partially offset by (ii) $0.2 million of gains on settlements of pre-existing agreements recognized in connection with acquisitions of franchised restaurants.

Income Tax Benefit

	Fiscal
	2020	2019	Change
	(in thousands)
Income tax benefit	$19,873	$12,419	$7,454	60.0%

The effective income tax rates for fiscal 2020 and fiscal 2019 were (28.6)% and (21.5)%, respectively. The change in the effective income tax rate in fiscal 2020 as compared to fiscal 2019 was primarily due to the change in the valuation allowance for federal and state deferred tax assets and the benefit of tax credits for FICA taxes on certain employees’ tips.

The Company has a blended federal and state statutory rate of approximately 25.0%. The effective income tax rate for fiscal 2020 and fiscal 2019 was different from the blended federal and state statutory rate primarily due to the change in the valuation allowance and the benefit of the tax credits for FICA taxes on certain employee tips.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are cash flow from operations, cash and cash equivalents, credit capacity under our Senior Credit Facilities, and proceeds from equity offerings, including this offering. As of December 27, 2020, we had cash and cash equivalents of $38.8 million and availability under our Senior Credit Facilities of $21.1 million.

As of December 27, 2020, we had $288.0 million in outstanding borrowings under our Senior Credit Facilities, which excludes unamortized debt issuance costs and deferred issuance costs. See “Description of Material Indebtedness.” After giving effect to the application of the estimated net proceeds from this offering, our total indebtedness will be $ million. See “Use of Proceeds.” Our principal uses of cash include capital expenditures for the development, acquisition or remodeling of restaurants, lease obligations, debt service payments and strategic infrastructure investments. Our requirements for working capital are not significant because our customers pay for their food and beverage purchases in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items.

During fiscal 2020, the temporary closure of our dining rooms and the limitations on seating capacity due to the COVID-19 pandemic resulted in significantly reduced traffic in our restaurants which has negatively impacted our operating cash flows. In response, we took immediate steps to preserve liquidity by curtailing elective project spending, deferring rent payments and furloughing employees. In addition, we focused our capital spending on our most advanced and promising new restaurant development projects. Together with our lenders, we entered into two amendments to our Credit Agreement on April 27, 2020 and on August 14, 2020, the principal effects of which incorporated paid-in-kind interest to be added to the outstanding amounts drawn and suspended debt covenant compliance from April 1, 2020 through March 28, 2021. See Note 10, Debt in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

In conjunction with the August 14, 2020 amendment to our Credit Agreement, we issued preferred shares to our owners in exchange for proceeds of $40.0 million, of which a portion was subsequently used to repay the outstanding balance of $10.5 million on the revolving credit facility.

We estimate that our capital expenditures will total approximately $30.0 million to $35.0 million in fiscal 2021, which we plan to fund primarily with cash generated from our operating activities as well as with borrowings under our Senior Credit Facilities.

We believe that our cash flow from operations, availability under our Senior Credit Facilities and available cash and cash equivalents will be sufficient to meet our liquidity needs for at least the next 12 months. We anticipate that to the extent that we require additional liquidity, it will be funded through additional indebtedness, the issuance of equity, or a combination thereof. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution.

Senior Credit Facilities and Unused Borrowing Capacity

Our Senior Credit Facilities mature on August 21, 2023. We have pledged substantially all our assets under our Senior Credit Facilities. For our Senior Credit Facilities excluding the Revolving Facility, principal payments at a rate of 0.25% of the original principal amounts are due quarterly with the remainder of principal (including paid-in-kind interest) and unpaid interest due at maturity, and have a commitment fee payable quarterly in arrears at 1% per annum, applicable to unused commitments. Our Revolving Facility includes a commitment fee at a rate of 0.50% per annum of the initial revolving credit commitment. The Senior Credit Facilities contain covenants that provide for, among other things, maintenance of certain ratios and restrictions on additional indebtedness. We were in compliance with the covenants as of December 27, 2020 and December 29, 2019.

The following table summarizes our unused borrowing capacity as of December 27, 2020 and December 29, 2019:

	December 27, 2020	December 29, 2019
	(in thousands)
Undrawn revolving credit facility	$19,620	$2,620
Undrawn initial delayed draw term facility	—	15,000
Undrawn second amendment delayed draw term facility	1,500	40,000

Total unused borrowing capacity	$21,120	$57,620

Summary of Cash Flows

The following table presents a summary of our cash (used in) provided by operating, investing and financing activities for fiscal 2020 and fiscal 2019:

	Fiscal
	2020	2019
	(in thousands)
Cash (used in) provided by operating activities	$(18,364)	$21,465
Cash used in investing activities	(26,974)	(82,389)
Cash provided by financing activities	73,314	55,761

Net increase (decrease) in cash and cash equivalents	$27,976	$(5,163)

Cash from operating activities decreased during fiscal 2020 as compared to fiscal 2019 primarily due to impacts of the COVID-19 pandemic which reduced in-restaurant dining room traffic and sales of gift cards. Further decreases to cash from operating activities were the result of compensation paid to furloughed employees and the Company’s funding of the employee portion of health insurance premiums on behalf of furloughed participants. These uses of cash from operating activities are partially offset by employee retention credits of $0.9 million and the deferral of payroll tax payments totaling $6.7 million provided for under the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) as well as rent deferrals and abatements.

The decrease in net cash provided by financing activities during fiscal 2020 as compared to fiscal 2019 was primarily due to lower capital expenditures and cash outflows related to acquisitions.

The increase in cash used in investing activities during fiscal 2020 as compared to fiscal 2019 was primarily due to proceeds from the issuance of preferred shares, partially offset by lower net borrowings on the Senior Credit Facilities.

Contractual Obligations

The following table sets forth certain contractual obligations, debt obligations and commitments as of
December 27, 2020:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$290,761	$3,609	$286,323	$819	$10
Operating lease obligations(2)	$695,858	$41,695	$80,327	$82,530	$491,306
Purchase obligations(3)	$2,500	$2,500	$—	$—	$—
Interest(4)	$63,213	$19,297	$43,865	$51	$—

(1)	Amount includes Senior Credit Facilities and finance lease liabilities. Amount is not reduced by unamortized debt discount and deferred issuance costs and finance lease interest expense.

(2)

Amounts represent undiscounted future minimum rental commitments under non-cancelable operating leases and includes option renewal periods only to the extent it is reasonably certain that the extension options will be exercised.

(3)

Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4)	Projected future interest payments on long-term debt are based on interest rates in effect as of December 27, 2020 and assume only scheduled principal payments.

The above table excludes short-term, exclusive contracts we enter into with certain vendors, primarily of inventory, restaurant-level service contracts, advertising and technology, to supply us with food, beverages and paper goods, obligating us to purchase specified quantities, products and/or services at fixed prices. These commitments are cancellable and there are no material financial penalties associated with these agreements in the event of early termination. We also enter into purchase commitments related to construction, marketing and other service-related arrangements that occur in the normal course of business. Such commitments are excluded from the above table, as they are typically short-term in nature.

In addition, other unrecorded obligations that have been excluded from the contractual obligations table include contingent rent payments, property taxes, insurance payments and common area maintenance costs.

Off-Balance Sheet Arrangements

Except for certain letters of credit entered into as security under the terms of several of our leases and the unrecorded contractual obligations set forth above, we did not have any off-balance sheet arrangements as of December 27, 2020 and December 29, 2019.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The preparation of these financial statements and related notes requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information available from other outside sources, as appropriate. We evaluate our estimates and judgments on an on-going basis. Our actual results may differ from these estimates. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The accounting policies that we believe to be the most critical to an understanding of our financial condition and results of operations and that require the most complex and subjective management judgments are discussed below.

Goodwill and Indefinite-Lived Intangibles

Goodwill and indefinite-lived intangibles, which include our registered trade names, trademarks, domains and liquor licenses, are tested for impairment annually, on the first day of the fourth quarter of the fiscal year, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Significant judgments are used to determine if an indicator of impairment has occurred. Such indicators could include negative operating performance of our restaurants, economic and restaurant industry trends, legal factors, significant competition or changes in our business strategy. Any adverse change in these factors could have a significant impact on the recoverability of our goodwill and indefinite-lived intangible assets and could have a material impact on our consolidated financial statements.

We have identified one reporting unit to which we have attributed goodwill. If we determine that it is more likely than not that the carrying value of our reporting unit exceeds the fair value, a quantitative analysis is performed. We estimate the fair value of our reporting unit using the best information available, including market information (also referred to as the market capitalization or market approach) and discounted cash flow projections (also referred to as the income approach). The market approach estimates fair value by applying projected cash flow earnings multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics. The income approach uses the reporting unit’s projection of estimated operating results and cash flows that are discounted using a weighted-average cost of capital that reflects current market conditions. We recognize an impairment loss when the carrying value of the reporting unit exceeds the estimated fair value.

We estimate the fair value of trade names and trademarks using the relief-from-royalty method, which requires assumptions related to projected sales, assumed royalty rates that could be payable if we did not own the trademarks and a discount rate. We recognize an impairment loss when the carrying value of the trademarks exceed the estimated fair value.

The effect of the COVID-19 pandemic was considered an indicator of impairment in April 2020 indicating that the carrying value of goodwill and indefinite-lived intangible assets may not be recoverable. We performed a quantitative impairment assessment in April 2020 and determined there was no impairment loss to be recognized. The fair value of the reporting unit exceeded its carrying value by 9% while all other indefinite lived intangible assets significantly exceeded their carrying value, which we define as being greater than 20%. We also performed our annual impairment test of goodwill and indefinite-lived intangibles as of the first day of the fourth quarter of fiscal 2020 and determined there was no impairment loss to be recognized. The fair value of the reporting unit in the annual impairment test in fiscal 2020 exceeded its carrying value by 8% (the decrease from 9% in April 2020 was primarily due to a change in the weighted average cost of capital) and the fair value of all other indefinite-lived intangible assets significantly exceeded their carrying values. We performed a qualitative annual impairment assessment for goodwill and indefinite-lived assets as of the first day of the fourth quarter of fiscal 2019 and determined there was no indication of impairment. See Note 6, Goodwill and Note 7, Intangible Assets, Net in the notes to the audited consolidated financial statements included in this prospectus for additional information.

Long-Lived Assets and Definite-Lived Intangible Assets

Long-lived assets deployed at company-owned restaurants include (i) property, fixtures and equipment, (ii) operating lease right-of-use asset, net of the related operating lease liability and (iii) reacquired rights to the extent the restaurant had been previously acquired by the Company. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. The comparison is performed at the lowest level of identifiable cash flows, which is primarily at the individual restaurant level. Significant judgement is used to determine the expected useful lives of long-lived assets and the estimated future cash flows, including projected sales growth and operating margins. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized.

Definite-lived intangible assets consist of franchise rights which arose from the purchase price allocation in connection with the Advent Acquisition and also include reacquired rights from the Company’s acquisitions of franchised restaurants. Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives and are also reviewed for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may not be recoverable. Significant judgments are used to determine if an indicator of impairment has occurred. Such indicators may include, among others: negative operating performance of our restaurants, economic and restaurant industry trends, legal factors, significant competition or changes in our business strategy. Any adverse change in these factors could have a significant impact on the recoverability of these assets and the resulting impairment charge could have a material impact on our consolidated financial statements.

Recoverability of definite-lived intangible assets is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the total future undiscounted net cash flows are less than the carrying amount, this may be an indicator of impairment. An impairment loss is recognized when the asset’s carrying value exceeds its estimated fair value, which is generally estimated using discounted future cash flows expected from future use of the asset group.

Long-lived assets and definite-lived intangible assets were evaluated for impairment in April 2020 as the effect of the COVID-19 pandemic was considered a triggering event indicating that the carrying amounts of our long-lived assets and definite-lived intangibles may not be recoverable. We performed a quantitative impairment assessment and we did not record any impairment charges during fiscal 2020. See Note 7, Intangible Assets, Net and Note 8 – Property, Fixtures and Equipment, Net in the notes to the audited consolidated financial statements included in this prospectus for additional information.

Leases

We lease our restaurant facilities and corporate offices, as well as certain restaurant equipment under various non-cancelable agreements. We evaluate our leases at contract inception to determine whether we have the right to control use of the identified asset for a period of time in exchange for consideration. If we determine that we have the right to obtain substantially all the economic benefit from use of the identified asset and the right to direct the use of the identified asset, we recognize a right-of-use asset and lease liability. At contract inception, we also evaluate our leases to estimate their expected term which includes reasonably certain renewal options, and their classification as either operating leases or finance leases. Lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, accrued lease payments or lease incentives. To determine the present value of the lease liability, we estimate the incremental borrowing rates corresponding to the reasonably certain lease term as our leases do not provide an implicit rate. Assumptions used in determining our incremental borrowing rate include a market yield implied by our outstanding secured term loans interpolated for various maturities using our synthetic credit rating, which is determined using a regression analysis of rated publicly-traded comparable companies and their financial data.

We assess the impairment of the right-of-use asset at the asset group level whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Changes in these assumptions and management judgments may produce materially different amounts in the recognition of the right-of-use assets and lease liabilities.

In fiscal 2020, we renegotiated numerous lease agreements that primarily resulted in rent abatements or rent deferrals due to the effects of the COVID-19 pandemic. See Note 2, Summary of Significant Accounting Policies in the notes to the audited consolidated financial statements included in this prospectus for additional information as to our accounting for these lease modifications in connection with the lease accounting guidance issued by the FASB in April 2020.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between the carrying value and the tax basis of assets and liabilities as well as tax credit carryforwards. The estimates we make under this method include, among other items, depreciation and amortization expense allowable for tax purposes, credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the deductibility of certain items. In addition, our annual effective income tax rate is adjusted as additional information becomes available during the reporting period.

We recognized deferred tax assets for all deductible temporary differences to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. A valuation allowance for deferred tax assets is provided when it is more likely than not that a portion of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected, scheduling of anticipated reversal of taxable temporary differences, and considering prudent and feasible tax planning strategies. We continue to monitor and evaluate the rationale for recording a valuation allowance against deferred tax assets. As we increase earnings and utilize deferred tax assets, it is possible the valuation allowance could be reduced or eliminated.

We assess liabilities for uncertain tax positions and recognize a liability when a position taken or expected to be taken in a tax return is more likely than not, or more than a 50% likelihood, to be sustained upon examination by tax authorities based on its technical merits. A recognized tax position is then measured at the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. We determined that there were no material uncertain tax positions which were required to be recorded or disclosed in the financial statements for fiscal 2020 and fiscal 2019.

Interest and penalties, when incurred, are recognized in other income (expense), net on the consolidated statements of operations and comprehensive loss.

Fair Value of Common Stock and Stock-Based Compensation

Stock-based compensation expense is measured based on the award’s grant date fair value. Stock-based compensation expense related to time-based stock options is recognized as stock-based compensation expense on an accelerated recognition method over the requisite service period. The fair value of performance-based stock option awards is recognized as stock-based compensation expense when the condition is deemed probable of being achieved. We account for forfeitures as they occur.

During the periods presented, our common stock was not publicly traded. As there has been no public market, the estimated fair value has been determined with input from management, considering as one of the factors the most recently available third-party valuations of common stock and an assessment of additional objective and subjective factors that were relevant at the date of the grant. We estimate the fair value of our common stock using a combination of the income approach (discounted cash flows of internal projected future cash flows) and the market approach (comparing comparable publicly-traded peer group in the restaurant industry), which are equally weighted.

We estimate the fair value of stock options using the Black-Scholes valuation model. Calculating the fair value of stock- based awards requires certain assumptions and judgments. We based our volatility assumption of 41.2% and 34.1% for fiscal 2020 and fiscal 2019, respectively, on the historical volatility of the selected peer group and we based our expected term of 4.5 years for both fiscal 2020 and fiscal 2019 using the historical information of the selected peer group. The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Gift Card Revenue Recognition

We sell gift cards to customers in our restaurants, through our website and through select third parties. A liability is initially established for the value of the gift card when sold. We recognize revenue from gift cards when the card is redeemed by the customer. There is uncertainty when calculating gift card breakage, the amount of gift cards which will not be redeemed, because management is required to make assumptions and to apply judgment regarding the effects of future events. We recognize gift card breakage revenue using estimates based on historical redemption patterns. If actual redemptions vary from the estimated breakage, gift card breakage revenue may differ from the amount recorded. We periodically update our estimates used for breakage and apply that rate to gift card redemptions.

Self-Insurance Reserves

We retain large deductibles or self-insured retentions for employee group health claims nationally, a portion of our general liability insurance and our employee workers’ compensation programs. We maintain coverage with a third- party insurer to limit our total exposure for these programs. The accrued liabilities associated with our self-insured programs are based on our estimate of the ultimate costs to settle known claims, as well as claims incurred but not yet reported to us (“IBNR”) as of the balance sheet date. Our estimated liabilities are based on information provided by our insurance broker and insurer, combined with our judgment regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation and our claims settlement practices. Significant judgment is required to estimate IBNR amounts, as parties have yet to assert such claims. If actual claims trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

Business Combinations

We account for acquisitions using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the acquisition date. Our purchase price allocation methodology contains uncertainties because it requires us to make certain assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities, including, but not limited to, property and equipment, intangible assets, and goodwill. The excess of purchase price over fair value of net assets acquired, including the amount assigned to identifiable intangible assets, is recorded as goodwill. Given the time it takes to obtain pertinent information to finalize our purchase price allocation, it may be several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Qualitative and Quantitative Disclosure About Market Risk

Commodity and Food Price Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including food and beverage, energy and other commodities. We have been able to partially offset cost increases resulting from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing our menu prices, as well as making other operational adjustments that increase productivity. However, substantial increases in costs and expenses could impact our results of operations to the extent that such increases cannot be offset by menu price increases.

Interest Rate Risk

Our Senior Credit Facilities incur interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 27, 2020, we had $288.0 million in outstanding borrowings under our Senior Credit Facilities, excluding unamortized debt discount and deferred issuance costs. Based on the amount outstanding under our Senior Credit Facilities as of December 27, 2020, a change of one hundred basis points in the applicable interest rate would cause an increase or decrease in interest expense of approximately $2.9 million on an annual basis.

Effects of Inflation

Inflation impacts all our restaurant operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. We anticipate cost pressure on several commodities for fiscal 2021. We are planning moderate price increases in fiscal 2021, which may or may not be enough to recover increased operating expenses. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-restaurants sales growth in an amount sufficient to offset inflationary or other cost pressures. However, we anticipate our cost of sales as a percentage of restaurant sales will remain consistent with fiscal 2020 from a combination of price increases, product mix changes and recipe modifications.

Additionally, wages paid in our restaurants are impacted by changes in federal and state hourly minimum wage rates. Accordingly, changes in the federal and state hourly minimum wage rates directly affect our labor costs. Wages and benefits are also affected by supply and demand forces in specific regions. The restaurant industry and we typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs.

A portion of the leases for our company-owned restaurants provide for contingent rent obligations based on a percentage of sales. As a result, an increase in occupancy and related expenses will offset a proportionate share of any menu price increases at our company-owned restaurants.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2, Summary of Significant Accounting Policies in the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

We Are First Watch

We are First Watch – an award-winning high-growth daytime restaurant concept serving made-to-order breakfast, brunch and lunch using fresh ingredients. Since our founding in 1983, we have built our brand on our commitment to operational excellence, our “You First” culture and our culinary mission centered around a fresh, innovative menu that is always evolving. These foundational brand pillars have established First Watch as a leader in Daytime Dining – a fast growing restaurant segment that has emerged and differentiated itself from other legacy segments by operating exclusively during daytime hours with a progressive on-trend chef-driven menu. Our one shift, from 7:00 a.m. to 2:30 p.m., and one main menu enable us to optimize restaurant operations and attract and retain employees who are passionate about hospitality and drawn to our “No Night Shifts Ever” approach. This differentiation has driven strong consumer demand and operating performance as evidenced by our 28 consecutive quarters of positive same-restaurant sales growth and positive annual same-restaurant traffic growth from fiscal 2013 to fiscal 2019, prior to the emergence of the COVID-19 pandemic. Our unique positioning coupled with our commitment to our employees and customers throughout the pandemic allowed us to reopen our restaurants with accelerating operating momentum in the second half of 2020 and into 2021, recording same restaurant sales growth of         % in the second fiscal quarter of 2021 relative to the second fiscal quarter of 2019. Throughout the COVID-19 pandemic, we invested in supplemental compensation and expanded health and wellness benefits for our people while at the same time we accelerated strategic investments in our business and continued to expand our footprint, opening 23 and         NROs in fiscal 2020 and during the twenty-six weeks ended June 27, 2021, respectively. In January 2020, the Company was recognized as “America’s Favorite Restaurant Brand” in Market Force’s annual consumer study and as one of three industry finalists for Black Box Intelligence’s 2020 Best Practices award. As of June 27, 2021, we had              restaurants across         states,         of our restaurants were company-owned and          were operated by our franchisees.

Our Promise: Yeah, It’s Fresh!

At First Watch, we take a creative approach to Daytime Dining led by a focus on freshness. Each item is made-to-order and prepared with care – you will not find microwave ovens, heat lamps or deep fryers in our kitchens. Every morning, we arrive at the crack of dawn to slice and juice fresh fruits and vegetables, bake muffins, brew our fresh coffee and whip up our French Toast batter from scratch. Our award-winning chef-driven menu includes elevated executions of classic favorites for breakfast, lunch and brunch, along with First Watch-specific specialties such as our protein-packed Quinoa Power Bowl®, Farmstand Breakfast Tacos, Avocado Toast, Morning Meditation (juiced in-house daily), our new Vodka Kale Tonic, Chickichangas and our famous Million Dollar Bacon. While our menu constantly evolves, our focus on – and commitment to – freshness never wavers.

Our Mission: You First

For more than 38 years, our management has cultivated an organizational culture built on our mission of “You First,” which puts serving others above all else. As a company, we put our employees first and empower them to do whatever it takes to put our customers first. We give back in meaningful ways to the local communities in which we operate and also support national and international causes we care about, such as our Project Sunrise partnership that supports women-owned coffee farms in Colombia, which in turn empowers them to reinvest in their communities. Our “You First” mission, in addition to our quality of life advantage inherent in our single-shift operating model, has led us to be recognized as an employer of choice in our industry, according to a five-year longitudinal study of employee surveys on Glassdoor published in June 2019 by William Blair.

Proven Record of Sustained Growth

Our long track record of sales and unit growth, spanning almost four decades, demonstrates our broad brand appeal, compelling economic proposition and difficult-to-replicate business model. We have achieved consistent

growth in total restaurants to         as of June 27, 2021, from 277 restaurants in fiscal 2015. Over the five-year period ended December 29, 2019 (prior to the emergence of the COVID-19 pandemic), we:

•	Consistently delivered same-restaurant sales growth, averaging 6.8% annually

•	Consistently achieved positive annual same-restaurant traffic growth, averaging 1.5% annually

•	Consistently increased AUVs by 25.7%, from $1.3 million in fiscal 2015 to $1.6 million in fiscal 2019

•	Consistently opened NROs with an average cash-on-cash return of 50.8%.

Our COVID-19 Response and How We Emerged as a Stronger Company

Our strong momentum in fiscal 2019 continued into January 2020 and February 2020 with same restaurant sales growth of 7.3% and 4.3%, respectively. However, as the COVID-19 pandemic emerged in March 2020 and its severity became apparent, our management team devised a strategy not only to prioritize the health and safety of our employees and customers in keeping with our “You First” culture, but also to accelerate planned strategic initiatives that we understood would position us to be more nimble in capturing sales. The following are some of the actions we took that enabled us to persevere during the pandemic and emerge as a stronger company in 2021:

•	Aligned with our sponsor, Advent, to commit capital both to our people as well as to our continued new restaurant development and real estate pipeline;

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Began closing all dining rooms during the week of March 15, 2020 (regardless of state and local orders), transitioning to off-premise sales only and rapidly deploying our first phase of new hardware and software enhancements to enable this critical sales channel;

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Furloughed most of our employees, but provided relief payments to help with immediate needs for those hourly employees with more than three years of service, while committing to make managers and corporate employees “whole” upon return for any financial shortfall between the state and federal benefits they received and their base salaries;

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Paid both employer and employee portion of healthcare premiums for furloughed employees enrolled in our healthcare plans, covered 100% of out-of-pocket costs for insured employees and their families for medical visits related to the COVID-19 pandemic and secured telemedicine services for all employees;

•	Temporarily suspended all operations at our company-owned restaurants on April 13, 2020 to prioritize the health and safety of our team members;

•	Established the “You First Fund,” which provides tax-free grants to in-need employees and which had distributed approximately $800,000 in such grants through June 2021;

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Deployed new safety protocols and procedures as well as an employee wellness screening tool with COVID-19 contact tracing. Our efforts were recognized in a Technomic survey in the third quarter of 2020 that rated First Watch as best in its peer group with regard to customer safety and sanitation; and

•	Offered employees a payment in consideration for the time taken to receive their full schedule of immunization, once COVID-19 vaccines were available.

With respect to our operations, we rapidly addressed new consumer behaviors by accelerating previously planned initiatives to position ourselves for short-term recovery and long-term growth such as online ordering to enable third-party delivery services, the expansion of our carefully curated alcohol program and touchless payment technology:

•	Developed and launched a new mobile app to allow customers to order takeout and delivery and to join our dining room waitlist remotely;

•	Integrated technology into our waitlist management solution to gather customer data on consumer preferences;

•	Accelerated the rollout of our alcohol program, which had proven to be an incremental occasion for consumers, increasing overall beverage incidence by 170 basis points;

•	Maintained the entirety of our menu throughout the COVID-19 pandemic while also prioritizing culinary innovation through our seasonal menu program;

•	Expanded our patio and outdoor service areas and reduced and distanced our freestanding tables;

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Proactively contacted our landlords to negotiate rent deferrals or abatements, postpone turnover dates for certain restaurants, secure waivers of alcohol sales restrictions and obtain dedicated curbside parking for off-premise order pick up; and

•	Continued to invest in NROs and develop our future NRO pipeline, leading to a 7.4% increase in our company-owned restaurants from 299 in fiscal 2019 to 321 in fiscal 2020.

On May 18, 2020, in conjunction with municipal health and safety mandates, we began to reopen our company-owned restaurants in four phases, and substantially all our restaurants were open by the end of June 2020. Since reopening, our restaurants have steadily grown sales and transactions despite the seating capacity of restaurant dining rooms remaining constrained by state and local government mandates as well as our own internal standards taken to protect employees and customers. In Florida, for example, where approximately 30% of our company-owned restaurants are located, despite the state lifting indoor dining distancing restrictions on September 25, 2020, we maintained six-foot distances between tables through the first fiscal quarter ended March 28, 2021 for the safety of our customers and employees.

As a result of the new initiatives that we put in place, when our company-owned restaurants reopened, we were able to meet the new customer demand for off-premise dining while also serving the in-dining customer traffic as it continued to increase. Our off-premise sales channel had been a relatively small portion of our sales pre-pandemic; in the fourth fiscal quarter of 2019 our average weekly off-premise sales were $1,897 per restaurant. In fiscal 2020, our off-premise sales benefited significantly from our technology investments and initiatives to reduce customer friction when ordering off-premise as well as changes in consumer behavior; this resulted in average weekly off-premise sales increasing to $8,082 per restaurant during the fourth fiscal quarter of 2020. Moreover, as dine-in traffic improved in 2021, our off-premise business continued to thrive and achieved an average weekly sales of $ per restaurant in the second fiscal quarter of 2021. To ensure that our third-party delivery business was positioned for long-term success, we introduced a surcharge for third-party orders. We believe that off-premise sales will remain an incremental channel for us that serves an additional use occasion for our customers and that it will be an important part of growing average unit volumes to higher than pre-pandemic levels.

According to Nation’s Restaurant News, in 2019, First Watch was the fastest-growing full-service restaurant concept in the United States. Despite the COVID-19 pandemic, we continued to build and open new restaurants in 2020 with 23 NROs in fiscal 2020 and continued to develop our pipeline for fiscal 2021 and fiscal 2022 new restaurant growth. During the first fiscal quarter of 2021, our NROs have performed exceptionally well, even when compared to the strong performance of our existing restaurants, and generated annualized average sales of $1.7 million, relative to our existing restaurants that generated annualized average sales of $1.5 million.

By March 2021, we began to consistently report positive same-restaurant sales measured against pre-COVID results, including 5.4% and 13.0% increases in the five-week period ended March 28, 2021 and four-week period ended April 25, 2021 relative to the five-week period ended March 31, 2019 and four-week period ended April 28, 2019, respectively.

Long-Term Consumer Trends in Our Favor

We believe that we are well-positioned to continue to benefit from the confluence of a number of long-term multi-generational consumer trends:

Increasing Morning Meal Occasions.

The morning meal (Breakfast and morning Snack) has been the only foodservice daypart with consistent year-over-year growth for the last several years, according to RKMA. The restaurant industry captured two additional breakfast visits per capita, from 2015 to 2018, and with 78% of breakfasts still being prepared at home during 2019 according to the NPD Group, morning restaurant traffic provides a compelling long-term opportunity for future growth. We believe that the broad appeal of our menu and the quality of our ingredients gives us a competitive advantage over many alternatives that offer breakfast and lunch. We believe that migration from dense urban to suburban areas, where most of our restaurants are located, will result in increased traffic and brand awareness. Increased work-from-home routines have kept people in suburban areas for larger portions of the day, increasing First Watch exposure to an incremental customer base.

Demand for Fresh, Healthy Food.

According to RKMA, almost two thirds of consumers consider a healthy menu an important factor in their restaurant choice and according to the NPD Group, 60% of consumers say they want more protein in their diet. The COVID-19 pandemic has progressed trends globally towards wellness with consumers becoming more focused than ever on living and eating healthier. Our freshly made food, with simple, high-quality, protein-rich ingredients, such as cage-free eggs and quinoa, aligns well with these consumer trends. According to Market Force data in January 2020, First Watch scored 36 and 23 points higher than the second place breakfast brand in categories of healthy choices and food quality, respectively.

Consumers Want “On-Demand” Dining.

Consumers want the ability to order what they want and when they want it without regard to traditional daypart conventions. Increasingly busy schedules, the rise of the “gig” economy, flexible job hours and growth of remote workers, trends magnified by the COVID-19 pandemic, are powering demand for convenient, fast and flexible Daytime Dining offerings from our all-day menu, for which traditional rigid breakfast and lunch dayparts were not designed. In the second fiscal quarter of 2021, our average weekly off-premise sales were $         per restaurant compared to $1,897 in the fourth fiscal quarter of 2019 and $8,082 in the fourth fiscal quarter of 2020.

We Are Disrupting a Massive Category

As consumer needs have evolved, so have we. Our “Urban Farm” positioning provides a creative, farm-fresh breakfast, brunch and lunch menu in a warm and rustic yet contemporary atmosphere – creating an energizing Daytime Dining experience that resonates with consumers. We enjoy broad appeal to a customer base that includes the morning traditionalists as well as a growing segment of younger, healthier and more affluent customers. These digital-centric consumers care about food and quality, are willing to pay more, and report higher advocacy for and share of visits to First Watch. There is no other concept with an offering similar to ours at a comparable scale. Our operating hours encompass breakfast, brunch and lunch, which represent 63% of all restaurant sales in the U.S., according to RKMA. Our business model and our scale position us for continued growth within this massive category.

Unrelenting Commitment to Fresh Ingredients and Culinary Innovation

Our creative, on-trend menu and seasonal offerings define the culinary voice of our brand and highlight our commitment to quality and freshness. We believe this commitment is a key differentiator between First Watch and larger restaurant concepts that have failed to evolve. When we say, “Yeah, It’s Fresh,” we mean it. While many established restaurant concepts are outsourcing a large part of the preparation of their food, we still do much of it in-house in each restaurant every day.

That commitment to quality and freshness is further evidenced throughout our award-winning menu with ingredients such as cage-free eggs, organic mixed greens and all-natural chicken, just to name a few. Our highly-curated menu of less than 60 entrée items – small relative to most in our industry – features a thoughtful balance of classic favorites prepared and presented in an elevated way using high-quality ingredients, along with innovative and interesting specialty dishes that take the consumer on a culinary exploration.

Our creativity and innovation extend beyond today’s offerings and into our overall menu strategy. Successful platform introductions such as our Fresh Juice program and Shareables, which include menu items such as Million Dollar Bacon and Holey Donuts, were added in the past few years, adding incremental revenue opportunities while enhancing our culinary credibility. We have seen our Fresh Juice and Shareables platforms rise from 8.7% and 3.2% of customers purchasing in the fourth fiscal quarter ended December 30, 2018, respectively, to         %             and         % in the second fiscal quarter of 2021 and our average gross per person average over that same period rose from $12.49 to $            .

One Shift, One Menu, One Focus

We believe that our compelling business model, built around “One Shift, One Menu, One Focus” affords us competitive advantages. Our single-shift restaurant hours, by design, result in “No Night Shifts Ever.” This helps make us an employer of choice in the foodservice industry, which we believe allows us to attract superior talent, retain employees longer and create a unifying organizational culture. Our single menu, throughout the day and across all restaurants in our system, streamlines our supply chain and restaurant operations, simplifies our employee training and provides for a consistent customer experience. Our singular emphasis on Daytime Dining gives us the clarity of purpose to relentlessly focus on delivering a superior experience.

“You First” Culture Elevates Employee and Customer Satisfaction

Our “You First” mission is palpable at every level of our organization. Our hiring, training and retention strategies empower our more than 9,000 employees, united by our culture, to deliver superior customer experiences. We invest heavily in our leaders by conducting 11 weeks of training for all managers, including a one-week F.A.R.M. (First Watch Academy of Restaurant Management) program traditionally held at our Home Office in Florida, where each of our managers-in-training is immersed in our culture, vision and mission. Our restaurant-level manager turnover was 29% during the last twelve months ending March 2020, which is meaningfully lower than our peer average of 41% as reported by Black Box.

During the COVID-19 pandemic, we continued to invest in our employee relationships through a high touch program of outreach, communication and, where possible, assistance. As a result of our proactive approach, 75% of the hourly employees who had been working for us for over three years returned to work with us when our restaurants re-opened.

We have always believed our employees are our greatest asset, and the initiatives we had in place prior to the COVID-19 pandemic and the additional steps we subsequently took further enhanced our culture and elevated our employee, and ultimately customer, satisfaction. First Watch ranked first in Market Force’s Composite Loyalty Index metric as of January 2020, evidencing the compelling level of satisfaction amongst our customers. We believe that the incredible culture at First Watch became even stronger as a result of the pandemic, evidenced by our overall score in the Glassdoor survey having increased relative to the pre-pandemic period. A five-year longitudinal study of employee surveys on Glassdoor published in June 2019 by William Blair ranked us #1 for work/life balance and for overall employee satisfaction in the restaurant industry.

Track Record of Resilience and Exceptional Same-Restaurant Traffic and Sales Growth

Our strong brand with growing awareness, broad consumer appeal and excellence in execution have created outstanding and consistent performance over time. Over the five-year fiscal period ended December 29, 2019, our same-restaurant sales growth was positive every year, averaging 6.8% annually, and our same-restaurant traffic growth was 1.5%. These positive metrics have continued into the second fiscal quarter of 2021 performance with same-restaurant sales growth of         % and same-restaurant traffic growth of         % compared to the same fiscal period in 2019.

In addition to exemplary historical performance, our concept has proven to be highly adaptable and resilient during adverse market conditions. During the unprecedented COVID-19 restrictions, we temporarily closed all our company-owned restaurants and navigated significant capacity restrictions in the months following. In response, we rapidly enhanced our off-premise technological and operational capabilities to meet the change in consumer demand through those channels.

We have also seen rapid sales recovery as many geographies reduced on-premises dining restrictions that were imposed after the onset of the COVID-19 pandemic. For example, by March 2021, nearly all our restaurants had re-opened to full dining-room capacity and we began to consistently achieve highly positive same-restaurant sales, including 5.4% and 13.0% same-restaurant sales growth relative to March 2019 and April 2019, respectively.

Strong Restaurant Productivity and Proven Portability

The success of our brand is reflected in our restaurant-level performance and Cash-on-Cash Return. In fiscal 2019, prior to the pandemic, we generated an AUV of $1.6 million in a single shift (seven and a half hours daily), comparable to many restaurants open for several shifts or in some cases around the clock. We have demonstrated the portability of our model by successfully operating restaurants in 28 states. Restaurants in our top decile, by fiscal 2019 sales, span 9 different states and 14 different DMAs. DMAs are geographic areas in the United States in which local television viewing is measured by The Nielsen Company. Despite the challenges of the COVID-19 pandemic and its impact on our sales, we have seen a broad and rapid sales recovery and opened 23 and             NROs in fiscal 2020 and during the twenty-six weeks ended June 27, 2021, respectively. Our NROs have displayed exemplary performance evidenced by the current momentum in our business. Our fiscal 2020 NROs have generated annualized average sales of $1.5 million and our NROs opened during the first fiscal quarter of 2021 have generated annualized average sales of $1.7 million.

(1)	Represents annualized average sales of all company-owned restaurants opened through fiscal 2019.
(2)	Represents annualized average sales of all company-owned restaurants opened during fiscal 2020.
(3)	Represents annualized average sales of all company-owned restaurants opened during the first fiscal quarter of 2021.

Experienced, Passionate Leadership Team and Deep Talent Bench

Our team is led by passionate executives who have an extensive mix of experience in our brand and with other leading consumer facing businesses. Christopher A. Tomasso, our President, Chief Executive Officer and Director, has more than 24 years of industry experience and joined First Watch in 2006. Mr. Tomasso sets the strategic vision and brand positioning for the company, while enhancing its organizational culture. Mr. Tomasso was recognized with FSR Reader’s Choice Award as one of two top C-Suite Executives in 2021. Mel Hope, our Chief Financial Officer and Treasurer, has more than 36 years of public accounting and industry experience including serving as Chief Financial Officer of large, successful public and private companies. We have a deep bench of talent throughout the organization. Our executives and key employees average more than 15 years of industry experience and our restaurant general managers have an average tenure at First Watch of five years. In addition, we have dozens of fully-trained, tested, high-performing managers positioned throughout our system who are poised to step into the general manager role as we execute our growth strategy and open new restaurants.

How We Will Continue to Grow Sales and Profits

While we are proud of our success in having grown sales and SLEBITDA consistently for many years prior to the pandemic, our focus is on the future. We believe our continued growth will come from opening new restaurants in existing and new geographies and driving traffic and building sales at our existing restaurants as new customers discover First Watch and regulars come and enjoy us more frequently. While 2020 was a challenging year given the COVID-19 pandemic, the investment in our employees and operational capabilities have enabled us to emerge as an even stronger company with greater abilities to leverage multiple channels for growth. We are even more confident in our growth strategies based on the consumer reaction to our brand and strong resurgence we have seen throughout 2021 since reopening our restaurants and since capacity restrictions have been reduced.

Grow Our Brand Footprint by Consistently Opening New Restaurants

First Watch has grown from 277 restaurants in fiscal 2015 to              restaurants as of June 27, 2021 while increasing annual AUV from $1.3 million to $             million and achieving positive same-restaurant sales growth and traffic except for fiscal 2020. In Florida, our most mature market with the greatest number of company-owned restaurants, we have grown from 54 to 99 restaurants over the last six years, while generating average annual same-restaurant sales growth of 6.8% from fiscal 2015 to fiscal 2019. We believe we have significant potential to expand our presence within all the states in which we currently operate as well as new ones. We have a significant opportunity to grow density both in existing and new markets. Our deeply experienced restaurant development team in partnership with a third-party real estate analytics firm conducted an in-depth study that concludes we have the potential for 1,787 to 2,232 restaurants across the United States.

Restaurant Count by State as of December 27, 2020

Despite the challenges of the COVID-19 pandemic and the significant restaurant closures across the United States, First Watch made the strategic decision to remain committed to invest in growth and continued to open new restaurants. We opened 23 NROs in fiscal 2020 and             NROs during the twenty-six weeks ended June 27, 2021, representing a growth rate of 7.4% and             %, respectively, over the prior periods. Furthermore, those NROs have performed exceptionally well, evidencing our compelling business momentum and ability to successfully grow our footprint. Our NROs during the twenty-six weeks ended June 27, 2021, have generated annualized average sales of $             million relative to our existing restaurants’ annualized average sales of $             million. Our pipeline for full fiscal year 2021 remains robust and we expect between 20 and 23 total NROs by the end of fiscal 2021.

We employ a comprehensive, data-driven real estate approval process to select and develop every new site. In selecting new locations, we combine rigorous data on specific market characteristics, demographics, and growth, with a human element that takes into account brand impact and opportunity of individual market and sites. Every new restaurant further drives brand awareness and creates meaningful marketing buzz when we open in new markets. We intend to leverage our rigorous real estate site selection process to open              company-owned restaurants over             . While our existing franchisees are committed to developing restaurants in the future, we expect company-owned restaurants will be the primary growth driver of our footprint over the long term.

Drive Restaurant Traffic and Build Sales

We have a significant runway to continue to grow traffic and restaurant sales by executing against a defined set of strategies.

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Continue Menu Innovation. We continuously evolve our offering to keep our menu fresh and exciting yet operationally efficient. Our chef-led culinary innovation team maintains a keen awareness of emerging culinary trends and immerses themselves in the marketplace through frequent culinary inspiration tours using experiences to develop a robust pipeline of exciting new recipes and menu offerings. We intend to drive continued incremental customer spending through our five highly-anticipated seasonal menus and the introduction of new menu platforms similar to our introductions of Fresh Juices and Shareables. For fiscal 2019, 8.1% of customers purchased items from our seasonal menu, 10.8% purchased Fresh Juices and 4.3% purchased Shareables. For the twenty-six weeks ended June 27, 2021,         % of customers purchased items from our seasonal menu,         % purchased Fresh Juices and         % purchased Shareables. We expect menu innovation to continue to provide incremental growth opportunities in the future.

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Offer Alcohol as Only First Watch Can. The alcoholic beverage offerings at First Watch are unique and reflect our culinary innovation in combining fresh juices and ingredients with a variety of liquors. At the end of fiscal 2019, early tests showed that offering alcoholic beverages where practical throughout our system was a highly-incremental new sales growth platform, opening up new occasions for our consumers to enjoy dining out and allowing us to reach new demographics. During the COVID-19 pandemic, we accelerated this initiative to better position the First Watch brand upon recovery as we learned that customers joining us for breakfast or lunch were interested in making the meal more of a celebration at times. As of June 27, 2021, our alcohol menu is offered in restaurants with clear plans to continue the expansion to all restaurants where feasible. Since the rollout in fiscal 2020, the presence of alcohol on our menu has lifted overall dine-in beverage attachment by 170 basis points in restaurants where it is served, indicating the incrementality of the offering. Further, for the first fiscal quarter of 2021, alcohol accounted for 2.9% of sales at these restaurants and increased the average check by 1% as compared to our restaurants that do not offer alcohol. These incremental alcohol sales are highly profitable. More importantly, we remain confident in the long-term opportunity to innovate within this platform to further elevate the social occasion of breakfast, brunch and lunch. Similar to the establishment of our Fresh Juice and Shareables platforms, we remain optimistic that further consumer awareness and excitement (through new items and promotion) around alcohol will drive new, additional occasions and broaden our appeal to a new demographic seeking an experiential occasion over a meal.

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Convenience and Increased Accessibility through Our Off-Premise Offering. During the COVID-19 pandemic, we integrated technology into our business to enhance customer access and enable off-premises consumption. In fiscal 2019, off-premise sales accounted for $1,971 in average weekly sales. We have now built the foundation to optimize the off-premise opportunity through our digital channels (both through direct ordering as well as third-party delivery). These off-premise platforms, now available in all restaurants, contributed $             of average weekly sales during the twenty-six weeks ended June 27, 2021, an increase of         % versus fiscal 2019. Even as our dining room sales recovered during the twenty-six weeks ended June 27, 2021, off-premise sales remained strong, indicating continued customer demand. We see future opportunity to refine and grow this demand largely by focusing on in-restaurant infrastructure, especially in our new restaurant prototypes. We have seen encouraging results in 2021 NROs from innovations such as dedicated make lines and to-go rooms, separate entrances and dedicated parking spots to enhance the experience of both our off-premise and dine-in customers.

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Increase Our Brand Awareness. We believe First Watch is still in the early stages of our life cycle, as consumers in our existing and new markets continue to discover the First Watch brand. Over 38 years, First Watch has grown primarily through word-of-mouth as our service, menu and environment created ardent fans as evident in our numerous local awards and customer satisfaction scores. In January 2020, First Watch was named “America’s Favorite Restaurant Brand” by Market Force. This study evaluated restaurants across multiple sectors and based its ranking on customer recommendations and brand satisfaction. This strong customer affinity was also highlighted in a recent 2021 national study where First Watch ranked 10th in net promoter score among the country’s 74 largest restaurant brands and comparable to the industry’s most highly regarded names. Despite this, brand awareness remains low as indicated by a 2021 nationally represented survey where only 11% were aware of First Watch. The combination of both high customer satisfaction and opportunity for growing awareness highlights strong potential for the brand. As our development of new restaurants continues, we believe the increased penetration in new and existing markets will contribute to higher brand awareness. While we believe that organic growth of awareness contributes more to our local feel, we also recognize the future potential of strategically applying advertising dollars in appropriate channels to accelerate this opportunity. Our advertising costs represented approximately 1% of total revenues in fiscal 2019 and in fiscal 2020. We intend to grow our brand awareness primarily through increased investment in cost-efficient digital channels in order to further leverage our first party, owned, customer data to target and reach the right audiences that will lead to higher conversion and higher return on investment. We have successfully piloted these approaches to-date and remain confident that this approach provides further growth opportunity to build traffic and sales.

Deliver an Excellent On-Premise Dining Experience. Excellence in restaurant-level execution, recognized by customers and reinforced by the numerous accolades we have received, increases the visit frequency of our customer, promotes trial by new consumers and ultimately encourages loyalty. We have received hundreds of awards from local and national media outlets that we believe matter to consumers – including being named one of TripAdvisor’s Best Restaurant Chains in 2019. While off-premise dining during the COVID-19 pandemic has emerged as a sizeable use occasion for many customers cautious to eat outside their homes, we believe that our unwavering focus will remain on delivering an amazing dining experience in our restaurants to every customer in every visit. We aim to continue to leverage our “One Shift, One Menu, One Focus” model to stay distinguishably different from our competitors by executing on delivering a superior dining experience every day to further drive traffic and build sales.

Additional Platforms and Initiatives. We have seen the opportunity, over time, to selectively evolve our concept and offerings via the implementation of key strategies and initiatives. Future initiatives include:

•

Weekday Lunch: We believe that we have the opportunity to significantly increase market share by driving incremental customer visits during the weekday lunch daypart through the evolution of our menu with fresh, convenient and differentiated lunch-oriented offerings. In fiscal 2019, only 6.0% of our weekday customers purchased lunch entrées. As a result of the evolving consumer landscape driven by the COVID-19 pandemic, there has been a significant migration of people from urban to suburban areas, where a meaningful portion of our restaurants exist. This migration, coupled with an increasing work-from-home trend, presents First Watch with an incremental customer opportunity during the weekday business hours which we believe will further propel growth in our lunch daypart. With the evolution of a new optimized core menu, the presence of our off-premise channels and the opportunity to apply targeted marketing, we believe the weekday lunch occasion holds future opportunity to build sales and traffic.

•

Customer Technology & Customer Data: As we fast-tracked the implementation of our off-premise platforms in fiscal 2020, we also took the opportunity to accelerate the implementation of customer data acquisition systems in order to better inform the habits and behaviors of our customers. With the large increase in remote digital orders, we also sought to digitize in-restaurant orders for the purpose of creating an omnichannel view of the First Watch customer. By integrating remote waitlist, remote orders, tokenized credit card transactions and WiFi into one system, we now have the ability to better understand trial, frequency and customer lifetime value. Since the establishment of these systems, we have gathered 2.9 million unique customer profiles. The advancements in these foundational systems provide future opportunity for targeted communication and the development of more advanced customer relationship management systems aimed at growing customer frequency.

•

Restaurant Technology Unlocking Throughput & Capacity: For 38 years, we grew organically from an intense focus on people and service, delivering a unique restaurant experience that has been difficult for competitors to duplicate at scale. The introduction of our off-premise platform laid a strong foundation for certain technologies that will now unlock further in-restaurant innovation, enabling greater peak hour throughput and capacity, thus the ability to serve more demand. In many of our restaurants, we experience more weekend demand than we are currently able to serve, indicated by extended wait times during peak hours. Through new technological tools to enable optimal seating configurations, lower table turn times and more efficient kitchen order routing, we believe that we have the opportunity to achieve higher peak hour sales. Most key among these opportunities is the installation of kitchen display screens, a core technology system in the industry, to our back-of-house to automate our order routing. We remain confident that the addition of this technology will unlock greater efficiency within our kitchens and raise our ability to serve more of our unfulfilled demand.

Our Menu

We serve breakfast, brunch and lunch using fresh ingredients. Our limited menu of less than 60 entrée items is customizable to personal preference, including our “Healthier Side” options such as our Power Bowls, Salads and Egg-sclusives. Additionally, we offer a seasonal menu, which is rotated five times per year, and adds optionality to our customers. Each seasonal menu is tested in market one year prior to national rollout, allowing for testing of consumer acceptance and informing supply chain planning to optimize supply.

Properties

As of December 27, 2020, we had 321 company-owned restaurants and 88 franchised restaurants located in 29 states, including a large presence in Florida, Texas, Ohio, Arizona and Missouri. We lease all our company-owned restaurant facilities.

As of December 27, 2020, company-owned and franchised restaurants by jurisdiction were:

State	Company-Owned	Franchise operated	Total
Alabama	4	0	4
Arizona	24	0	24
Arkansas	0	3	3
Colorado	18	0	18
Delaware	1	0	1
Florida	95	4	99
Georgia	14	0	14
Illinois	1	0	1
Indiana	4	1	5
Kansas	10	0	10
Kentucky	2	9	11
Louisiana	0	1	1
Maryland	8	0	8
Michigan	7	0	7
Mississippi	0	1	1
Missouri	15	6	21
Nebraska	0	6	6
New Jersey	4	0	4
North Carolina	3	19	22
Ohio	35	0	35
Oklahoma	0	3	3
Pennsylvania	15	0	15
South Carolina	0	5	5
Tennessee	10	8	18
Texas	38	15	53
Utah	0	1	1
Virginia	13	2	15
West Virginia	0	1	1
Wisconsin	0	3	3

TOTAL	321	88	409

New restaurant development has historically included both NROs and conversion of acquired restaurants.

	Fiscal 2020				Fiscal 2019
	Company- owned		Franchise operated	Total	Company- owned	Franchise operated	Total
Beginning of year	299		69	368	248	103	351
New restaurants	23		19	42	38	18 (2)	56
Franchisee acquisitions	—		—	—	18	(18)	—
Relocations	—		—	—	(1)	(1)	(2)
Closures	(1	)(1)	—	(1)	(4)	(33)	(37	)(2)

End of year	321		88	409	299	69	368

(1)	During fiscal 2020, we had one company-owned restaurant closure as our landlord bought out the lease for the First Watch location in Clayton, MO.
(2)

All remaining restaurants that operated under The Egg & I trade name had either closed, disenfranchised or were strategically acquired by the Company and converted to restaurants operating under the First Watch trade name as of December 29, 2019.

Restaurant Design

Our typical restaurant reflects our “Urban Farm” branding in a rustic yet contemporary atmosphere. Our restaurants typically range from approximately 3,400 square feet to 4,000 square feet in size with indoor seating that accommodates approximately 120-140 customers, and many of our new and planned restaurants range from 4,000 square feet to 5,000 square feet. We have been building larger restaurants to address the consumer demand we have been experiencing. Additionally, many of our restaurants have patio seating, which accommodates additional customers, and we have been expanding our restaurants’ outdoor seating options. Many of our new and planned restaurants include patio seating as well as thoughtfully-designed bar/counter spaces and dedicated to-go areas. Our restaurants are characterized by distinctive exterior and interior design, color schemes, and layout, including custom designed decor and furnishings consistent with our brand imaging. We supplement our nationally consistent design with local decor elements such as paintings and other fixtures that are unique to each restaurant.

Site Selection Criteria and Approval Process

As of December 27, 2020, we operate restaurants successfully in 29 states and in a variety of commercial retail environments, of which we prefer free-standing or end cap sites in high-quality trade areas. Our track record of operating 409 existing restaurants system-wide as of December 27, 2020 furnishes us with significant insight for new site selection.

Our restaurant development team is staffed with experienced commercial real estate personnel who use site modeling analysis to identify and prioritize areas of unmet demand. Based upon these priorities, trade areas, traffic patterns, current and future commercial and residential development, competitive forces and sales transfer from existing restaurants are taken into consideration. The teams are then aided by commercial brokers with whom they prospect for potential sites with targeted characteristics for visibility, co-tenancy, access and egress, parking and square footage.

On average, new company-owned restaurant sites are typically identified and evaluated at least 18 months prior to opening. Potential sites are modeled for financial performance based upon proposed lease terms and projected sales. The financial models, together with site and architectural renderings, trade area characteristics, competitive information and proposed lease terms are presented for approval or rejection by the Company’s real estate committee comprised of senior leadership from real estate, operations, marketing, legal and finance teams.

Restaurant Management and Operations

Quality and Food Safety

We and our franchisees are focused on maintaining high food quality and food safety in each restaurant through the careful training and supervision of personnel and by following rigorous quality and cleanliness standards that have been established. Standards for food preparation and cleaning procedures are defined, monitored and maintained by our quality assurance department. We contract with third-party inspectors to regularly monitor restaurant performance through unannounced non-biased food safety assessments with program standards that meet or exceed those of local health departments. These inspections are intended to achieve active managerial control in our restaurants in an effort to reduce risk factors and maintain a strong food safety culture.

Restaurant management incentive plans provide strong motivation to meet and exceed standards. In addition, as part of our overall food quality assurance, we have a process in place to review vendors’ food safety practices to ensure they meet or exceed industry standards.

Restaurant Staff and Operations Leadership

Each restaurant operates with a staff of approximately 20 to 30 team members led by the general manager(s) of the restaurant.

Our kitchen staff begin food preparation prior to our 7:00 a.m. opening time. During a restaurant’s 7:00 a.m. to 2:30 p.m. shift, our staff focus intensely on operational execution including, among other things, gracious service, order accuracy, food preparation and “instagrammable” plating.

Applicants for restaurant positions are pre-qualified for interview through their entry of certain information into our hiring portal. We are diligent in reviewing applicants, each of whom is interviewed by the general manager in advance of hiring. We seek to staff our restaurants with employees who are friendly, service oriented, eager to prepare high-quality food and a good fit for our “You First” culture. As of December 27, 2020, we had approximately 8,000 in-restaurant and regional operations personnel. We believe we employ a smaller span of control than most other restaurant concepts which we think is a contributing factor of our sustained results and track record of success.

Training

We have a legacy of operational excellence that ensures a memorable customer experience and allows us to reliably execute new and creative meal preparations. To continue that legacy, we established a training facility at our Home Office named the F.A.R.M. Our new managers-in-training have traditionally travelled to the F.A.R.M for a week-long immersion in the processes, culture and management tools we have developed. As a result of the COVID-19 pandemic, we have temporarily moved to a remote training format, but we plan to return to the F.A.R.M. In addition, managers in training also complete a comprehensive 11-week C.A.F.E. (“Customer and Food Expert”) training program in the restaurants, alongside experienced managers. Hourly employees go through at least three days of initial on boarding training and shadowing. In the spirit of continuous development, there is also on-going in-restaurant training conducted for staff by General Managers and Directors of Operations as well as award-winning on-line training that is developed by our training department and provided through our Virtual Learning Academy. Our commitment to training and leveraging our base of veteran general managers in new restaurants ensures that all restaurants benefit from a shared culture and deliver a consistently efficient and gracious customer experience.

Franchise Program

Our existing franchised restaurant base consists of successful, experienced multi-unit restaurant operators. As a result of attractive returns on company-owned restaurants, we curtailed our franchising program in 2017 and are not extending franchise agreements to new franchisees. As of December 27, 2020, we had 17 franchisees that operated 88 restaurants. Our existing franchisees hold 41 total new restaurant development obligations as of December 27, 2020 which are required to be filled over the next five years, of which              opened during the twenty-six weeks ended June 27, 2021. Our typical agreements grant a franchisee the right to operate for an initial term of 10 years with additional renewal terms that total 10 years subject to various conditions that include upgrades to the restaurant facility and brand image. All franchise agreements grant licenses to use our trademarks, trade secrets and proprietary methods, recipes and procedures. The initial franchise fee for each restaurant is $35,000 to $40,000. Franchisees are required to pay 4.0%-4.5% of franchised restaurant sales in royalties and contribute 1%-3% of franchised restaurant sales to a system fund, which is used for advertising, marketing and public relations programs and materials on a system-wide basis.

Marketing and Advertising

We use a variety of marketing channels, including email communications, affiliate partnerships, social media interactions, digital marketing, direct mailers, public relations initiatives and local community sponsorships, promotions and partnerships, to drive brand awareness and traffic to our restaurants. We are active in the communities in which we operate, and partner with local organizations to create meaningful bonds. We focus our marketing efforts on building a connection with our customers. Additionally, we are focused on increasing our engagement with social media platforms in order to generate brand awareness and also to gather information we can then apply to future marketing efforts.

We promote our brand through our “Yeah, It’s Fresh” slogan, which is now a registered trademark. The slogan aims to deliver our message that First Watch delivers a made-to-order menu prepared with quality, fresh ingredients.

Purchasing and Distribution

Maintaining high standards of quality in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our standards and specifications from reliable suppliers. We regularly inspect vendors to ensure that products purchased conform to our standards and that prices offered are competitive. Our quality assurance department requires a third-party supplier audit or Global Food Safety Initiative certification for all food distributors and manufacturing facilities to ensure good manufacturing practices, food safety, pest control, sanitation, training, regulatory compliance and food defense systems are in place. We negotiate and contract directly with the suppliers of our food, and we contract with two distributors for delivery to our restaurants of the majority of all our food and produce. Most restaurants accept deliveries of produce at least three times per week. In the normal course of business, we evaluate bids from multiple suppliers for various products. Our most frequently used food items are bacon, coffee, eggs, avocados, potatoes and bread. We have a dedicated supply chain department to manage fluctuations in supply and prices that can significantly impact our restaurant service and profit performance.

Intellectual Property

We have registered First Watch the Daytime Cafe, You First, Yeah It’s Fresh and certain other names used by our restaurants as trademarks or service marks with the USPTO. In addition, the First Watch logo, website name and address and Facebook and Twitter accounts are our intellectual property. Our policy is to pursue and maintain registration of service marks and trademarks and to oppose vigorously any infringement or dilution of the service marks or trademarks. We maintain certain recipes for our menu items, as well as certain standards, specifications and operating procedures, as trade secrets or confidential information.

Competition

As consumers increasingly seek higher quality breakfast, brunch and lunch experiences, we believe we are well-positioned to compete with a wide range of national, regional and local establishments that operate during our hours of operation. More directly, we do not believe there is a comparable offering within our segment (at scale) and view our primary competition as a network of independent restaurants in neighborhoods across the United States.

Environmental Matters

We are subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances, and in some cases, we may have obligations imposed by indemnity provisions in our leases.

Regulation and Compliance

We are subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain food or other licenses and registrations or exemptions would adversely affect the operations of restaurants, or the ability to franchise. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions, or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area. Additionally, the COVID-19 pandemic has resulted in frequently revised state and local government regulations affecting our business beginning in March 2020, which have significantly impacted our restaurant operations and continue to do so. Such regulations govern, for example, employee leave, opening and closing of restaurants and dining rooms, sanitation practices, guest spacing within dining rooms and other social distancing practices and personal protective equipment.

The development of additional restaurants will be subject to compliance with applicable regulations, including those relating to zoning, land use, water quality and retention, and environment. We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors, among others, could delay construction and increase development costs for new restaurants.

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, exempt versus non-exempt, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. A significant portion of the hourly staff is paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage and/or changes in exempt versus non-exempt status will increase labor costs. We are also subject to the ADA, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our restaurants to make reasonable accommodations for disabled persons.

As of June 27, 2021, our alcohol menu is offered in             restaurants with clear plans to continue the expansion to all restaurants where feasible. Alcoholic beverage control regulations require each of our restaurants that will sell alcoholic beverages to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcoholic beverages manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance for restaurants that serve alcoholic beverages. We may decide not to obtain liquor licenses in certain jurisdictions due to the high costs associated with obtaining liquor licenses in such jurisdictions.

Our franchising activities are subject to the rules and regulations of the FTC and various state laws regulating the offer and sale of franchises. Substantive state laws that regulate the franchisor-franchisee relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non- competition provisions, the ability of a licensor to terminate or refuse to renew a franchise agreement and the ability of a franchisor to designate sources of supply. We believe that our franchising procedures comply in all material respects with both the FTC franchise rule and all applicable state laws regulating franchising in those states in which we have offered franchises.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors.”

Management Information Systems

All our restaurants use computerized management information systems, which we believe are scalable to support our future growth plans. These systems are designed to enable functionality, improve operating efficiencies, provide us with timely access to financial and marketing data and reduce restaurant and corporate administrative time and expense. In addition, our in-restaurant systems are used to process customer orders, credit card payments, employee time-keeping and scheduling.

Employees

As of December 27, 2020, we had more than 8,000 employees, a majority of whom were restaurant employees. None of our employees are part of a collective bargaining agreement, and we believe our relationships with our employees are satisfactory.

Legal Proceedings

We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or taken in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth the names and ages, as of December 27, 2020, of the individuals who will serve as our executive officers, key employees and members of our Board at the time of the offering.

Name	Age	Position
Christopher A. Tomasso	50	President, Chief Executive Officer and Director
Mel Hope	59	Chief Financial Officer and Treasurer
Jay Wolszczak	52	General Counsel and Secretary
Eric Hartman	49	Chief Development Officer
Laura Sorensen	48	Chief People Officer
Rob Conti	51	Senior Vice President, Technology
Matt Eisenacher	41	Senior Vice President, Brand Strategy and Innovation
Brian Fisher	53	Senior Vice President, Operations
Calum Middleton	41	Senior Vice President of Finance
Rania Khouri	47	Senior Vice President, Accounting and Financial Reporting
Lilah Rippett	62	Vice President, Purchasing and Distribution
Shane Schaibly	38	Vice President, Culinary Strategy
John Zimmermann	58	Vice President, Quality Assurance and Food Safety
Kenneth L. Pendery, Jr.	67	Director and Chairman Emeritus
Ralph Alvarez	65	Director and Chairman of the Board
Julie M.B. Bradley	52	Director
Tricia Glynn	40	Director
William Kussell	62	Director
David Mussafer	57	Director
Michael White	33	Director
Lisa Price	59	Director

Christopher A. Tomasso

Mr. Tomasso has served as a director since December 2019, and has served as our President and Chief Executive Officer since August 2017 and December 2019, respectively. Mr. Tomasso has also served as director, president and chief executive officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since October 2017, December 2015 and June 2018, respectively. In addition, Mr. Tomasso served as chief marketing officer of First Watch Restaurants, Inc. from August 2006 to December 2015.

Mr. Tomasso’s management, investment, marketing, and corporate strategy expertise make him well qualified to serve as a director.

Mel Hope

Mr. Hope has served as our Chief Financial Officer and Treasurer since December 2019. Mr. Hope has also served as chief financial officer, executive vice president and treasurer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since July 2018. Prior to joining us, Mr. Hope served as managing director and chief operating officer of Genesis Real Estate Advisers, LLC from March 2016 to August 2018 and as managing director of Blue Plate Development and Consulting, LLC from May 2014 to February 2016.

Jay Wolszczak

Mr. Wolszczak has served as our General Counsel and Secretary since December 2019. Mr. Wolszczak has also served as chief legal officer, general counsel and secretary of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since May 2018. Previously, Mr. Wolszczak served as general counsel of Hard Rock Café International (USA), Inc. from October 1997 to April 2018.

Eric Hartman

Mr. Hartman has served as Chief Development Officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since November 2016. In addition, Mr. Hartman founded the business SEVA Development Services LLC and served as its president from January 2014 to November 2016.

Laura Sorensen

Ms. Sorensen has served as Chief People Officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since August 2016. Prior to joining us, Ms. Sorensen served as chief people officer of Darden Restaurants from June 2010 to August 2016.

Rob Conti

Mr. Conti has served as Senior Vice President of Technology of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since March 2019. Prior to joining us, Mr. Conti served as the Florida manager of systems engineering of Cisco Systems, Inc. from February 2018 to March 2019 and as the chief technology officer of Holiday Retirement from August 2017 to February 2018. Prior to these positions, he served as vice president of information technology of Hard Rock Café International (USA), Inc. from June 1999 to August 2017.

Matt Eisenacher

Mr. Eisenacher has served as Senior Vice President of Brand Strategy and Innovation of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since April 2019. Prior to joining us, Mr. Eisenacher served as chief concept officer of the Piada Group from December 2013 to March 2019.

Brian Fisher

Mr. Fisher has served as Senior Vice President of Operations of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since January 2015, and as vice president of operations at First Watch Restaurants, Inc. from January 2012 to January 2015.

Calum Middleton

Mr. Middleton has served as Senior Vice President of Finance of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since January 2019. Mr. Middleton also served as vice president of finance of First Watch Restaurants, Inc. from February 2018 to January 2019 and director of financial planning & analysis of First Watch Restaurants, Inc. from March 2015 to February 2018. Prior to joining us, he served as senior vice president of financial planning and analysis and treasurer of Star2Star Communications, LLC from November 2012 to January 2015.

Rania Khouri

Ms. Khouri has served as Senior Vice President of Accounting and Financial Reporting of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since February 2021. Ms. Khouri has also served as vice president of financial reporting of First Watch Restaurants, Inc. from April 2019 to January 2021. Prior to joining us, she served as the controller and vice president of finance of Hard Rock Café International (USA), Inc. from August 2017 to May 2018. Prior to that, she served as the head of external reporting of Fiat Chrysler Automobiles N.V. from January 2015 to July 2017.

Lilah Rippett

Ms. Rippett has served as Vice President of Supply Chain of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since May 2021. Ms. Rippet has also served as Vice President of Purchasing and Distributions of First Watch Restaurants, Inc. from January 2017 to May 2021. Prior to joining us, she served as the vice president of strategic integration of Benihana, Inc. from October 2014 to October 2016.

Shane Schaibly

Mr. Schaibly has served as Vice President of Culinary Strategy of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since January 2017 and was director of culinary operations of First Watch Restaurants, Inc. from February 2014 to December 2016.

John Zimmermann

Mr. Zimmermann has served as Vice President of Quality Assurance and Food Safety of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since March 2017. Prior to joining us, Mr. Zimmermann served as regional director of food safety of Sysco Corporation from November 2015 to March 2017. He also previously served as senior director of quality assurance and food safety of Sodexo, Inc. from May 1995 to March 2017.

Kenneth L. Pendery, Jr.

Mr. Pendery has served as a director since August 2017 and as Chairman Emeritus of our Board since December 2019. He has also served as a director and executive chairman of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since October 1994 and June 2018, respectively. In addition, Mr. Pendery previously served as chief executive officer of First Watch Restaurants, Inc. from May 1999 until June 2018 and has been a key leader of First Watch Restaurants, Inc. of over 35 years.

We believe that Mr. Pendery’s broad management, investment, and corporate strategy expertise make him well qualified to serve as a director.

Ralph Alvarez

Mr. Alvarez has served as a director and as chairman since December 2019. Mr. Alvarez has served as an operating partner of Advent since July 2017. Previously, Mr. Alvarez served as the executive chairman of Skylark Co., Ltd. from January 2013 to March 2018, as a director of Realogy Holdings Corp. from August 2013 until May 2018 and as a director of Dunkin’ Brands Group from May 2012 until December 2020, and currently serves as a director of Lowe’s Companies, Inc., and Eli Lilly & Company.

We believe Mr. Alvarez’s extensive management expertise and his leadership experience on several boards of directors across multiple industries make him well qualified to serve as a director.

Julie M.B. Bradley

Ms. Bradley has served as a director since January 2020. Previously, Ms. Bradley served as chief financial officer, chief analytics officer and treasurer of TripAdvisor, Inc. from 2011 to 2015. In addition, she served as a director of Constant Contact, Inc. from 2015 to 2016. Ms. Bradley has also served as a director of Wayfair Inc.

since 2012, of Blue Apron Holdings, Inc. since 2015, of GoodRx Holdings, Inc. since August 2020 and of ContextLogic Inc. since October 2020. We believe Ms. Bradley’s extensive operational, management and leadership expertise in public companies make her well qualified to serve on our board.

Tricia Glynn

Ms. Glynn has served as a director since August 2017. Ms. Glynn has also served as a managing director of Advent since October 2016. Previously, she served as principal of Bain Capital Private Equity from August 2004 to July 2016. In addition, she has also served as a director of lululemon athletica inc. from August 2017 to June 2021 and of Burlington Stores, Inc. from August 2012 to June 2018.

We believe Ms. Glynn’s extensive management, investment, and leadership expertise in public companies make her well qualified to serve as a director.

William Kussell

Mr. Kussell has served as a director since August 2017. He has served as an operating partner of Advent since February 2010. Previously, Mr. Kussell served as chairman of the board of directors of Bojangles’, Inc. from August 2011 to January 2019, and as a director of Extended Stay America, Inc. from June 2010 until June 2016.

We believe Mr. Kussell’s extensive management expertise and his leadership experience on boards of directors across multiple industries make him well qualified to serve as a director.

David Mussafer

Mr. Mussafer has served as a director since December 2019. He has served as a managing partner of Advent since 1990. He has served as a director of Advent since 1990 and of lululemon athletica inc. since September 2014. Previously, Mr. Mussafer served as a director of Vantiv, Inc. from June 2009 to June 2015, Five Below, Inc. from October 2010 to April 2016, Charlotte Russe Holding, Inc. from October 2009 to October 2017 and Serta Simmons Holdings from October 2012 to September 2020.

We believe Mr. Mussafer’s extensive leadership expertise on the boards of several public companies across multiple industries make him well qualified to serve as a director.

Lisa Price

Ms. Price has served as a director since September 2020. She founded the business Carol’s Daughter in January 1993 and has served as an executive of Carol’s Daughter since its founding.

We believe Ms. Price’s extensive management experience and leadership expertise make her well qualified to serve as a director.

Michael White

Mr. White has served as a director since April 2019. He has served as principal of Advent since January 2021. Previously, Mr. White served as vice president of Advent from January 2019 to January 2021 and vice president of TPG Capital from August 2016 to December 2018.

We believe Mr. White’s extensive investment and management expertise make him well qualified to serve as a director.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that the total number of directors constituting our Board shall be at least one, or such larger number as may be fixed from time to time by resolution of at least a majority of directors then in office. Contemporaneously with this offering, our Board will be composed of             directors.

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with expiration staggered according to class. Class I will initially consist of             directors, Class II will initially consist of             directors and Class III will initially consist of             directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be             . The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be             . The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be             . See “Description of Capital Stock – Anti-takeover Provisions.”

Director Independence and Controlled Company Exemption

Following the completion of this offering, Advent will continue to indirectly beneficially own more than 50% of the voting power of our common stock. As a result, we will be considered a “controlled company” within the meaning of Nasdaq rules. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. On this basis, we may avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq. Accordingly, we will not be required to have a majority of “independent directors” on our Board as defined under the rules of Nasdaq nor will we have a compensation committee and a corporate governance and nominating committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the listing requirements of Nasdaq, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing. Our Board has affirmatively determined that are independent directors under the applicable rules of Nasdaq.

If at any time we cease to be a “controlled company” under the rules of Nasdaq, our Board will take all action necessary to comply with Nasdaq corporate governance rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Our Board has established an audit committee, compensation committee, and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our Board and will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. The charter of each committee will be available on our website.

Audit Committee. The primary purposes of our audit committee are to produce the annual report of the audit committee required by the rules of the SEC and assist the Board’s oversight of:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal controls over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent auditor; and

•	the performance of our internal audit function.

The audit committee is currently composed of                 ,                 ,                  and                  . Upon the consummation of this offering, and prior to the listing of our common stock, our audit committee will be composed of                 ,                 and                 .                 will serve as chair of the audit committee.                  qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that and meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable Nasdaq rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of Nasdaq.

Nominating and Corporate Governance Committee. The primary purposes of our nominating and corporate governance committee are to recommend candidates for appointment to the Board and to review the corporate governance guidelines of the Company, including:

•	identifying and screening individuals qualified to serve as directors;

•	developing, recommending to the Board and reviewing the Company’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the Board and its committees; and

•	reviewing on a regular basis the overall corporate governance of the Company and recommending improvements to the Board where appropriate.

The nominating and corporate governance committee is currently composed of             ,                          , and             .              will serve as the chair of the nominating and corporate governance committee. We intend to avail ourselves of the “controlled company” exemption under the rules of Nasdaq, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The nominating and corporate governance committee will be governed by a charter that complies with the rules of Nasdaq.

Compensation Committee. The primary purposes of our compensation committee are to produce the annual report of the compensation committee required by the rules of the SEC and to assist the Board in overseeing our employee compensation policies and practices, including:

•	determining and approving the compensation of our Chief Executive Officer and determining, approving and recommending to the Board for its approval the compensation of our other executive officers;

•	reviewing, approving, and recommending to the Board for its approval incentive compensation and equity compensation policies and programs.

The compensation committee is currently composed of             ,              and             . Upon the consummation of this offering, and prior to the listing of our common stock, our compensation committee will be composed of             ,             , and             .             will serve as chair of the compensation committee. We intend to avail ourselves of the “controlled company” exemption under the rules of Nasdaq, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee will be governed by a charter that complies with the rules of Nasdaq.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee during 2020 were             ,              and             . During 2020, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Ethics and Business Conduct

Prior to the completion of this offering, we will amend our code of business conduct and ethics that applies to all of our employees, officers, agents, consultants, representatives, affiliates, subsidiaries and anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.firstwatch.com. We intend to satisfy the disclosure requirement regarding any amendments to or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

Our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the Board, director independence, Board leadership structure, executive sessions, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to senior managers and independent advisers, Board communication with stockholders and others, standing board committees, director compensation and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to certain of our executive officers during fiscal 2020. These executive officers, who consist of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 27, 2020, the end of our last completed fiscal year, were:

•	Christopher A. Tomasso, President, Chief Executive Officer and Director

•	Mel Hope, Chief Financial Officer

•	Laura Sorensen, Chief People Officer

We refer to these individuals in this section as our “NEOs” or “named executive officers.”

Summary Compensation Table

The following table sets forth certain information regarding the total compensation awarded to, earned by or paid to our named executive officers for fiscal 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(3)	Total ($)
Christopher A. Tomasso,	2020	439,104	201,309	—	—	—	—	24,161	664,574
President, Chief Executive Officer and Director

Mel Hope,	2020	369,442	157,229	—	—	—	—	15,677	542,348
Chief Financial Officer

Laura Sorensen,	2020	372,367	158,512	—	—	—	—	18,572	549,451
Chief People Officer

(1)	Salary represents the amount earned in fiscal 2020, pursuant to the terms of each NEO’s employment agreement, respectively. See “Employee Arrangements” below.
(2)	Amount reflects the cash bonuses earned in fiscal 2020. See “Annual Cash Bonus” below.
(3)	Amount consists of the following:

Name	Life insurance premiums ($)	401(k) employer match ($)	Long term disability benefit ($)	Health insurance premiums ($)	Fitness reimbursement ($)	Executive physical services ($)	Total ($)
Christopher A. Tomasso	5,902	4,513	1,361	7,885	—	4,500	24,161
Mel Hope	900	—	2,392	7,885	—	4,500	15,677
Laura Sorensen	900	3,907	1,310	7,885	70	4,500	18,572

Narrative Discussion of the Summary Compensation Table

In fiscal 2020, we compensated our NEOs through a combination of base salary and annual cash bonuses. Our NEOs are also eligible to receive certain benefits, which include a 401(k) plan with matching contributions, life insurance, executive physical services and group health insurance, including medical, dental and vision insurance.

We did not grant equity awards to our NEOs in 2020. Historically, we granted awards of stock options to our NEOs under the 2017 Plan upon hire and in certain other circumstances. A portion of these awards are subject to time-based vesting while a portion are subject to performance-based vesting, based upon Advent’s receipt of aggregate cash amounts representing certain multiples of Advent’s invested capital (“MOIC”) and subject to the participant’s continued employment or service on the applicable vesting date. In connection with this offering, stock options subject to time-based vesting will continue to vest in accordance with their terms and a number of stock options subject to performance-based vesting will convert into stock options subject to time-based vesting determined based on the number of such options that would vest if Advent were to sell for cash the shares of our common stock held by Advent at a per share price equal to the initial public offering price. Such converted options will be eligible to vest in equal installments on the first three anniversaries of the effective date of the offering. Stock options subject to performance-based vesting that fail to convert into time-based vesting options will be forfeited in connection with this offering.

Annual Cash Bonus

The corporate employee annual incentive cash bonus plan is based in part on an EBITDA performance component. Due to the impact of COVID-19 on the Company’s business in fiscal 2020, it was determined that the previously established annual incentive cash bonus would no longer be effective to incentivize the Company’s employees. A committee of the Board therefore authorized a discretionary cash bonus equal to 65% of the NEO’s original bonus potential.

Employment Arrangements

We are currently party to employment agreements with Christopher A. Tomasso and Laura Sorensen and an offer letter with Mel Hope. The material provisions of the employment agreements and offer letter are described below.

Christopher A. Tomasso

We entered into an employment agreement with Christopher A. Tomasso (the “Tomasso Employment Agreement”) in August 2017. The Tomasso Employment Agreement provides for a one-year term beginning on August 21, 2017, with automatic one-year renewals. The Tomasso Employment Agreement provides that Mr. Tomasso will receive an annualized base salary and is eligible to participate in the Company’s annual cash bonus plan described above. Under the Tomasso Employment Agreement, our Board may, in its discretion, change the amount of Mr. Tomasso’s annualized base salary to such greater amount as it may deem appropriate.

In addition to the above, Mr. Tomasso participates in the employee benefits programs offered by us to our similarly-situated employees.

Mr. Tomasso may terminate the agreement any time with 30 days’ prior written notice, provided, however, we may accelerate Mr. Tomasso’s last day of employment to any date within the 30 day notice period without converting the resignation into anything other than a voluntary resignation. We may terminate Mr. Tomasso’s employment for death, “disability” or “cause,” as defined in the Tomasso Employment Agreement, by written notice to Mr. Tomasso. Mr. Tomasso may resign with prior written notice for any reason.

If we terminate Mr. Tomasso’s employment without “cause” or Mr. Tomasso terminates his employment for “good cause,” then we must provide Mr. Tomasso with (i) the unpaid annual base salary due for the period prior to and through the date of termination, and following submission of proper expense reports by Mr. Tomasso, reimbursement for all expenses properly incurred under the terms of the Tomasso Employment Agreement (the “Accrued Obligations”); (ii) continued payment of Mr. Tomasso’s annual base salary for a period of 12 months following the date of termination; (iii) accrued but unused vacation through the termination date; and (iv) a pro rata portion of Mr. Tomasso’s annual bonus that Mr. Tomasso would have earned for the year in which his termination occurred. These payments (other than the Accrued Obligations) are subject to Mr. Tomasso’s execution and non-revocation of a waiver and release of claims.

In the event that Mr. Tomasso’s employment is terminated due to his death or disability, we must provide Mr. Tomasso’s beneficiaries with (i) the Accrued Obligations; (ii) continued payment of Mr. Tomasso’s annual base salary for a period of six months following the date of termination; (iii) accrued but unused vacation through the termination date payable on the next regular payroll date following the termination date; and (iv) a pro rata portion of Mr. Tomasso’s annual bonus that Mr. Tomasso would have earned for the year in which his death or disability occurred.

For purposes of the Tomasso Employment Agreement, “good cause” means the occurrence of one or more of the following conditions, without Mr. Tomasso’s consent: (i) a material reduction in Mr. Tomasso’s annual base salary or annual bonus; (ii) any material diminution in Mr. Tomasso’s responsibilities; or (iii) the relocation of our headquarters more than 20 miles from the existing location; provided that any such condition will only constitute good cause if Mr. Tomasso provides us with a prior written notice of his intent to resign for good cause and we have not remedied the alleged violations within 30 days of such notice.

For purposes of the Tomasso Employment Agreement, “cause” means (i) indictment for any crime involving moral turpitude, fraud or misrepresentation or Mr. Tomasso pleading guilty or nolo contendere to, any felony or crime involving moral turpitude that is damaging to our reputation; (ii) commission of any act which is a felony; (iii) gross misconduct or fraud involving the operations of the Company; (iv) misappropriation or embezzlement of funds or property of the Company; (v) willful conduct which is materially injurious to the reputation, business or business relationships of the Company; (vi) violation of any of the provisions of the Tomasso Employment Agreement or any material Company policy or work rule; (vii) failure to follow reasonable directions or instructions by our Board, or refusal or failure to substantially perform his duties and responsibilities under the Tomasso Employment Agreement to the reasonable satisfaction of the Board.

The Tomasso Employment Agreement includes perpetual confidentiality, non-compete and mutual non-disparagement provisions, as well as provisions relating to assignment of inventions.

Mel Hope

We entered into an offer letter with Mr. Hope in July 2018. Mr. Hope is eligible to participate in the Company’s annual cash bonus plan described above. Mr. Hope is also eligible to participate in the executive health program that includes a concierge doctor. Additionally, Mr. Hope is eligible to receive cell phone reimbursement, fitness reimbursement and reimbursement for documented regular and customary professional licensing fees and expenses. If we terminate Mr. Hope’s employment without “cause,” or if Mr. Hope terminates his employment for “good reason,” then we must provide Mr. Hope with continued payment of his base salary for a period of 12 months, consistent with Company practices. These severance payments are subject to Mr. Hope’s execution and non-revocation of a waiver and release of claims.

For purposes of our arrangement with Mr. Hope, “cause” means (i) indictment for any crime involving moral turpitude, fraud or misrepresentation or Mr. Hope pleading guilty or nolo contendere to, any felony or crime involving moral turpitude that is damaging to our reputation; (ii) commission of any act which is a felony; (iii) gross misconduct or fraud involving the operations of the Company; (iv) misappropriation or embezzlement of funds or property of the Company; (v) willful conduct which is materially injurious to the reputation, business or business relationships of the Company; (vi) violation of any of the provisions of the letter agreement by which Mr. Hope accepted our offer of employment or any material Company policy or work rule; (vii) failure to follow reasonable directions or instructions by the Board, or refusal or failure to substantially perform his duties and responsibilities under the letter agreement by which Mr. Hope accepted our offer of employment to the reasonable satisfaction of the Board.

For the purposes of our arrangement with Mr. Hope, “good reason” means (i) any material diminution in his responsibilities, authorities or duties, or (ii) a relocation of more than 50 miles from his primary work location and primary residence.

Laura Sorensen

We entered into an employment agreement with Laura Sorensen (the “Sorensen Employment Agreement”) in August 2017. The Sorensen Employment Agreement provides for a one-year term beginning on August 21, 2017, with automatic one-year renewals. The Sorensen Employment Agreement provides that Ms. Sorensen will receive an annualized base salary and is eligible to participate in the Company’s annual cash bonus plan described above. Under the Sorensen Employment Agreement, our Board may, in its discretion, change the amount of Ms. Sorensen’s annualized base salary to such greater amount as it may deem appropriate.

In addition to the above, Ms. Sorensen participates in the employee benefits programs offered by us to our similarly-situated employees.

Ms. Sorensen may terminate the agreement any time with 30 days’ prior written notice, provided, however, we may accelerate Ms. Sorensen’s last day of employment to any date within the 30 day notice period without converting the resignation into anything other than a voluntary resignation. We may terminate Ms. Sorensen’s employment for death, “disability” or “cause,” as defined in the Sorensen Employment Agreement, by written notice to Ms. Sorensen. Ms. Sorensen may resign with prior written notice for any reason.

If we terminate Ms. Sorensen’s employment without “cause” or Ms. Sorensen terminates her employment for “good cause,” then we must provide Ms. Sorensen with (i) the Accrued Obligations; (ii) continued payment of Ms. Sorensen’s annual base salary for a period of 12 months following the date of termination; (iii) accrued but unused vacation through the termination date; and (iv) a pro rata portion of Ms. Sorensen’s annual bonus that Ms. Sorensen would have earned for the year in which her termination occurred. These payments (other than the Accrued Obligations) are subject to Ms. Sorensen’s execution and non-revocation of a waiver and release of claims.

In the event that Ms. Sorensen’s employment is terminated due to her death or disability, we must provide Ms. Sorensen’s beneficiaries with (i) the Accrued Obligations; (ii) continued payment of Ms. Sorensen’s annual base salary for a period of six months following the date of termination; (iii) accrued but unused vacation through the termination date payable on the next regular payroll date following the termination date; and (iv) a pro rata portion of Ms. Sorensen’s annual bonus that Ms. Sorensen would have earned for the year in which her death or disability occurred.

For purposes of the Sorensen Employment Agreement, “good cause” means the occurrence of one or more of the following conditions, without Ms. Sorensen’s consent: (i) a material reduction in Ms. Sorensen’s annual base salary or annual bonus; (ii) any material diminution in Ms. Sorensen’s responsibilities; or (iii) the relocation of our headquarters more than 20 miles from the existing location; provided that any such condition will only constitute good cause if Ms. Sorensen provides us with a prior written notice of her intent to resign for good cause and we have not remedied the alleged violations within 30 days of such notice.

For purposes of the Sorensen Employment Agreement, “cause” means (i) indictment for any crime involving moral turpitude, fraud or misrepresentation or Ms. Sorensen pleading guilty or nolo contendere to, any felony or crime involving moral turpitude that is damaging to our reputation; (ii) commission of any act which is a felony; (iii) gross misconduct or fraud involving the operations of the Company; (iv) misappropriation or embezzlement of funds or property of the Company; (v) willful conduct which is materially injurious to the reputation, business or business relationships of the Company; (vi) violation of any of the provisions of the Sorensen Employment Agreement or any material Company policy or work rule; (vii) failure to follow reasonable directions or instructions by our Board, or refusal or failure to substantially perform her duties and responsibilities under the Sorensen Employment Agreement to the reasonable satisfaction of the Board.

The Sorensen Employment Agreement includes perpetual confidentiality, non-compete and mutual non-disparagement provisions, as well as provisions relating to assignment of inventions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers as of December 27, 2020.

	Option Awards
Name	Option grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Christopher A. Tomasso	8/21/2017	31,500	21,000	52,500	100.00	8/21/2027
Mel Hope	7/30/2018	3,600	5,400	9,000	100.00	7/30/2028
	7/31/2019	700	2,800	3,500	160.00	7/31/2029
Laura Sorensen	8/21/2017	7,500	5,000	12,500	100.00	8/21/2027

The option awards represent the following: (i) 50% of the shares subject to each stock option grant are subject to the time-based vesting in equal installments on each of the first five anniversaries of the applicable grant date, subject to the participant’s continued employment or service on the applicable vesting date and (ii) 50% of the shares subject to each stock option grant are subject to performance-based vesting, based upon Advent’s receipt of aggregate cash amounts representing MOIC targets and subject to the participant’s continued employment or service on the applicable vesting date.

As described above, in connection with this offering, a number of stock options subject to performance-based vesting will convert into stock options subject to time-based vesting determined based on the number of such options that would performance vest if Advent were to sell for cash the shares of our common stock held by Advent at a per share price equal to the initial public offering price. Such converted options will be eligible to vest in equal installments on the first three anniversaries of the effective date of this offering. Stock options subject to performance-based vesting that fail to convert into time-based vesting options will be forfeited in connection with this offering.

2017 Plan

The 2017 Plan provides for the grant of options, stock appreciation rights, restricted stock, and other stock option awards to our directors, and employees, as well as to directors, and employees of any of our subsidiaries or affiliates. The maximum number of shares available for issuance to participants pursuant to awards under the 2017 Plan is 518,520. The shares available for issuance under the 2017 Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. A total of 434,473 shares of our common stock are subject to outstanding option awards under the 2017 Plan as of December 27, 2020. After the completion of this offering, we do not intend to grant any further awards under the 2017 Plan.

2021 Plan

In connection with this offering, our Board expects to adopt, and our stockholders expect to approve, a new equity incentive plan (the 2021 Plan) prior to the completion of this offering.

Potential Payments Upon Termination or Change-In-Control

Our NEOs are entitled to receive severance payments upon termination of employment as provided above in “– Employment Arrangements.” Upon a change in control, all stock options subject to time-based vesting will become fully vested and all stock options subject to performance-based vesting will vest to the extent the applicable MOIC targets are achieved.

Director Compensation

The following table sets forth information concerning the compensation of our directors (other than our CEO) for fiscal 2020. Compensation information for Mr. Tomasso is included in the “Summary Compensation Table” above. In fiscal 2020, our directors (other than Mr. Pendery and directors affiliated with Advent) received (1) an annual cash retainer of $75,000, payable in equal quarterly installments and (2) option awards. Other than as set forth in the table and described herein, during fiscal 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. We also reimburse each of our directors for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)(3)	All other compensation ($)(4)	Total ($)
Kenneth L. Pendery, Jr.	—	—	565,829	565,829
Ralph Alvarez	75,000	—	—	75,000
Julie M.B. Bradley	69,658	58,688	—	128,346
Tricia Glynn	—	—	—	—
William Kussell	75,000	—	—	75,000
David Mussafer	—	—	—	—
Michael White	—	—	—	—
Lisa Price	22,860	91,805	—	114,665

(1)	For Mses. Bradley and Price, amount reflects pro-rated amounts since commencing services as a director in fiscal 2020.
(2)

Amounts in this column represent the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718 granted to certain of our directors (other than our CEO) during fiscal 2020. For additional information regarding the calculation of this amount and related assumptions, see Note 17, Stock-Based Compensation, of the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	As of December 27, 2020, our directors (other than our CEO) held the following outstanding option awards:

Name	Option awards outstanding as of December 27, 2020
Kenneth L. Pendery, Jr.	45,000
Ralph Alvarez	20,000
Julie M.B. Bradley	6,250
Tricia Glynn	—
William Kussell	10,000
David Mussafer	—
Michael White	—
Lisa Price	6,667

(4)

For Mr. Pendery, amount includes salary ($379,536) and an annual bonus ($174,658) that Mr. Pendery received from the Company’s wholly-owned subsidiary, First Watch Restaurant, Inc. as well as life insurance premiums ($900), long term disability benefits ($460), health insurance premiums ($5,775), and executive physical services ($4,500) that we paid in fiscal 2020 on his behalf.

PRINCIPAL STOCKHOLDERS

The following table shows information as of                 , 2021 regarding the beneficial ownership of our common stock as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our named executive officers (“NEOs”); and

•	all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on shares of common stock outstanding as of                 , 2021 and                  shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or                  shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 8725 Pendery Place, Suite 201, Bradenton, FL 34201.

	Shares of common stock beneficially owned before this offering		Number of shares of common stock being offered	Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering assuming full exercise of the option to purchase additional shares
Name and address of beneficial owner	Number of shares	Percentage of shares		Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Funds managed by Advent International Corporation
NEOs and directors:
Christopher A. Tomasso
Mel Hope
Jay Wolszczak
Eric Hartman
Laura Sorensen
Kenneth L. Pendery, Jr
Ralph Alvarez
Julie M.B. Bradley
Tricia Glynn
William Kussell
David Mussafer
Michael White
Lisa Price
All Board members and executive officers as a group (13 persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Board Compensation

Prior to this offering, we paid certain of our directors $75,000 each in annual board fees for service on the board of directors of First Watch Restaurants, Inc. our wholly-owned subsidiary.

Following this offering, we expect to pay certain of our directors, the chair of the audit committee and the chair of our compensation committee.

Sale of Preferred Stock

On August 14, 2020, we entered into a subscription agreement with AI Fresh Holdings Limited Partnership (“Partnership”), pursuant to which Partnership subscribed for and received shares of our preferred stock (the “Subscription”) with an aggregate value of $38.8 million. In order to finance the Subscription, Partnership entered into a subscription agreement with Advent, pursuant to which Advent subscribed for and received newly issued Preferred Units of Partnership with an aggregate value of $38.8 million. We amended our certificate of incorporation in connection with the Subscription to provide for, among other things, preferential payments to the holders of preferred stock in the event of a liquidation or a Deemed Liquidation Event (as defined therein). Additionally, Partnership amended the Limited Partnership Agreement to provide for certain preferential rights for the holders of Preferred Units, including to receive preferential payments upon the payment of distributions to partners.

On August 14, 2020, we entered into a convertible promissory note with Advent with an initial principal amount of $1.2 million (the “Promissory Note”). The Promissory Note has since been repaid and is no longer outstanding.

Employment Agreements

We have entered into employment agreements with Christopher A. Tomasso, our President, Chief Executive Officer and Director and Laura Sorensen, our Chief People Officer. See “Executive Compensation – Employment Arrangements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. The audit committee will review all related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect, or ratify such transactions, as applicable.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Credit Facilities

On August 21, 2017, FWR Holding Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of the Company (the “Borrower”), entered into a credit agreement (as amended pursuant to the First Amendment (as defined below), the Second Amendment (as defined below), the Third Amendment (as defined below) and the Fourth Amendment (as defined below), the “Credit Agreement”), among the Borrower, AI Fresh Parent, Inc., a Delaware corporation (“Holdings”) and a wholly-owned direct subsidiary of the Company, Golub Capital Markets LLC, as administrative agent and collateral agent (the “Administrative Agent”), and the lenders from time to time party thereto, pursuant to which the lenders party thereto agreed to provide senior secured credit facilities, consisting of (i) an initial term loan facility in an original principal amount equal to $155.0 million (the “Initial Term Loan Facility” and the loans thereunder, the “Initial Term Loans”), (ii) a delayed draw term loan facility in an original principal amount equal to $50.0 million (as increased pursuant to the First Amendment and the Second Amendment, the “Initial DDTL Facility” and the loans thereunder, the “Initial Delayed Draw Term Loans”) and (iii) a revolving credit facility in an original principal amount equal to $20.0 million (the “Revolving Facility” and the loans thereunder, the “Initial Revolving Loans”; the Revolving Facility, together with the Initial Term Loan Facility and the Initial DDTL Facility, collectively, the “Senior Credit Facilities”), including a letter of credit facility with a $5.0 million sublimit. On February 28, 2019, the Borrower entered into a first amendment to Credit Agreement (the “First Amendment”), pursuant to which the lenders party thereto agreed to add additional delayed draw term loan commitments in an original principal amount equal to $50.0 million (the “First Amendment DDTL Commitments”). On December 20, 2019, the Borrower entered into a second amendment to Credit Agreement (the “Second Amendment”), pursuant to which the lenders party thereto agreed to add additional delayed draw term loan commitments in an original principal amount equal to $40.0 million (the “Second Amendment DDTL Commitments”). On April 27, 2020, the Borrower entered into a third amendment and waiver to Credit Agreement (the “Third Amendment”), pursuant to which, among other things, the lenders party thereto agreed to waive an excess borrowing under the Initial DDTL Facility as a result of a miscalculation. On August 14, 2020, the Borrower entered into a fourth amendment to Credit Agreement (the “Fourth Amendment”), pursuant to which, among other things, the lenders party thereto agreed to suspend the Leverage Financial Covenant during the Covenant Suspension Period and the Borrower agreed to an increase in the interest rate applicable to the Initial Revolving Loans and the Term Loans, which increase shall be paid in kind.

The First Amendment DDTL Commitments are fully drawn as of December 27, 2020. A total of $1.5 million of the Second Amendment DDTL Commitments are available for borrowings until December 20, 2021.

Interest Rate and Fees

Borrowings under the Senior Credit Facilities bear interest, at the Borrower’s option, at a rate per annum equal to either (a) (i) the greater of an adjusted London interbank offered rate (the “Adjusted Eurocurrency Rate”) and 1.00% plus (ii) 5.50% per annum plus (iii) the applicable payment in kind (“PIK”) rate set forth below or (b) (i) the alternate base rate (“ABR”) plus (ii) 4.50% per annum plus (iii) the applicable PIK rate set forth below. ABR is a floating rate per annum equal to the highest of (i) the federal funds effective rate plus 0.50%, (ii) to the extent ascertainable, the London interbank offered rate for a 1-month interest period on such day plus 1.00%, (iii) the rate of interest last quoted by The Wall Street Journal as the “prime rate” in the U.S. and (iv) 1.00%.

The applicable PIK rate is calculated based upon the total net leverage ratio of the Borrower and its restricted subsidiaries on a consolidated basis, as set forth below.

Level	Total Net Leverage Ratio	PIK Rate
I	> 7.00:1.00	1.50%
II	≤ 7.00:1.00 and > 6.00:1.00	0.75%
III	≤ 6.00:1.00	0.25%

The following fees are required to be paid under the Senior Credit Facilities:

•	a commitment fee to each revolving lender payable quarterly in arrears at a rate equal to 0.50% per annum applicable to such revolving lender’s unused commitments under the Revolving Facility;

•

a commitment fee to each delayed draw term loan lender payable quarterly in arrears at a rate equal to 1.00% per annum applicable to such delayed draw term loan lender’s unused commitments under the Initial Delayed Draw Term Facility;

•

a participation fee to each revolving lender payable quarterly in arrears at a rate equal to the applicable Adjusted Eurocurrency Rate margin for Initial Revolving Loans on the daily face amount of such revolving lender’s letter of credit exposure;

•

a customary fronting fee to each issuing bank payable quarterly in arrears on the daily face amount of such issuing bank’s letter of credit exposure and such issuing bank’s standard fees with respect to the issuance, amendment, renewal or extension of letters of credit or processing of drawings thereunder; and

•	an annual administrative agency fee payable to the Administrative Agent.

Voluntary Prepayments

Subject to certain notice requirements, the Borrower may voluntarily prepay outstanding loans under the Senior Credit Facilities in whole or in part without premium or penalty other than customary “breakage” costs with respect to Adjusted Eurocurrency Rate loans.

Amortization; Mandatory Prepayments; Final Maturity

The Initial Term Loans and, once drawn, the Initial Delayed Draw Term Loans (collectively, the “Term Loans”) amortize at an annual rate equal to approximately 1.00% per annum, payable in equal quarterly installments of 0.25% of the original principal amount of the Term Loans. The Initial Revolving Loans do not require amortization payments.

In addition, the Credit Agreement requires mandatory prepayments of the Term Loans with:

•

50% of excess cash flow (as such term is defined in the Credit Agreement) for each fiscal year, minus, at the Borrower’s option, the amount of any voluntary prepayment of loans under the Senior Credit Facilities (in the case of any voluntary prepayment of Initial Revolving Loans, to the extent accompanied by a permanent reduction of the related commitment), subject to other exceptions and subject to stepdowns to (i) 25% if the total net leverage ratio is less than or equal to 4.25:1.00 and greater than 3.75:1.00 and (ii) 0% if the total net leverage ratio is less than or equal to 3.75:1.00;

•	100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a threshold amount, subject to reinvestment rights and other exceptions; and

•	100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the Credit Agreement.

Loans under the Senior Credit Facilities mature on August 21, 2023.

Guarantors

The obligations of the Borrower under the Credit Agreement are guaranteed by Holdings and each wholly-owned domestic subsidiary of the Borrower, subject to certain exceptions. Certain future-formed or acquired wholly owned domestic subsidiaries of the Borrower will also be required to guarantee the obligations under the Credit Agreement.

Security

The obligations of the Borrower under the Credit Agreement are secured by first-priority security interests in substantially all of the assets of the Borrower and the guarantors, subject to permitted liens and other exceptions.

Certain Covenants; Representations and Warranties

The Credit Agreement contains customary affirmative covenants (including reporting obligations) and negative covenants and requires the Borrower to make customary representations and warranties. The negative covenants, among other things and subject to certain exceptions, limit the ability of the Borrower and certain of its subsidiaries to:

•	incur or guarantee additional indebtedness;

•	create liens;

•	pay dividends or make other distributions in respect of equity;

•	make payments in respect of subordinated debt;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	make investments, including acquisitions, loans, and advances;

•	make capital expenditures for new restaurant openings;

•	repurchase franchised unit locations;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of assets;

•	engage in transactions with affiliates;

•	materially alter the business conducted by the Borrower and certain of its subsidiaries; and

•	amend or otherwise change the terms of the documentation governing certain restricted debt.

Financial Covenants

The Credit Agreement contains a maximum leverage financial covenant, which requires the Borrower to maintain a ratio of consolidated total net debt to consolidated EBITDA (with certain adjustments as set forth in the Credit Agreement) no greater than (i) for the fiscal quarter ending on June 27, 2021, 10.00:1.00, (ii) for the fiscal quarter ending on September 26, 2021, 8.25:1.00, (iii) for the fiscal quarter ending on December 26, 2021, 7.00:1.00, (iv) for the fiscal quarter ending on March 27, 2022, 6.50:1.00 and (v) for the fiscal quarter ending on June 26, 2022 and each fiscal quarter ending thereafter, 6.00:1.00, tested as of the last day of each fiscal quarter and determined on the basis of the four most recently ended fiscal quarters of the Borrower for which financial statements have been delivered pursuant to the Credit Agreement (except with respect to consolidated EBITDA for the four fiscal quarter periods ending June 27, 2021, September 26, 2021 and December 26, 2021, which will be determined by annualizing consolidated EBITDA (i.e., (a) consolidated EBITDA for the four fiscal quarter period ending June 27, 2021 shall equal consolidated EBITDA for the fiscal quarter ending June 27, 2021 multiplied by four, (b) consolidated EBITDA for the four fiscal quarter period ending September 26, 2021 shall equal consolidated EBITDA for the fiscal quarter ending June 27, 2021 plus consolidated EBITDA for the fiscal quarter ending September 26, 2021 multiplied by two, and (c) consolidated EBITDA for the four fiscal quarter period ending December 26, 2021 shall equal consolidated EBITDA for the fiscal quarter ending June 27, 2021 plus consolidated EBITDA for the fiscal quarter ending September 26, 2021 plus consolidated EBITDA for the fiscal quarter ending December 26, 2021 multiplied by 4/3)), subject to customary “equity cure” rights.

The Credit Agreement also contains a minimum liquidity covenant, which requires the Borrower to maintain liquidity (consisting of the unrestricted cash of the Borrower and its subsidiaries and the undrawn amount of commitments under the Initial Revolving Facility) of not less than $10.0 million, tested on the 15th and last calendar day of each calendar month, for the period commencing on August 14, 2020 and ending on the first date on or after June 27, 2021 on which a compliance certificate is delivered to the Administrative Agent demonstrating compliance with the reinstated Leverage Financial Covenant. The minimum liquidity covenant is also subject to customary “equity cure” rights.

Events of Default

The Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral and change of control. If an event of default occurs, the lenders would be entitled to take various actions, including acceleration of the loans and termination of the commitments under the Credit Agreement, foreclosure on collateral and all other remedial actions available to a secured creditor. Bankruptcy events and the failure to pay certain amounts owing under the Credit Agreement may result in an increased interest rate equal to 2.00% per annum plus, in the case of overdue principal or interest of any loan or unreimbursed letter of credit disbursement, the rate of interest otherwise applicable to the relevant loan or letter of credit disbursement or, in the case of any other amount, the rate applicable to Initial Revolving Loans that bear interest by reference to the ABR.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock shall consist of                  shares of common stock, par value $0.01 per share and                  shares of preferred stock, par value $0.01 per share. Following the consummation of this offering, shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

At any meeting of stockholders at which directors are to be elected, directors will be elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation, our bylaws or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or represented by proxy at the meeting and voting on the subject matter.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Registration Rights

Certain of our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders agreement.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. There will be no redemption, conversion or sinking fund provisions applicable to our common stock. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The Company issued 266,667 shares of preferred stock, par value $0.01 per share, to existing stockholders, including Advent, directors and executive officers, on August 14, 2020, and such shares will convert into              shares of our common stock immediately prior to the completion of this offering.

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board of Directors

Our Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that a director may be removed by the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, and only for cause so long as our Board is classified. Any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may be filled only by vote of a majority of our directors then in office. Our classified Board could have the effect of delaying or discouraging an acquisition of us or a change in our management. See “Risk Factors – Risks Related to Our Company and Organizational Structure – Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.”

Special Meetings of Stockholders and Advance Notice Requirements for Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board, the Chairperson of our Board or the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at an annual or special meeting other than as specified in the notice for such meeting or otherwise brought before the meeting by or at the direction of the Board or a duly authorized committee or authorized officer to whom the Board or committee delegated such authority. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that after the time that Advent collectively owns less than 50.01% of our then outstanding common stock, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL and will provide that Advent, their respective affiliates or successors, their transferees, and any group as to which such persons are party do not constitute interested stockholders for purposes of these provisions for so long as they collectively own, directly or indirectly, 10% or more of the voting power of our then outstanding shares of voting stock. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the classification of the Board, the removal of directors, director vacancies, special meetings or the amendment of certain provisions of our amended and restated bylaws or amended and restated certificate of incorporation, thereafter be approved by at least         % of the voting power of our then outstanding shares entitled to vote generally in the election of directors. For so long as Advent beneficially owns 10% or more of our then outstanding common stock entitled to vote generally in the election of directors, any amendment to provisions regarding Section 203 of the DGCL or corporate opportunities must also receive Advent’s prior written consent. Our amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (y) by the affirmative vote of at least         % of the voting power of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, without further action by our Board.

Renouncement of Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, except as may be expressly agreed in writing between our company and Advent, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to and that may be a business opportunity for Advent or any of its managers, officers, directors, agents stockholders, members, partners, affiliates, and subsidiaries (other than our company and its subsidiaries) (“Exempted Persons”), even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such Exempted Persons will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. None of the Exempted Persons or their representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries. In addition, for so long as Advent and its affiliates beneficially own at least 10% of our then outstanding common stock entitled to vote generally in the election of directors, any amendment, alteration, addition, repeal, revision of provisions related to the “Renouncement of Corporate Opportunity” or adoption of any provision inconsistent with such provisions shall require Advent’s prior written consent.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Additionally, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder. This provision will not apply to claims arising under the Exchange Act or the rules and regulations promulgated thereunder, but will specify that nothing in the provision will preclude or contract the scope of exclusive federal jurisdiction for claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “FWRG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have                 shares of our common stock outstanding (or                 shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,                 shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

In addition, following the expiration of the lock-up period, we expect that certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                 shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                 shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined herein) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders (as defined herein) who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are a holder who is subject to special treatment under U.S. federal income tax laws, such as certain financial institutions or financial services entities, insurance companies, tax-exempt entities or governmental organizations, tax-qualified retirement plans, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, persons who have elected to mark securities to market, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners thereof), foreign branches, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address estate or gift taxes, the alternative minimum tax, the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, or foreign income and other tax laws or tax treaties.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership or other pass-through entity, and any partner in such a partnership or owner of such a pass-through entity, holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.

Distributions on Common Stock

Although we do not currently anticipate doing so in the foreseeable future (as discussed in the section entitled “Dividend Policy”), if we do pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “– Dispositions of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate, subject to the discussion below regarding effectively connected income. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide the applicable withholding agent with a valid IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. Such effectively connected dividends, although generally not subject to withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S.

holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply),

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses), or

•

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to a disposition of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. You should consult your tax advisor about the consequences that could result if we have been, are or become a USRPHC.

If any gain from the sale, exchange or other disposition of our common stock (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected gain realized by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends

(including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed under FATCA may also apply to gross proceeds from the sale or other disposition of domestic corporate stock (including our stock); although, under proposed U.S. Treasury regulations published on December 18, 2018, no withholding would apply to such gross proceeds. The preamble to such proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. An intergovernmental agreement between the United States and an applicable foreign jurisdiction may modify these requirements. Accordingly, the entity through which our common stock is held may affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS, INTERGOVERNMENTAL AGREEMENTS OR TAX TREATIES.

UNDERWRITING

BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Jefferies LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount up to $                .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Stock Exchange Listing

We expect the shares to be approved for listing on Nasdaq, subject to notice of issuance, under the symbol “FWRG.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an exempt offer (“Exempt Offer”) in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements as of December 27, 2020 and December 29, 2019 and for each of the two years in the period ended December 27, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with the offering, PricewaterhouseCoopers LLP (“PwC”) completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and PCAOB independence rules for the audit period commencing December 31, 2018. PwC informed the Company that, commencing in February 2020 and continuing through June 2020, a PwC member firm was engaged to provide permissible tax compliance services to a portfolio company controlled by Advent, which currently is the majority equity holder of the Company, pursuant to a contingent fee of approximately $40,000. The existence of the contingent fee is not in accordance with the SEC and PCAOB auditor independence rules.

PwC provided an overview of the facts and circumstances surrounding the contingent fee arrangement to our audit committee and management, including the entity involved, the fees earned and other relevant factors. Considering the facts presented, our audit committee and PwC have concluded that the contingent fee would not impair PwC’s application of objective and impartial judgment on any matters encompassed within the audit engagement performed by PwC for our financial statements as of and for the fiscal year ended December 27, 2020, and that no reasonable investor would conclude otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

FIRST WATCH RESTAURANT GROUP, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Watch Restaurant Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Watch Restaurant Group, Inc. and its subsidiaries (the “Company”) as of December 27, 2020 and December 29, 2019, and the related consolidated statements of operations and comprehensive loss, of equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2020 and December 29, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

April 23, 2021

We have served as the Company’s auditor since 1999.

FIRST WATCH RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	DECEMBER 27, 2020	DECEMBER 29, 2019
Assets
Current assets:
Cash and cash equivalents	$38,846	$11,121
Restricted cash	251	—
Accounts receivable	3,915	5,741
Inventory	2,915	2,711
Prepaid expenses	2,490	3,109
Deferred offering costs	—	1,307
Other current assets	621	253

Total current assets	49,038	24,242
Goodwill	345,219	345,219
Intangible assets, net	143,662	144,558
Operating lease right-of-use assets	307,558	302,513
Property, fixtures and equipment, net	160,744	164,334
Other long-term assets	1,291	1,214

Total assets	$1,007,512	$982,080

Liabilities and Equity
Current liabilities:
Accounts payable	$4,220	$5,086
Accrued liabilities	13,482	19,144
Accrued compensation and deferred payroll taxes	10,856	11,260
Deferred revenues	4,273	7,119
Current portion of operating lease liabilities	40,111	27,436
Current portion of long-term debt	3,590	2,972

Total current liabilities	76,532	73,017
Operating lease liabilities	307,802	295,632
Long-term debt, net	286,400	250,397
Deferred income taxes	10,313	30,304
Deferred payroll taxes	3,333	—
Other long-term liabilities	2,266	2,933

Total liabilities	686,646	652,283
Commitments and contingencies (Note 18)
Equity:
Preferred stock; $0.01 par value; 266,667 shares authorized, issued and outstanding	3	—
Common stock; $0.01 par value; 4,588,667 shares authorized and 3,802,481 shares issued and outstanding at December 27, 2020; 4,321,000 shares authorized and 3,802,481 shares issued and outstanding at December 29, 2019	38	38
Additional paid-in capital	423,757	383,010
Accumulated deficit	(102,932)	(53,251)

Total equity	320,866	329,797

Total liabilities and equity	$1,007,512	$982,080

The accompanying notes are an integral part of these consolidated financial statements.

FIRST WATCH RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	FISCAL YEAR
	2020	2019
Revenues:
Restaurant sales	$337,433	$429,309
Franchise revenues	4,955	7,064

Total revenues	342,388	436,373

Operating costs and expenses:
Restaurant operating expenses (exclusive of depreciation and amortization shown below):
Cost of sales	76,975	100,689
Labor and other related expenses	120,380	148,537
Other restaurant operating expenses	63,776	59,402
Occupancy expenses	51,375	46,151
General and administrative expenses	46,322	55,818
Depreciation and amortization	30,725	28,027
Impairments and loss on disposal of assets	315	33,596
Transaction (income) expenses, net	(258)	1,709

Total operating costs and expenses	389,610	473,929

Loss from operations	(47,222)	(37,556)
Interest expense	(22,815)	(20,080)
Other income (expense), net	483	(255)

Loss before income tax benefit	(69,554)	(57,891)
Income tax benefit	19,873	12,419

Net loss and total comprehensive loss	(49,681)	(45,472)
Less: Net loss attributable to non-controlling interest	—	(33)

Net loss and comprehensive loss attributable to First Watch Restaurant Group, Inc.	$(49,681)	$(45,439)

Net loss per common share attributable to First Watch Restaurant Group, Inc. - basic and diluted	$(13.07)	$(11.95)
Weighted average number of common shares outstanding - basic and diluted	3,802,481	3,802,481

The accompanying notes are an integral part of these consolidated financial statements.

FIRST WATCH RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Equity Attributable to First Watch Restaurant Group, Inc.	Non- controlling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at December 30, 2018	—	$—	3,802,481	$38	$382,077	$(7,691)	$374,424	$250	$374,674
Net loss	—	—	—	—	—	(45,439)	(45,439)	(33)	(45,472)
Stock-based compensation	—	—	—	—	1,160	—	1,160	—	1,160
Acquisition of non- controlling interest	—	—	—	—	(227)	—	(227)	(217)	(444)
Adoption - lease standard (ASC 842)	—	—	—	—	—	(121)	(121)	—	(121)

Balance at December 29, 2019	—	$—	3,802,481	$38	$383,010	$(53,251)	$329,797	$—	$329,797
Share issuance	266,667	3	—	—	39,997	—	40,000	—	40,000
Net loss	—	—	—	—	—	(49,681)	(49,681)	—	(49,681)
Stock-based compensation	—	—	—	—	750	—	750	—	750

Balance at December 27, 2020	266,667	$3	3,802,481	$38	$423,757	$(102,932)	$320,866	$—	$320,866

The accompanying notes are an integral part of these consolidated financial statements.

FIRST WATCH RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	FISCAL YEAR
	2020	2019
Cash flows from operating activities:
Net loss	$(49,681)	$(45,472)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	30,725	28,027
Deferred income taxes	(19,991)	(12,558)
Non-cash operating lease costs	11,727	10,772
Amortization of debt discount and deferred issuance costs	1,282	1,128
Impairments and loss on disposal of assets	315	33,596
Stock-based compensation	750	1,160
Settlement gains from acquisitions	—	(160)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	1,826	(3,192)
Inventory	(203)	(439)
Prepaid expenses	619	(439)
Deferred offering costs	1,307	—
Other assets, current and long-term	(446)	(1,094)
Accounts payable	(866)	(740)
Accrued liabilities	(3,670)	5,566
Accrued compensation and deferred payroll taxes, current and long-term	2,929	643
Deferred revenues, current and long-term	(3,060)	2,024
Operating lease liabilities	8,073	3,101
Other liabilities	—	(458)

Net cash (used in) provided by operating activities	(18,364)	21,465

Cash flows from investing activities:
Capital expenditures	(26,749)	(59,169)
Purchase of intangible assets	(225)	—
Acquisitions, net of cash acquired	—	(22,770)
Acquisition of non-controlling interest	—	(450)

Net cash used in investing activities	(26,974)	(82,389)

Cash flows from financing activities:
Proceeds from preferred stock issuance	40,000	—
Proceeds from issuance of long-term debt	54,600	50,000
Repayments of long-term debt	(3,947)	(2,099)
Proceeds from borrowings on revolving credit facility	22,000	42,000
Repayments of borrowings on revolving credit facility	(39,000)	(32,500)
Payment of debt issuance costs	—	(915)
Finance lease payments	(339)	(500)
Contingent consideration payment	—	(225)

Net cash provided by financing activities	73,314	55,761

Net increase (decrease) in cash and cash equivalents and restricted cash	27,976	(5,163)
Cash and cash equivalents and restricted cash:
Beginning of year	11,121	16,284

End of year	$39,097	$11,121

The accompanying notes are an integral part of these consolidated financial statements.

FIRST WATCH RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(IN THOUSANDS)

	FISCAL YEAR
	2020	2019
Supplemental cash flow information:
Cash paid for interest	$19,821	$18,929
Cash paid for income taxes, net of refunds	$163	$152
Supplemental disclosures of non-cash investing and financing activities:
Interest converted to long-term debt	$1,583	$—
Leased assets obtained in exchange for new operating lease liabilities	$21,333	$70,355
Remeasurements of operating lease assets and lease liabilities	$(3,850)	$134
Terminations of operating lease liabilities	$(711)	$(3,293)
Leased assets obtained in exchange for new finance lease liabilities	$277	$2,666
Remeasurements of finance leased assets and lease liabilities	$164	$—
Change in liabilities from acquisition of property, fixtures and equipment	$(860)	$210

The accompanying notes are an integral part of these consolidated financial statements.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business and Organization

First Watch Restaurant Group, Inc. (collectively with its wholly-owned subsidiaries, “the Company”, or “Management”) is a Delaware holding company. On December 20, 2019, the name of the Company was changed from AI Fresh Super Holdco, Inc. to First Watch Restaurant Group, Inc. Effective August 21, 2017, the Company’s outstanding stock was purchased for $530.0 million by funds affiliated with or managed by Advent International Corporation (the “Advent Acquisition”).

The Company operates and franchises restaurants in 29 states operating under the “First Watch” trade name which prepare and serve made-to-order breakfast, brunch and lunch. The Company does not operate outside of the United States and all of its assets are located in the United States.

The Company operates restaurants through its wholly owned subsidiary, First Watch Restaurants, Inc., and is a franchisor through its wholly owned subsidiary, First Watch Franchise Development Co. As of December 27, 2020, the Company operated 321 company-owned restaurants and 88 franchised restaurants. As of December 29, 2019, the Company operated 299 company-owned restaurants and 69 franchised restaurants.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company operates on a 52- or 53-week fiscal year which ends on the last Sunday of the calendar year. The fiscal years ended December 27, 2020 (“Fiscal 2020”) and December 29, 2019 (“Fiscal 2019”) each included 52 weeks of operations.

Comprehensive income (loss) is a measure of net income (loss) and all other changes in equity that result from transactions other than with equity holders, and would normally be recorded in the Consolidated Statements of Equity and the Consolidated Statements of Comprehensive Income (Loss). The Company does not have any components of other comprehensive income (loss) recorded within its consolidated financial statements. Accordingly, there is no difference between net loss and comprehensive loss.

Reclassifications

The Company reclassified certain items in the consolidated financial statements for the prior period to be comparable with the classification for the current period. These reclassifications are related to the disaggregation of certain balances, including supplemental disclosures of non-cash investing and finance activities and disclosures in the notes to the consolidated financial statements.

Correction of an Error in Fiscal 2019

Management identified an error relating to the valuation allowance for deferred tax assets in a prior period. Management excluded indefinite deferred tax liabilities, commonly referred to as “naked credits,” in measuring the appropriate full valuation allowance amount. However, an incorrect value for the goodwill deferred tax liability was utilized in calculating the valuation allowance in a prior period. The error was corrected in Fiscal 2019. This out-of-period adjustment resulted in an increase of approximately $1.4 million in income tax benefit on the Consolidated Statements of Operations and Comprehensive Loss for Fiscal 2019 and a related decrease to deferred income taxes on the Consolidated Balance Sheet as of December 29, 2019. Management assessed the materiality of this error on the previously issued consolidated financial statements and concluded that the error was not material to any of the previously issued

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

consolidated financial statements and the impact of correcting the error in Fiscal 2019 is not material to the consolidated financial statements as of and for the fiscal year ended December 29, 2019.

COVID-19 Global Pandemic

In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The Company experienced a significant reduction in guest traffic at its restaurants due to changes in consumer behavior as public health officials encouraged social distancing and state and local governments mandated restrictions including suspension of dine-in operations, reduced restaurant seating capacity, table spacing requirements and additional physical barriers. On April 13, 2020, to help ensure the safety of its employees, Management temporarily suspended all operations at the company-owned restaurants. In June 2020, substantially all of the company-owned restaurants were reopened in compliance with state and local capacity restrictions.

The COVID-19 pandemic is not eradicated and the extent to which COVID-19 may continue to impact the Company’s business and its customers is uncertain. The consolidated financial statements include estimates and judgments and there may be changes to those estimates in future periods as a result of the COVID-19 pandemic.

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of its wholly owned subsidiaries. In Fiscal 2019, the Company’s consolidated financial statements included the accounts of its majority-owned subsidiary, TFW-NC, LLC, (“TFW”), in which the Company owned more than 50% of the voting shares and had a controlling financial interest. During Fiscal 2019, the Company acquired the remaining interest in TFW (see Note 12, Acquisitions, for additional information). All intercompany transactions and balances have been eliminated in consolidation.

The Company does not hold ownership interests in any franchisee and does not provide financial support to franchisees. As a result, the Company’s franchise relationships are not variable interest entities and are not consolidated.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Segment Reporting

Management determined the Company’s single operating segment on the basis that the Company’s Chief Operating Decision Maker (the “CODM”), the Chief Executive Officer, assesses performance and allocates resources at the Company’s consolidated level. The Company does not have any customer that represents more than 10% of total revenues for the periods presented.

Business Combinations

The Company’s business combinations are accounted for using the purchase method of accounting. The consideration transferred in a business combination, identifiable assets acquired and liabilities assumed are measured at fair value as of the date of the acquisition. Goodwill is recognized for the amount by which

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the purchase consideration exceeds the fair values of the net assets acquired. Costs incurred in connection with business combinations are expensed as incurred.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable inputs and the last is considered unobservable. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Observable inputs available other than quoted prices included in Level 1

Level 3	Unobservable inputs based on assumptions that cannot be determined by observable market data

The carrying amounts of the Company’s financial instruments, including cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short-term maturities.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less. Amounts receivable from credit card processors are considered cash equivalents because they are highly liquid and are typically converted to cash within three business days.

Amounts included in restricted cash represent those required to be set aside by a contractual agreement for the settlement of insurance claims.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of market and credit risk, are cash and cash equivalents and restricted cash. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses to date as a result of these risks. Management periodically assesses the quality of the financial institutions and believes that the risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable consist primarily of receivables from franchisees, receivables from off-premise third- party service providers, receivables from gift card sales and vendor rebates. The Company believes all amounts to be collectible based on a variety of factors it evaluates, including historical experience, current economic conditions, and other factors. Accordingly, no allowance for credit losses or doubtful accounts has been recorded as of December 27, 2020 and December 29, 2019.

Inventory

Inventory consists primarily of food and beverage costs and is stated at the lower of cost (determined by the first-in, first-out method) or net realizable value. No adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and utilization of inventory.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Leases

The Company’s restaurant facilities, corporate offices and certain restaurant equipment are leased under various agreements having initial terms expiring between 2021 and 2032. Restaurant facility leases generally have renewal periods of five to 20 years, exercisable at the option of the Company. At the commencement of each lease, an evaluation is performed to determine whether (i) the contract involves the use of property or equipment, (ii) the Company controls the use of the asset and (iii) the Company has the right to direct the use of the asset. Upon possession of a leased asset, Management determines the classification of the related lease contract as an operating or finance lease. The majority of the Company’s real estate leases are classified as operating leases and the majority of the Company’s equipment leases are classified as finance leases.

For operating leases with lease terms greater than twelve months, a lease liability is recognized for future fixed lease payments and a corresponding right-of-use asset is recognized representing the Company’s right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term using the Company’s incremental borrowing rate as there are no implicit rates provided in the lease contracts. The Company’s incremental borrowing rate is based on a market yield implied by the Company’s outstanding secured term loans interpolated for various maturities using the Company’s synthetic credit rating, which was determined using a regression analysis of rated publicly-traded comparable companies and their financial data. Lease expense, which includes the effects of free rent periods and rent escalation clauses within certain of the Company’s leases, is recognized on a straight-line basis over the lease term within Occupancy expenses. Tenant improvement allowances are amortized on a straight-line basis over the term of the lease as a reduction of lease expense. The lease term, which commences on the date the Company has the right to control the use of the property, includes the Company’s options to extend the lease to the extent it is reasonably certain that the extension options will be exercised.

Leases with indexed rent escalation clauses are recorded using the index that existed at lease commencement or upon the latest modification requiring remeasurement. Subsequent changes in the index are recorded as variable lease expense. Contingent rent payments which are based on a percentage of sales for certain restaurant facilities are recorded as variable lease expense when the Company determines that such sales levels will be achieved. In addition to fixed lease payments, certain of the Company’s real estate leases also require payment of a proportionate share of property taxes, insurance and maintenance costs, which are recorded as variable lease expense. Variable lease expense is recorded within Occupancy expenses and future variable rent obligations are not included within the lease liabilities on the Consolidated Balance Sheets.

The operating lease right-of-use asset is measured at the amount of the lease liability with adjustments for (i) rent prepayments made prior to or at lease commencement, (ii) landlord incentives and (iii) favorable and unfavorable leasehold positions. The depreciable life of an operating lease right-of-use asset is limited by the expected lease term. None of the Company’s leases contain any material residual value guarantees or material restrictive covenants.

Fixed lease and non-lease components of the Company’s restaurant facility leases are accounted for as a single lease component. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets, however, they are recognized on a straight-line basis over the lease term within Other restaurant operating expenses and Occupancy expenses.

In Fiscal 2020, Management renegotiated numerous lease agreements that primarily resulted in rent abatements or rent deferrals during the period of the closures of the Company-owned restaurants as a result of COVID-19. In April 2020, the Financial Accounting Standards Board (the “FASB”) issued a question

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

and answer document focused on the application of lease accounting guidance to lease concessions provided as a result of COVID-19 (the “Lease Modification Q&A”). The Lease Modification Q&A provides entities with the option to elect to account for lease concessions, primarily rent deferrals or rent abatements, as though the enforceable rights and obligations existed in the original lease when the total cash flows resulting from the modified lease are substantially similar to the cash flows in the original lease. Management elected this practical expedient for COVID-19 related rent concessions and has elected to remeasure the lease liability using the original discount rate with a corresponding adjustment to the right-of- use asset. Rent deferrals increase the lease liability and right-of use asset until amounts are paid with no impact to lease expense. Rent abatements are recognized on a straight-line basis over the respective remaining lease term.

Finance lease liabilities and corresponding finance lease assets are recognized at an amount equal to the present value of the minimum lease payments over the expected lease term. The amortization of finance lease assets is recognized over the shorter of the lease term or useful life of the underlying asset within Depreciation and amortization. The interest expense related to finance leases, including any variable lease payments, is recognized in Interest expense. Finance lease assets are classified in Property, fixtures and equipment, net and current maturities and long-term portions of finance lease liabilities are classified within Current portion of long-term debt and Long-term debt, net, respectively, on the Consolidated Balance Sheets.

Property, Fixtures and Equipment

Property, fixtures and equipment, including capitalized software, are stated at cost less accumulated depreciation. Refurbishments and improvements that increase the productive capacity or extend the useful life of assets are capitalized and depreciated over their estimated useful lives. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of their useful life or the expected lease term. The carrying amount of assets sold, replaced or retired and the related accumulated depreciation are eliminated at the time of disposal and any resulting gains and losses on disposal are recognized in the Consolidated Statements of Operations and Comprehensive Loss.

Direct internal costs associated with the acquisition, development, design and construction of company- owned restaurants are capitalized as these costs have a future benefit to the Company. Upon restaurant opening, these costs are depreciated and recorded in Depreciation and amortization. Direct internal costs of $0.4 million and $0.3 million were capitalized in Fiscal 2020 and Fiscal 2019, respectively.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and land improvements	30 to 40 years
Leasehold improvements	3 to 20 years
Furniture and fixtures	2 to 10 years
Equipment (including capitalized software)	2 to 15 years
Vehicles	3 to 10 years

Goodwill and Indefinite-lived Intangible Assets

Goodwill and indefinite-lived intangible assets, which consist of the Company’s registered trademarks, trade names, domains and liquor licenses are evaluated for impairment annually on the first day of the fourth quarter of the fiscal year, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has one reporting unit for goodwill impairment testing purposes.

Management may elect to perform a qualitative assessment to determine whether it is more likely than not that the reporting unit and/or asset group is impaired. If the qualitative assessment is not performed, or if

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

it is not more likely than not that the estimated fair value of the reporting unit and indefinite-lived intangible assets exceeds the respective carrying value, a quantitative analysis is required.

Management’s quantitative assessment for determining the fair value of the reporting unit uses a blend of the market capitalization approach and the income approach. The market capitalization approach uses Management’s selection of peer companies to estimate fair value. The income approach uses the discounted cash flow method estimating future cash flow, sales and traffic growth rates, operating margins, and new restaurant openings, each of which are inputs that fall within Level 3 of the fair value hierarchy.

The fair value of the indefinite-lived intangibles is determined through a relief from royalty method using certain unobservable inputs that fall within Level 3 of the fair value hierarchy.

The respective carrying values are compared to the related estimated fair values and an impairment loss is recognized in an amount equal to the excess of the carrying value over estimated fair value.

Definite-lived Intangible Assets

Intangible assets with definite lives consist of franchise rights which arose from the purchase price allocation in connection with the Advent Acquisition and also include reacquired rights from the Company’s acquisitions of franchised restaurants. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

When evaluating the carrying amount for recoverability, the total future undiscounted net cash flows expected to be generated by the asset are compared to the carrying amount. If the total future undiscounted net cash flows are less than the carrying amount, this may be an indicator of impairment. An impairment loss is recognized when the asset’s carrying value exceeds its estimated fair value. Fair value is generally estimated using a discounted cash flow model using unobservable inputs that fall within Level 3 of the fair value hierarchy.

Impairment Assessment of Long-lived Assets

Long-lived assets deployed at company-owned restaurants include (i) property, fixtures and equipment, (ii) operating lease right-of-use asset, net of the related operating lease liability and (iii) reacquired rights to the extent the restaurant had been previously acquired by the Company.

When circumstances indicate that the carrying value may not be recoverable, an evaluation for impairment is performed at the lowest level of identifiable cash flows, which is at the individual restaurant level. If the total future undiscounted net cash flows are less than the carrying value of the long-lived assets at the individual restaurant level, the fair value is determined based on discounted future net cash flows expected to result from the use and eventual disposition of the assets, which are unobservable inputs that fall within Level 3 of the fair value hierarchy. An impairment loss is recognized in an amount equal to the excess of the carrying value over the estimated fair value.

Self-Insurance Reserves

The Company is self-insured primarily for employee group health claims and for workers’ compensation in Ohio. The Company holds stop-loss insurance which funds individual health claims in excess of $105,000 per occurrence and workers’ compensation claims in Ohio in excess of $450,000 per occurrence annually. The Consolidated Statements of Operations and Comprehensive Loss include expenses related to the costs of claims reported and an estimate of claims incurred but not reported. A liability of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

$1.3 million and $1.5 million for estimated unpaid claims is recorded within Accrued liabilities as of December 27, 2020 and December 29, 2019, respectively.

Revenue Recognition

Revenues from food and beverage sales are reported, net of discounts and taxes. For in-restaurant dining and take-out sales, revenues are recognized when payment is tendered. For delivery sales made through the Company’s mobile application and website, the Company controls the delivery services and recognizes revenue, including delivery fees, when the delivery partner transfers the food and beverage to the customer. With respect to sales made through the delivery partner’s mobile application or website, the Company recognizes revenue, excluding delivery fees collected by the delivery partner, when control of the food and beverage is transferred to the delivery partner. Payment is received from the delivery partner subsequent to the transfer of food and beverage and the payment terms are short-term.

Franchise revenues include initial franchise fees and ongoing sales-based royalty and system fund contributions, which are used for advertising, marketing and public relations programs and materials. The license granted to develop and operate a restaurant is the distinct performance obligation that is transferred to the franchisee. Ancillary promised services, such as training, which are not considered distinct within the context of the franchise agreement, are combined with the franchise license and are considered one distinct performance obligation. Payments for initial franchise fees are received either upon execution of the franchise agreement and/or upon opening of the restaurant. These payments are deferred and recognized as revenue throughout the contractual term of the related franchise agreement. Unamortized deferred franchise fees are recognized as revenue upon the termination of franchise agreements with franchisees. The short-term and long-term unamortized portion of these liabilities are included in Deferred revenues and in Other long-term liabilities, respectively.

Royalty and system fund contributions from franchisees are based on a percentage of sales and are recognized as revenue in the period the sales occurred.

Gift cards are sold at restaurants and certain retail venues. Deferred revenues includes liabilities established for the value of the gift cards when sold. Revenue is recognized from gift card sales upon redemption by the customer. Management estimates the amount of gift cards for which the likelihood of redemption is remote, referred to as the “breakage factor”, using historical gift card redemption patterns. The estimated breakage, less an administrative fee, is recognized over the expected period of redemption as the remaining gift card values are redeemed, which is generally over a period of two years. Utilizing this method, Management estimates both the breakage and the time period of redemption. If actual redemption patterns vary from these estimates, actual gift card breakage income may differ from the amounts recorded. Estimates of the redemption period and breakage rate applied are updated periodically. Gift card liabilities are included in Deferred revenues.

Cost of Sales

Cost of sales is primarily comprised of food and beverage costs. The components of cost of sales fluctuate directly with sales volumes and are impacted by changes in commodity prices or promotional activities.

Pre-opening Expenses

Other restaurant operating expenses and Occupancy expenses include pre-opening expenses which are costs incurred to open new restaurants. These costs consist of manager salaries, recruiting expenses,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

employee payroll, training and marketing costs, as well as lease expense recorded during the period between the date of possession of the restaurant facility and the restaurant opening date. Pre-opening expenses are recognized in the period in which the expense is incurred and totaled $3.9 million and $5.8 million during Fiscal 2020 and Fiscal 2019, respectively.

Consideration Received from Vendors

The Company receives consideration from certain vendors for volume rebates and advertising allowances. Volume rebates are accounted for as an adjustment to the cost of the vendors’ products. Advertising allowances are intended to offset the Company’s costs of advertising and promotions and are recorded as a reduction of General and administrative expenses when recognized.

Advertising Costs

Advertising costs are recognized as incurred or, in the case of advertisements, when the advertisement occurs. Advertising costs were $3.3 million and $4.4 million during Fiscal 2020 and Fiscal 2019, respectively, and are included in General and administrative expenses and in Other restaurant operating expenses.

Debt Issuance Costs

Debt discount and deferred issuance costs incurred in connection with the issuance of long-term debt are recorded as reductions of long-term debt and are amortized over the term of the related debt. Amortization expense of debt discount and deferred issuance costs is included in Interest expense.

Income Taxes

Income taxes are accounted for under the asset and liability method of accounting. Under this method, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences between the carrying value and the tax basis of assets and liabilities as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable in the years in which the differences are expected to be recovered or settled. Changes in deferred tax assets or liabilities are recognized in Income tax benefit.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. Realization of deferred tax assets is dependent upon the availability of taxable income and a valuation allowance for deferred tax assets is provided when it is more likely than not that a portion of the deferred tax assets will not be realized. In the assessment for realization of deferred tax assets, Management considers all sources of taxable income including (i) taxable income in any available carry back period, (ii) scheduling of anticipated reversal of taxable temporary differences, (iii) tax-planning strategies and (iv) taxable income expected to be generated in the future other than from reversing temporary differences and carryforwards. Management continues to evaluate the rationale for recording a valuation allowance on its deferred tax assets and as the Company increases earnings and utilizes deferred tax assets, it is possible the valuation allowance could be reduced or eliminated.

The Company has no uncertain tax positions requiring recognition or disclosure in the consolidated financial statements in Fiscal 2020 and Fiscal 2019.

Interest and penalties, when incurred, are recognized in Other income (expense), net.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stock-Based Compensation

Stock-based compensation expense is recognized for stock option awards granted and is based on the fair value of the options on the date of grant. The fair value of stock option awards is determined using the Black-Scholes option pricing model. The fair value of service-based stock option awards is recognized as expense on a graded vesting schedule over the requisite service period. The fair value of performance- based stock option awards is recognized as expense when the performance condition is probable of being achieved. Forfeitures of stock option awards are recognized as they occur. Determining the fair value of stock option awards at the grant date requires judgment, including estimating the expected term that the stock options will be outstanding prior to exercise, volatility, dividend yield and risk-free interest rate. Stock- based compensation expense is included in General and administrative expenses. Stock option exercises are settled with authorized but unissued shares of the Company’s common stock.

Recently Adopted Financial Accounting Standards

On December 30, 2019, the Company adopted Accounting Standards Update (“ASU”) 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract,” (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Amortization expense is recorded in the same expense line as the hosted service costs over the expected term of the hosting arrangement, which includes reasonably certain renewals, pursuant to ASU 2018-15. A total of $0.3 million of implementation costs of hosting arrangements that are service contracts were capitalized in Fiscal 2020, which were recorded within Prepaid expenses and Other long-term assets. The amortization of the Company’s hosting arrangements was recorded in General and administrative expenses.

On December 30, 2019, the Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” (“ASU 2016-13”), which requires measurement and recognition of losses for financial instruments under the current expected credit loss model versus incurred losses under previous guidance. The Company’s adoption of ASU 2016-13 and its related amendments did not have a material effect on its consolidated financial statements.

On December 31, 2018, the Company adopted ASC 842 using the modified retrospective transition method included in ASU 2018-11, “Leases (Topic 842), Targeted Improvements”, (“ASU 2018-11”). Management elected the package of practical expedients permitted under the transition guidance and also elected the accounting policy election to combine lease and non-lease components for restaurant facility leases. In addition, the Company adopted the short-term lease recognition exemption and did not recognize operating lease right-of-use assets and operating lease liabilities for leases with terms of twelve months or less. Management used the Company’s incremental borrowing rate to discount the future fixed lease payments for all leases. The Company’s incremental borrowing rate was determined based on a market yield implied by the outstanding secured term loans (see Note 10, Debt, for additional information), which was interpolated for various maturities based on the shape of the corresponding market yield curve. The corresponding market yield curve was selected based on the Company’s synthetic credit rating, which was determined using a regression analysis of rated publicly-traded comparable companies and their financial data.

On December 31, 2018, operating lease right-of-use assets of $246.0 million, operating lease liabilities of $252.8 million and a debit to the beginning balance of accumulated deficit for $0.1 million were recorded in conjunction with the adoption of ASU 2018-11. In addition, the land lease asset and related financing obligation of $1.5 million which related to one restaurant facility that was sold and leased back from a third

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

party in 2014 and which did not previously qualify for sale accounting was derecognized. The lease related to this transaction is accounted for as an operating lease. Financing obligations are classified within Long-term debt, net. The adoption of ASC 842 did not have a material impact on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statement of Cash Flows in Fiscal 2019.

Summary of Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” (“ASU 2020-04”). The new guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. ASU 2020-04 was effective beginning March 12, 2020 and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. Management is currently evaluating its contracts and the optional expedients provided by the new standard.

3.	Revenues

The following tables include a detail of liabilities from contracts with customers:

(in thousands)	DECEMBER 27, 2020	DECEMBER 29, 2019
Deferred revenues:
Deferred gift card revenue	$4,024	$6,902
Deferred franchise fee revenue - current	249	217

Total current deferred revenues	$4,273	$7,119

Other long-term liabilities:
Deferred franchise fee revenue - non-current	$2,025	$2,239

Changes in deferred gift card liabilities were as follows:

	FISCAL YEAR
(in thousands)	2020	2019
Deferred gift card revenue:
Balance, beginning of period	$6,902	$4,982
Gift card sales	5,197	15,898
Gift card liabilities assumed through acquisitions	—	146
Gift card redemptions	(6,924)	(12,689)
Gift card breakage	(1,151)	(1,435)

Balance, end of period	$4,024	$6,902

Gift cards are combined in one homogeneous pool and are not separately identifiable. As such, the revenue recognized consists of gift cards that were part of the deferred revenue balance at the beginning of the period as well as gift cards that were issued during the period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in deferred franchise fee liabilities were as follows:

	FISCAL YEAR
(in thousands)	2020	2019
Deferred franchise fee revenue:
Balance, beginning of period	$2,456	$2,331
Cash received	158	687
Franchise revenues recognized	(340)	(436)
Business combinations (1)	—	(126)

Balance, end of period	$2,274	$2,456

(1)	Recognized $0.1 million of deferred franchise fees within additional paid-in capital upon acquisition of non-controlling interest in Fiscal 2019.

Revenues recognized disaggregated by type were as follows:

	FISCAL YEAR
(in thousands)	2020	2019
Restaurant sales:
In-restaurant dining sales	$257,029	$400,345
Third-party delivery sales	38,524	2,648
Take-out sales	41,880	26,316

Total restaurant sales	$337,433	$429,309

Franchise revenues:
Royalty and system fund contributions	4,615	6,628
Initial fees	340	436

Total franchise revenues	$4,955	$7,064

Total revenues	$342,388	$436,373

Deferred revenues as of December 27, 2020 are expected to be recognized as follows:

(in thousands)
Fiscal year
2021	$4,273
2022	$276
2023	$298
2024	$299
2025	$301
Thereafter	$851

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	COVID-19 Charges

Following is a summary of the charges recorded in connection with the COVID-19 pandemic in Fiscal 2020:

(in thousands)	Consolidated Statement of Operations and Comprehensive Loss	FISCAL 2020
Inventory obsolescence and spoilage	Cost of sales	$562
Compensation for employees upon furlough and return from furlough	Labor and other related expenses	1,065
Health insurance costs paid for furloughed employees, net of employee retention credit of $0.9 million	Labor and other related expenses	746
Other expenses	Other restaurant operating expenses	936
Compensation for employees upon furlough and return from furlough	General and administrative expenses	360
Other expenses	General and administrative expenses	1,080

Total COVID-19 charges		$4,749

5.	Accounts Receivable

Accounts receivable consists of the following:

(in thousands)	DECEMBER 27, 2020	DECEMBER 29, 2019
Receivables from third-party delivery providers	$1,742	$42
Receivables related to gift card sales	1,028	3,622
Receivables from franchisees	591	721
Rebate receivables	514	675
Receivable for lease termination	—	450
Other receivables	40	231

Total accounts receivable	$3,915	$5,741

6.	Goodwill

The changes in the carrying value of goodwill were as follows:

(in thousands)
Balance as of December 30, 2018	$330,834
Increases - acquisitions	14,385

Balance as of December 29, 2019	345,219
Increases	—

Balance as of December 27, 2020	$345,219

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The combination of the abrupt limitations on seating capacity in restaurant dining rooms and the temporary suspension of operations at the company-owned restaurants in April 2020 due to COVID-19 was considered a triggering event indicating that the carrying value of goodwill may not be recoverable. As a result, Management performed a quantitative annual impairment assessment of goodwill in April 2020. No impairment loss was recorded as a result of the quantitative assessment.

In June 2020, substantially all of the company-owned restaurants had re-opened dining rooms with limited seating capacity in compliance with state and local regulations and had operationalized digital ordering, take-out and delivery methods.

Management performed a quantitative annual impairment assessment of goodwill on the first day of the fourth quarter of Fiscal 2020. Based on this quantitative assessment, no impairment loss for goodwill was recorded.

Management performed a qualitative assessment for its annual evaluation of goodwill in Fiscal 2019 and determined there was no impairment loss to be recognized.

7.	Intangible Assets, Net

Intangible assets, net consists of the following:

		DECEMBER 27, 2020
(in thousands)	Weighted Average Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Registered trademarks, trade names, domains, liquor licenses	Indefinite	$137,776	$(316)	$137,460
Franchise rights	9 years	9,404	(3,202)	6,202

		$147,180	$(3,518)	$143,662

		DECEMBER 29, 2019
(in thousands)	Weighted Average Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Registered trademarks, trade names, domains, liquor licenses	Indefinite	$137,551	$(316)	$137,235
Franchise rights	11 years	10,363	(3,040)	7,323

		$147,914	$(3,356)	$144,558

As described above, in April 2020, the effects of COVID-19 were considered a triggering event indicating that the carrying value of intangible assets may not be recoverable. As a result, Management performed a quantitative impairment assessment for the Company’s intangible assets in April 2020. No impairment loss was recorded as a result of the quantitative assessment. Management performed a quantitative annual impairment assessment on the first day of the fourth quarter of Fiscal 2020 and determined there was no impairment loss to be recognized.

The Company’s franchise rights which arose from the Advent Acquisition were also tested for impairment in April 2020. These franchise rights are a separate asset group for impairment testing as the related franchise agreements have distinct royalty cash inflows. The quantitative assessment indicated the estimated future undiscounted net cash flows were greater than the net book value of the franchise rights and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

no impairment loss was recorded during the second quarter of Fiscal 2020. The definite-lived reacquired rights from the Company’s acquisitions were tested at the individual restaurant level in the asset group which includes long-lived assets of the individual restaurants (see Note 8, Property, Fixtures and Equipment, net, for additional information).

In the second quarter of Fiscal 2019, Management conducted a strategic review of its restaurant operations and identified needs for increased capital investment and operational changes in The Egg & I restaurants in order for them to remain competitive. Following an internal assessment related to the company-owned The Egg & I restaurants and discussions with The Egg & I franchisees, Management determined there was a reluctance to make sufficient capital investment and operational changes. As such, Management concluded a triggering event had occurred in the second quarter of Fiscal 2019 and determined it was more likely than not that the carrying value of The Egg & I definite and indefinite-lived intangible assets exceeded their fair values.

Management performed a quantitative assessment of the expected future cash flows from The Egg & I trade name using the relief from royalty method. As a result of this assessment, a non-cash impairment charge of $29.0 million was recognized related to the indefinite-lived intangible assets during the second quarter of Fiscal 2019. Additionally, the Company’s management evaluated The Egg & I franchise rights, which were definite-lived intangible assets amortized over 13 years. As a result of this evaluation, the Company recognized an additional non-cash impairment charge of $3.2 million during the second quarter of Fiscal 2019. The remaining net book value for The Egg & I trade name and franchise rights, respectively, were amortized through the end of Fiscal 2019. All remaining restaurants that operated under The Egg & I trade name had either closed, disenfranchised or were strategically acquired by the Company and converted to restaurants operating under the First Watch trade name as of December 29, 2019.

Management performed a qualitative assessment for its annual evaluation of indefinite-lived intangible assets in Fiscal 2019 and determined there was no impairment loss to be recognized.

Total amortization expense related to definite-lived intangible assets was $1.1 million and $2.1 million in Fiscal 2020 and Fiscal 2019, respectively. Amortization expense in Fiscal 2019 included the accelerated amortization totaling $0.7 million related to the net carrying value of The Egg & I definite and indefinite-lived intangible assets after the non-cash impairment charges recognized during the second quarter of Fiscal 2019.

Estimated future amortization of definite-lived intangible assets as of December 27, 2020 is as follows:

(in thousands)
Fiscal year
2021	$1,030
2022	$957
2023	$807
2024	$807
2025	$809

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Property, Fixtures and Equipment, Net

Property, fixtures and equipment, net consists of the following:

(in thousands)	DECEMBER 27, 2020	DECEMBER 29, 2019
Building and land improvements	$1,354	$1,354
Leased land asset	1,190	1,190
Leasehold improvements	128,252	111,543
Furniture, fixtures and equipment (including capitalized software)	105,520	91,985
Financing lease assets	3,137	2,272
Vehicles	455	455

Total property, fixtures and equipment	239,908	208,799
Accumulated depreciation	(86,250)	(56,737)
Construction-in-progress	7,086	12,272

Total property, fixtures and equipment, net	$160,744	$164,334

The Company’s long-lived assets at company-owned restaurants were evaluated for impairment in April 2020 as a result of the effects of the COVID-19 pandemic using future undiscounted net cash flows over the respective lease terms. As the estimated future undiscounted net cash flows were greater than the net book value of the respective asset groups, no impairment loss was recognized.

Assets totalling $0.3 million were retired or replaced in the ordinary course of business in Fiscal 2020.

In Fiscal 2019, a non-cash impairment charge of $0.3 million was recognized primarily related to one under- performing restaurant. The impairment was determined as the amount by which the carrying value of the restaurant’s asset group exceeded its fair value. Fair value was determined based on estimates of discounted future cash flows. In addition, $1.1 million of assets were disposed of associated with restaurants that were remodeled, relocated or closed. These charges were recorded in Impairment and loss on disposal of assets.

Depreciation expense was $29.6 million and $25.9 million during Fiscal 2020 and Fiscal 2019, respectively.

As of December 27, 2020 and December 29, 2019, Property, fixtures and equipment, net included $1.2 million in land related to sale and leaseback transactions accounted for as financing obligations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Accrued Liabilities

Accrued liabilities consists of the following:

(in thousands)	DECEMBER 27, 2020	DECEMBER 29, 2019
Construction liabilities	$4,301	$5,318
Sales tax	2,159	2,996
Self-insurance and general liability reserves	1,297	1,792
Utilities	1,016	1,417
Common area maintenance	700	180
Credit card fees	520	803
Property tax	424	939
Accounting and consulting	251	1,282
Contingent rent	234	423
Legal services and contingencies	126	2,207
Other	2,454	1,787

Total accrued liabilities	$13,482	$19,144

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Debt

Long-term debt, net consists of the following:

	DECEMBER 27, 2020		DECEMBER 29,2019
(in thousands)	Balance	Interest rate (1)	Balance	Interest rate (1)
Senior Credit Facilities:
Initial Term Loan Repayment in quarterly installments of 0.25%; outstanding balance paid at maturity	$150,214	8.00%	$151,513	7.29%
Initial Delayed Draw Term Loan Repayment in quarterly installments of 0.25%; outstanding balance paid at maturity	48,992	8.00%	49,410	7.29%
First Amendment Delayed Draw Term Facility Repayment in quarterly installments of 0.25%; outstanding balance paid at maturity	49,458	8.00%	34,875	7.29%
Second Amendment Delayed Draw Term Facility Repayment in quarterly installments of 0.25%; outstanding balance paid at maturity	39,369	8.00%	—	—
Revolving Credit Facility Annual commitment fee of 0.50%	—	—	17,000	7.29%
Finance lease liabilities	2,300		2,196
Financing obligations	3,050		3,050
Less: Unamortized debt discount and deferred issuance costs	(3,393)		(4,675)

Total Debt, net	289,990		253,369
Less: Current portion of long-term debt	(3,590)		(2,972)

Long-term debt, net	$286,400		$250,397

(1)

Borrowings under the Senior Credit Facilities bear interest, at the Company’s option, at a rate per annum equal to either (a) (i) the greater of an adjusted London Interbank Offered Rate (the “Adjusted Eurocurrency Rate”) and 1.00%, plus (ii) the applicable Adjusted Eurocurrency Rate spread, or (b) (i) the alternate base rate (“ABR”) plus (ii) the applicable ABR spread. ABR is a floating rate per annum equal to the highest of (i) the federal funds effective rate plus 0.50%, (ii) to the extent ascertainable, the London interbank offered rate for a 1-month interest period on such day plus 1.00%, (iii) the rate of interest last quoted by The Wall Street Journal as the “prime rate” in the U.S. and (iv)1.00%. Borrowings under the Senior Credit Facilities also bear an additional interest pursuant to the Fourth Amendment that is paid in kind. The applicable rate for the additional interest ranges from 0.25% to 1.5% of the outstanding balances, depending on the leverage ratio.

FWR Holding Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company, is the borrower ( the “Borrower”) under a credit agreement, dated as of August 21, 2017, (as amended by the First Amendment to Credit Agreement dated as of February 28, 2019 (the “First Amendment”), the Second Amendment to Credit Agreement dated as of December 20, 2019 (the “Second Amendment”), the Third Amendment and Waiver to Credit Agreement dated as of April 27, 2020 (the “Third Amendment”) and the Fourth Amendment to Credit Agreement dated as of August 14, 2020 (the “Fourth Amendment”), the “Credit Agreement”), which consists of an initial term loan facility ($155.0 million), an initial delayed draw term facility ($50.0 million) and a revolving credit facility (available commitment of $20.0 million and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

includes a $5.0 million sub-limit for letters of credit) for an initial total available borrowing commitment of $225.0 million. The Credit Agreement matures on August 21, 2023.

Pursuant to the First Amendment, the lenders agreed to decrease the interest rate applicable to the loans under the Credit Agreement and certain lenders agreed to provide additional delayed term loan commitments in an aggregate principal amount of $50.0 million that was available commencing on February 28, 2019 (the “first amendment delayed draw term facility”). The total $50.0 million had been drawn in Fiscal 2019.

Pursuant to the Second Amendment, certain lenders agreed to provide additional delayed term loan commitments in an aggregate principal amount of $40.0 million that was available commencing on December 20, 2019 (the “second amendment delayed draw term facility”). A total of $39.6 million had been drawn in Fiscal 2020.

The First Amendment and Second Amendment were accounted for as debt modifications and a total of $1.5 million in costs was incurred, of which $0.9 million was recognized and amortized as debt discount and deferred issuance costs and $0.6 million was recognized in Other (expense) income, net during Fiscal 2019.

Pursuant to the Third Amendment, a condition to borrowing under each delayed draw term facility and the revolving credit facility was added, whereby the aggregate cash balance of the Borrower and its subsidiaries would not exceed $15.0 million at the time of and immediately after giving effect to any such borrowing, which was superseded by the Fourth Amendment with respect to the revolving credit facility, as described below. In addition, the Third Amendment modified certain affirmative and negative covenants under the Credit Agreement and added new affirmative covenants that require the Borrower to deliver cash flow forecasts and monthly financial reports and hold monthly conference calls with lenders until December 31, 2020. The new reporting affirmative covenants were superseded by the Fourth Amendment, as described below. Furthermore, the Third Amendment waived a specific event of default relating to an over- borrowing. The Third Amendment was accounted for as a debt modification and all costs incurred were third-party costs that were recognized in Other (expense) income, net.

Prior to the execution of the Fourth Amendment, the Company received proceeds from an offering of preferred shares totaling $40.0 million, a portion of the proceeds of which were subsequently used to repay the outstanding balance of $10.5 million on the revolving credit facility (see Note 15, Stockholders’ Equity, for additional information).

Pursuant to the Fourth Amendment, additional interest is charged on outstanding amounts drawn by the Borrower that shall be paid in kind by being added to the outstanding principle amounts. The Fourth Amendment also provided for: (i) the suspension of debt covenant compliance from April 1, 2020 through March 28, 2021, (ii) an extension of the additional monthly reporting requirements implemented pursuant to the Third Amendment until the first date on which a Compliance Certificate (as defined in the Credit Agreement) is delivered demonstrating compliance with a Total Leverage Ratio (as defined in the Credit Agreement) of 7.00:1.00, (iii) a minimum liquidity covenant, tested twice monthly until the first date on or after June 27, 2021 on which a Compliance Certificate is delivered demonstrating compliance with the Financial Covenant Level (as defined in the Credit Agreement) applicable at such time, (iv) additional restrictions on the ability of the Borrower and its subsidiaries to make restricted payments and restricted debt payments, incur indebtedness, make investments and pay management fees during the period from August 14, 2020 until the first date on or after September 26, 2021 on which a Compliance Certificate is delivered demonstrating compliance with the Financial Covenant Level applicable at such time, (v) additional limitations on the ability of the Borrower to make certain restricted payments and pay management fees and (vi) a restriction on the ability of the Borrower and its subsidiaries to make capital expenditures for new restaurant openings and/or repurchases of franchised unit locations (other than to the

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

extent funded with certain capital contributions) unless a liquidity threshold is met. The Fourth Amendment was accounted for as a debt modification and all costs incurred were third-party costs that were recognized in Other (expense) income, net.

The initial term loan facility, an initial delayed draw term facility, first amendment delayed draw term facility and the second amendment delayed draw term facility are collectively referred to as “DDTL facilities”.

In addition to the undrawn revolving credit facility, the Company had availability of $1.5 million of DDTL facilities at December 27, 2020.

The estimated fair value of the outstanding debt, excluding finance lease obligations and financing obligations, is classified as Level 3 in the fair value hierarchy and was estimated using discounted cash flow models using market yield and yield volatility. The estimated fair value of the outstanding debt, excluding finance lease liabilities and financing obligations, is as follows:

(in thousands)	DECEMBER 27, 2020	DECEMBER 29, 2019
Initial term loan	$150,239	$151,955
Initial delayed draw term facility	49,000	49,554
First amendment delayed draw term facility	49,466	34,977
Second amendment delayed draw term facility	39,376	—
Revolving credit facility	—	17,048

Total	$288,081	$253,534

Principal payments due on the outstanding debt, excluding finance lease liabilities and financing obligations, as of December 27, 2020 are as follows:

(in thousands)
Fiscal Year
2021	$2,946
2022	2,946
2023	282,141

$288,033

Letter of Credit

The Company utilizes a standby letter of credit to satisfy workers’ compensation requirements, as discussed in Note 2, Summary of Significant Accounting Policies. The contract amount of the letter of credit approximates its fair value. As of December 27, 2020 and December 29, 2019, the open letter of credit was approximately $0.4 million and there were no draws against the letter of credit. The Company pays participation fees for the letter of credit based on a varying percentage of the amount not drawn.

Debt Covenants

Substantially all of the Company’s assets are pledged as collateral under the Credit Agreement. The Credit Agreement contains covenants that provide for, among other things, maintenance of certain financial ratios; restrictions on payment of dividends or other distributions; restrictions on creating liens; restrictions on making investments, including acquisitions, loans, and advances; restrictions on additional indebtedness; selling, transferring, or otherwise disposing of assets; liquidating or dissolving subsidiaries of the Company; materially altering the Company’s business; engaging in transactions with affiliates and entering into burdensome agreements. The Borrower was in compliance with all covenants as of December 27, 2020 and December 29, 2019.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	Leases

The following table includes a detail of lease assets and liabilities:

(in thousands)	Consolidated Balance Sheets Classification	DECEMBER 27, 2020	DECEMBER 29, 2019
Operating lease right-of-use assets	Operating lease right-of-use assets	$307,558	$302,513
Finance lease assets	Property, fixtures and equipment, net	2,212	2,272

Total lease assets		$309,770	$304,785

Operating lease liabilities(1) - current	Current portion of operating lease liabilities	$ 40,111	$ 27,436
Operating lease liabilities - non-current	Operating lease liabilities	307,802	295,632
Finance lease liabilities - current	Current portion of long-term debt	645	578
Finance lease liabilities - non-current	Long-term debt, net	1,655	1,618

Total lease liabilities		$350,213	$325,264

(1)	Excludes all variable lease expense

The components of lease expense are as follows:

(in thousands)	Consolidated Statements of Operations and Comprehensive Loss Classification	Fiscal Year
		2020	2019
Operating lease expense	Occupancy expenses General and administrative expenses Other restaurant operating expenses	$41,813	$37,075
Variable lease expense	Occupancy expenses General and administrative expenses Cost of sales	9,692	9,788
Finance lease expense:
Amortization of leased assets	Depreciation and amortization	501	425
Interest on lease liabilities	Interest expense	184	163

Total lease expense (1)		$52,190	$47,451

(1)	Includes contingent rent of $0.1 million and $0.7 million during Fiscal 2020 and Fiscal 2019, respectively.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Supplemental cash flow information related to leases is as follows:

	Fiscal Year
(in thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows - operating leases	$22,011	$23,195
Operating cash flows - finance leases	$184	$163
Financing cash flows - finance leases	$339	$500

Supplemental information related to leases was as follows:

	Fiscal Year
	2020	2019
Weighted-average remaining lease term (in years)
Operating leases	16.3	17.1
Finance leases	4.4	4.8
Weighted-average discount rate (1)
Operating leases	9.1%	9.1%
Finance leases	8.0%	8.1%

(1)	Based on the Company’s incremental borrowing rate.

Future minimum lease payments on lease liabilities as of December 27, 2020 are as follows:

(in thousands)	Operating Leases	Finance Leases
Fiscal year
2021	$41,695	$663
2022	39,755	618
2023	40,572	618
2024	41,252	618
2025	41,278	201
Thereafter	491,306	10

Total future minimum lease payments (1)	695,858	2,728
Less: imputed interest	(347,945)	(428)

Total present value of lease liabilities	$347,913	$2,300

(1)	Excludes approximately $61.6 million of signed operating leases that have not commenced as of December 27, 2020.

Sale-Leaseback Transactions

In 2015, Management entered into an agreement relating to the sale and leaseback of the land for use in restaurant operations and received cash proceeds of $3.1 million. As the Company had continuing involvement with the property, the sale of the land did not qualify for sale accounting. As a result, the cash proceeds were recorded as a financing obligation. As of December 27, 2020 and December 29, 2019, the balance of the financing obligation was $3.1 million.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Acquisitions

The Company did not have acquisitions in Fiscal 2020.

On December 31, 2018, four restaurants were acquired from a franchisee for approximately $7.0 million in cash. The acquisition was accounted for as a business combination and $5.1 million was attributed to goodwill, which was tax deductible for income tax purposes. The purchase price was allocated to the fair value of assets acquired and liabilities assumed at the date of the acquisition as follows:

(in thousands)
Purchase price	$6,999
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$3
Inventory	25
Other long-term assets	21
Property, fixtures and equipment	903
Reacquired rights	971
Favorable leasehold positions	67
Accrued liabilities	(55)
Gain on settlement of pre-existing agreements	(40)

Goodwill	$5,104

On January 28, 2019, five operating restaurants and rights for two additional restaurant sites were acquired from a franchisee for approximately $9.9 million in cash. The acquisition was accounted for as a business combination and $4.4 million was attributed to goodwill, which was tax deductible for income tax purposes. A total of $0.2 million of deferred franchise revenues was recognized in Franchise revenues in Fiscal 2019 as a result of terminating the pre-existing franchise agreements. The purchase price was allocated to the fair value of assets acquired and liabilities assumed at the date of the acquisition as follows:

(in thousands)
Purchase price	$9,907
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$5
Inventory	56
Prepaid expenses	9
Other long-term assets	15
Property, fixtures and equipment	4,438
Reacquired rights	968
Accrued liabilities	(20)

Goodwill	$4,436

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

During the months June 2019 through December 2019, a series of acquisitions of nine individual restaurants from unrelated franchisees was completed for total cash consideration of approximately $6.2 million. The acquisitions were individually accounted for as business combinations and $4.8 million was attributed to goodwill, which was tax deductible for income tax purposes. The total purchase price was allocated to the fair value of assets acquired and liabilities assumed at the respective dates of the acquisitions as follows:

(in thousands)
Purchase price	$6,196
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$7
Inventory	52
Prepaid expenses	31
Other current assets	42
Property, fixtures and equipment	966
Reacquired rights	455
Accrued liabilities	(82)
Gains on settlements of pre-existing agreements	(120)

Goodwill	$4,845

The portions of the purchase price of all acquisitions during Fiscal 2019 attributable to goodwill represent benefits expected as a result of the strategic acquisitions, including sales and unit growth opportunities. The Company incurred transaction costs totaling $0.9 million during Fiscal 2019 for all acquisitions, which were expensed as incurred. The operating results of the acquired restaurants have been included in the consolidated financial statements since the respective dates of the acquisitions. Pro-forma financial information for the period prior to the acquisitions was not presented due to the immaterial impact of the financial results on the consolidated financial statements during Fiscal 2019.

On June 14, 2018, the Company acquired a 75% controlling financial interest in TFW, which was a franchisee with no operating restaurants at the time of the acquisition, for approximately $0.1 million. On December 24, 2019, the remaining 25% non-controlling interest in TFW was acquired for $0.45 million. The acquisition was accounted for as an equity transaction with the difference between the cash paid and the carrying amount of the non-controlling interest recognized as a decrease to equity attributable to First Watch Restaurant Group, Inc.

13.	Transaction (Income) Expenses, Net

Transaction (income) expenses, net consists of the following:

	FISCAL YEAR
(in thousands)	2020	2019
Conversion costs	$71	$1,596
Acquisition - related costs	—	872
(Gain) Loss on restaurant closures	(36)	488
Gain on lease termination, net	—	(885)
Contingent consideration liability revaluation (Note 14)	(293)	(362)

Total transaction (income) expenses, net	$(258)	$1,709

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company incurred $0.1 million and $1.6 million of costs in Fiscal 2020 and Fiscal 2019, respectively, in connection with the conversion of certain restaurants to company-owned restaurants operating under the First Watch trade name.

As a result of revaluing the contingent consideration liability initially recognized in connection with the Advent Acquisition (see Note 14, Income Taxes, for additional information), the Company decreased the liability and recorded $0.3 million and $0.4 million in Fiscal 2020 and Fiscal 2019, respectively, within Transaction (income) expenses, net.

In Fiscal 2019, the Company incurred $0.9 million of costs in connection with the acquisitions of restaurants from franchisees and incurred lease termination and other related costs of $0.5 million for closures of restaurants.

On December 16, 2019, an agreement was executed to terminate the lease for one restaurant facility in January 2020. Pursuant to the agreement, the Company received $0.45 million in December 2019 and received an additional $0.45 million upon vacating the leased property in January 2020. A gain on lease termination of $0.9 million, net of closure costs, was recorded in Fiscal 2019.

14.	Income Taxes

Income tax benefit consists of the following:

	FISCAL YEAR
(in thousands)	2020	2019
Current provision:
Federal	$—	$—
State	118	139

	118	139

Deferred (benefit) provision:
Federal	(18,458)	(10,438)
State	(1,533)	(2,120)

	(19,991)	(12,558)

Income tax benefit	$(19,873)	$(12,419)

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	FISCAL YEAR
	2020	2019
Income taxes at federal statutory rate	(21.0)%	(21.0)%
State income taxes, net of federal tax effect	(4.1)	(2.9)
FICA tip credit	(4.7)	(6.9)
Valuation allowance for federal and state	1.8	10.2
Rate change	(0.1)	(0.9)
Other	(0.5)	—

Total	(28.6)%	(21.5)%

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company has a blended federal and state statutory rate of approximately 25.0%. The effective income tax rate for Fiscal 2020 was higher than the blended federal and state statutory rate primarily due to the change in the valuation allowance and the benefit of the tax credits for FICA taxes on certain employee tips. The effective income tax rate for Fiscal 2019 was lower than the blended federal and state statutory rate primarily due to the change in the valuation allowance for federal and state deferred tax assets and the benefit of tax credits for FICA taxes on certain employees’ tips.

The components of deferred tax assets and liabilities at December 27, 2020 and December 29, 2019 are as follows:

(in thousands)	DECEMBER 27, 2020	DECEMBER 29, 2019
Deferred income tax assets
FICA tip credit	$28,324	$24,771
Net operating loss	37,365	12,254
Operating lease liabilities	86,615	81,487
Organizational costs	914	1,091
Interest limitation	1,500	2,818
Accrued compensation	2,032	421
Deferred revenues	561	600
Stock-based compensation	918	733
Other	1,094	1,276
Valuation allowance	(30,214)	(28,975)

Total deferred income tax assets	129,109	96,476
Deferred income tax liabilities
Operating lease right-of-use assets	(76,190)	(75,092)
Depreciation	(27,873)	(16,876)
Indefinite-lived assets	(35,359)	(34,812)

Total deferred income tax liabilities	(139,422)	(126,780)

Net deferred income tax liabilities	$(10,313)	$(30,304)

Based upon an evaluation of the Company’s deferred tax assets, Management has recognized a valuation allowance of $30.2 million and $29.0 million as of December 27, 2020 and December 29, 2019, respectively. The valuation allowance primarily relates to the Company’s federal tax credit carryforwards and charitable contribution carryforwards that are not expected to be realized prior to the statutory expiration of the carryforward. The valuation allowance will be maintained until sufficient positive evidence exists to support its reversal, including but not limited to, the magnitude and duration of the Company’s historical losses as compared to potential future profits within taxing jurisdictions to overcome such negative evidence.

The Company has federal net operating loss carryforwards of $161.7 million at December 27, 2020, of which $117.3 million have an indefinite life and $44.4 million can be carried forward twenty years and will expire between 2033 and 2037. The Company had federal net operating loss carryforwards of $53.1 million at December 29, 2019, of which $9.5 million had an indefinite life and $43.6 million can be carried forward twenty years and will expire between 2033 and 2037. The Company has state net operating loss carryforwards of $66.5 million and $24.1 million at December 27, 2020 and December 29, 2019, respectively. The Company also has general business tax credits of $28.5 million and $24.9 million at

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 27, 2020 and December 29, 2019, respectively, which can be carried forward twenty years and will expire between 2027 and 2040.

As of December 27, 2020, approximately $38.3 million, $19.0 million and $14.7 million of the federal loss carryforwards, state loss carryforwards and general business credits, respectively, were accumulated from operations prior to the Advent Acquisition in August 2017. To the extent these federal and state loss carryforwards and general business credits are utilized to reduce taxes payable, the Company is required to pay the previous stockholders an amount equal to tax savings. This requirement lapses with respect to any tax year, or portion thereof, beginning after December 31, 2024, or if a change in control event occurs. In connection with the accounting for the Advent Acquisition, a contingent consideration liability of $1.2 million was initially recognized, of which approximately $0.2 million was paid in Fiscal 2019. As a result of revaluing the contingent consideration liability using actual results, expected projections and state tax law changes in Fiscal 2020, the contingent consideration liability for expected payments to be made to the previous stockholders was $0.3 million as of December 27, 2020, of which $0.2 million was recorded within Other long-term liabilities and $0.1 million was recorded within Accrued liabilities. As of December 29, 2019, the contingent consideration liability was $0.6 million, of which $0.1 million was recorded within Accrued liabilities and $0.5 million within Other long-term liabilities.

Changes in the deferred tax asset valuation allowance are as follows:

(in thousands)
Balance as of December 30, 2018	$(24,654)
Increases to income tax benefit	(4,321)

Balance as of December 29, 2019	(28,975)
Increases to income tax benefit	(1,239)

Balance as of December 27, 2020	$(30,214)

The Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 27, 2020, the tax years that remain subject to examination by major tax jurisdictions under the statute of limitations are from the year 2013 and forward.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) to provide certain relief as a result of COVID-19. The CARES Act provides tax relief, along with other stimulus measures, including a retroactive technical correction of prior tax legislation for tax depreciation of certain qualified improvement property, among other changes. A total of $59.3 million of accelerated tax depreciation deductions was recognized related to qualified assets placed in service in Fiscal 2020, Fiscal 2019 and Fiscal 2018. Furthermore, the CARES Act made favorable changes to the Section 163(j) interest limitation and as a result, the Company was able to deduct additional interest totaling $18.9 million and $8.6 million for Fiscal 2020 and Fiscal 2019, respectively. In addition, Management began deferring the employer-paid portion of social security taxes as permitted by the CARES Act in the second quarter of Fiscal 2020. A total of $6.7 million was deferred, of which $3.3 million was recorded within Accrued compensation and deferred payroll taxes and the remaining amount was recorded within Deferred payroll taxes. Furthermore, the CARES Act provided for refundable employee retention tax credits, which can be used to offset payroll tax liabilities. As a result, a credit of $0.9 million was recorded as an offset to payroll tax expense in Fiscal 2020.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Stockholders’ Equity

The Company is authorized to issue 266,667 of preferred stock having a par value of $0.01 per share. The Company issued 266,667 preferred stock shares to existing stockholders, including Advent International Corporation, directors and executive officers, in Fiscal 2020. Preferred stockholders are entitled to receive dividends, as and if declared by the board of directors, on an as-converted basis with common stock. In the event of liquidation, dissolution or winding up of the Company, or upon a change of control, sale of all or substantially all the assets of the Company, the preferred stockholders are first entitled to the assets of the Company available for distribution. Each preferred stockholder is entitled to receive for each share of preferred stock, prior to distribution on the common stock, an amount equal to the greater of (i) the original price per share of preferred stock plus any declared and unpaid dividends, and (ii) the amount such preferred stockholder would receive on an as-converted to common stock basis. The preferred stock is convertible at the option of the holders without the payment of additional consideration and is mandatorily convertible upon an initial public offering of the Company. The preferred stock votes on an as-converted to common stock basis. The preferred stock is not redeemable other than in the event the Company consummates a change of control, sale, or sale of substantially all the assets of the Company, but does not distribute the proceeds thereof in a dissolution event. The proceeds from the issuance of the preferred shares were used to repay the outstanding balance of $10.5 million on the revolving credit facility and for working capital and general corporate purposes.

The Company is authorized to issue 4,588,667 common stock shares with a par value of $0.01 per share. Each share of common stock entitles the holder to one vote for each share of common stock held and common stockholders will not have cumulative voting rights. Common stockholders are entitled to receive dividends, as and if declared by the board of directors. In addition, all common stockholders are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon liquidation, dissolution, or winding up of the Company, after payment is made to the preferred stockholders.

No cash dividends were declared or paid in Fiscal 2020 and Fiscal 2019.

16.	Defined Contribution Plan

The Company sponsors a defined contribution 401(k) savings plan (“401(k) Plan”) which requires the Company to match contributions for participants with at least one year of service 25% of the first 6% of the employees’ wages deferred into the 401(k) Plan. The 401(k) Plan also allows for additional profit-sharing contributions by the Company at the sole discretion of Management. All Company contributions vest over a five-year period. Total expense for the Company’s contributions to the 401(k) Plan was $0.3 million and $0.5 million in Fiscal 2020 and Fiscal 2019, respectively.

17.	Stock Based Compensation

Stock-based awards are granted to employees and non-employee directors. The 2017 Omnibus Equity Incentive Plan (the “Options Plan”), which was effective from August 31, 2017, authorizes stock-based awards to be granted for up to 518,520 shares of common stock. The Options Plan provides for the issuance of any one or combination of the following awards: (i) Stock Options; (ii) Stock Appreciation Rights; (iii) Restricted Stock and (iv) Other Stock-Based Awards, for which the terms are defined by the Options Plan. There was a total of 85,047 and 85,202 common stock authorized and available for future issuance as of December 27, 2020 and December 29, 2019, respectively.

Stock option awards are generally granted with 50% of the awards vesting over a five-year requisite service period and 50% of the awards vesting upon the occurrence of certain events, and only if certain

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

market conditions have been achieved, as defined. Stock-based compensation expense for the performance-based option awards is recognized if it is considered probable that the performance conditions will be met. Any performance-based option awards not achieving the market conditions upon a change in control will be terminated. Stock options have an exercisable life of no more than ten years from the date of grant. The exercise price for any stock option award must be at least equal to the fair value of the common stock on the grant date.

A summary of option transactions under the Options Plan for Fiscal 2020 and Fiscal 2019 was as follows:

	FISCAL YEAR
	2020		2019
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding, beginning of period	433,318	$110.24	368,219	$101.70
Granted	23,013	$155.07	70,099	$154.34
Forfeited	(21,858)	$139.48	(5,000)	$100.00

Outstanding, end of period	434,473	$111.14	433,318	$110.24

Exercisable, end of period	106,575	$103.89	67,472	$100.93

The fair value of the non-vested options at grant dates was as follows:

	Number of Options	Grant Date Fair Value
Nonvested, December 30, 2018	336,569	$21.71
Granted	70,099	$15.67
Vested	(36,322)	$21.95
Forfeited	(4,500)	$19.87

Nonvested, December 29, 2019	365,846	$20.55
Granted	23,013	$12.04
Vested	(41,146)	$21.27
Forfeited	(19,815)	$20.33

Nonvested, December 27, 2020	327,898	$19.88

The fair value of vested stock options was $0.9 million and $0.8 million during Fiscal 2020 and Fiscal 2019, respectively. Stock-based compensation expense was $0.8 million and $1.2 million during Fiscal 2020 and Fiscal 2019, respectively, which was included in General and administrative expenses.

As of December 27, 2020, the amount of stock-based compensation expense not yet recognized on non- vested time-based awards was approximately $0.8 million and will be recognized over a weighted-average period of approximately two years. As of December 27, 2020, the amount of stock-based compensation expense not yet recognized on non-vested performance-based awards was approximately $4.5 million and will be expensed upon the performance conditions becoming probable. The remaining contractual life for stock option awards granted was approximately 7 years at December 27, 2020.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The assumptions utilized to determine the fair value of stock options were as follows for the following periods:

	FISCAL YEAR
	2020	2019
Weighted average risk-free interest rate	0.64%	2.02%
Weighted average expected volatility	41.18%	34.13%
Expected term (years)	4.5	4.5
Expected dividend yield	—	—

The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of the grant of the award for time periods approximately equal to the expected term of the stock option award. The expected term of stock option awards has been determined based on data from publicly traded companies as the Company lacks company-specific historical or implied volatility information. Therefore, Management also estimates its expected volatility based on historical volatilities of a publicly traded set of peer companies in the restaurant industry and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not have intentions of paying dividends in the foreseeable future.

18.	Commitments and Contingencies

Purchase Commitments

Effective January 1, 2016, Management entered into an agreement with a vendor to purchase product. The agreement will remain in effect through the later of (i) the purchase of 406,905 gallons of product or (ii) five years from the effective date. The remaining minimum purchase commitment as of December 27, 2020 was approximately $2.5 million.

The Company uses a limited number of suppliers and distributors for many of its ingredients. In Fiscal 2020 and Fiscal 2019, the Company purchased 100% of its pork from two suppliers, 100% of its eggs from two suppliers and 80% of its avocados from one supplier. These ingredients were purchased pursuant to purchase orders at prevailing market prices and were not limited by minimum purchase requirements. The Company also purchased 100% of its coffee from one supplier pursuant to a contract that includes quarterly minimum purchase commitments at prevailing market prices. There are no material financial penalties associated with these quarterly minimum purchase commitments.

In the normal course of business, the Company has other agreements with terms of one year or less, expiring at various dates through Fiscal 2021 whereby the Company is able to purchase ingredients at prevailing market prices. These obligations are generally short-term in nature and are recorded as liabilities when the related goods are received or services rendered. The Company also entered into other contracts with certain vendors to supply food, beverages, paper goods, and other supplies related to normal business operations, service contracts and technology. There are no material financial penalties associated with these commitments in the event of early termination.

Legal Proceedings

The Company is subject to legal proceedings, claims and liabilities that arise in the ordinary course of business. In the opinion of Management, the amount of the ultimate liability with respect to these matters was not material as of December 27, 2020. In the event any litigation losses become probable and estimable, the Company will recognize any anticipated losses.

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Disputed claims involving former employees for which a $0.6 million liability was recorded in Fiscal 2019 was settled and paid in Fiscal 2020.

19.	Net Loss Per Common Share

The following table sets forth the computations of basic and diluted net loss per common share attributable to First Watch Restaurant Group, Inc.:

	FISCAL YEAR
(in thousands, except share and per share data)	2020	2019
Numerator:
Net loss attributable to First Watch Restaurant Group, Inc.	$(49,681)	$(45,439)
Denominator:
Weighted average common shares outstanding—basic and diluted	3,802,481	3,802,481
Net loss per common share attributable to First Watch Restaurant Group, Inc. -basic and diluted	$(13.07)	$(11.95)

Diluted net loss per common share is calculated by adjusting the weighted average shares outstanding for the theoretical effect of potential common shares that would be issued for preferred stock and stock option awards outstanding and unvested as of December 27, 2020 and December 29, 2019 using the two-class method and treasury method, respectively. All preferred stock and stock option awards outstanding were excluded from the calculation of diluted loss per common share because of their anti-dilutive impact for Fiscal 2020. All stock option awards were excluded from the calculation of diluted loss per common share because of their anti-dilutive impact for Fiscal 2019. As a result, there was no difference between basic and diluted net loss per common share attributable to First Watch Restaurant Group, Inc. during Fiscal 2020 and Fiscal 2019.

20.	Condensed Financial Information of Registrant (Parent Company Only)

FIRST WATCH RESTAURANT GROUP, INC.

(PARENT COMPANY ONLY)

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	DECEMBER 27, 2020	DECEMBER 29, 2019
Assets:
Investment in subsidiaries	$320,866	$329,797

Equity:
Preferred Stock; $0.01 par value; 266,667 shares authorized, issued and outstanding	$3	$—
Common stock; $0.01 par value; 4,588,667 shares authorized and 3,802,481 shares issued and outstanding at December 27, 2020; 4,321,000 shares authorized and 3,802,481 shares issued and outstanding at December 29, 2019	38	38
Additional paid-in capital	423,757	383,010
Accumulated deficit	(102,932)	(53,251)

Total equity attributable to First Watch Restaurant Group, Inc.	$320,866	$329,797

FIRST WATCH RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

FIRST WATCH RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	FISCAL YEAR
	2020	2019
Equity in net loss of subsidiaries
Net loss	$(49,681)	$(45,472)
Net loss per common share attributable to First Watch Restaurant Group, Inc. – basic and diluted	$(13.07)	$(11.96)
Weighted average number of common shares outstanding – basic and diluted	3,802,481	3,802,481

Statements of cash flows have not been presented as First Watch Restaurant Group, Inc. did not have any cash as of, or for the fiscal years ended December 27, 2020 and December 29, 2019.

Basis of Presentation

The Company is a holding company without any operations of its own, (the “Parent Company”). Pursuant to the terms of the Credit Agreement discussed in Note 10, Debt, the Company and certain of its subsidiaries have restrictions on their ability to, among other things, incur additional indebtedness, pay dividends or make certain intercompany loans and advances. As a result of these restrictions, these parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company’s subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company’s consolidated net assets as of December 27, 2020 and December 29, 2019.

These condensed financial statements have been prepared on a “parent-only” basis. These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the Company’s consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The accompanying condensed financial information should be read in conjunction with the accompanying Company’s consolidated financial statements and related notes thereto.

21.	Subsequent Events

Subsequent events were evaluated through April 23, 2021, the date on which the consolidated financial statements were available to be issued. There were no such events that require adjustment to the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

                Shares

Common Stock

Prospectus

BofA Securities	Goldman Sachs & Co. LLC	Jefferies

                    , 2021

Until                , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for Nasdaq.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Officers and Directors.

The Registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years:

•	In July 2018, the Registrant granted options to three employees to purchase an aggregate of 41,000 shares of its common stock at an exercise price of $100 per share.

•	In October 2018, the Registrant granted options to 11 employees to purchase an aggregate of 15,719 shares of its common stock at an exercise price of $140 per share.

•	In April 2019, the Registrant granted options to 10 employees to purchase an aggregate of 39,670 shares of its common stock at an exercise price of $150 per share.

•	From July 2019 through April 2020, the Registrant granted options to seven employees and directors to purchase an aggregate of 42,107 shares of its common stock at an exercise price of $160 per share.

•

From September 2020 through February 2021, the Registrant granted options to seven employees and directors to purchase an aggregate of 23,834 shares of its common stock at an exercise price of $150 per share.

•	On August 14, 2020, the Registrant sold 258,745.8805 shares of preferred stock to AI Fresh Holdings Limited Partnership for an aggregate purchase price of $38,811,882.08, at a price of $150 per share.

The offers, sales and issuances of the preferred stock listed above were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The shares of common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of First Watch Restaurant Group, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Amended and Restated Bylaws of First Watch Restaurant Group, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.3**	Certificate of Incorporation of First Watch Restaurant Group, Inc., as currently in effect.

3.4A**	Bylaws of First Watch Restaurant Group, Inc., as currently in effect.

4.1*	Form of Certificate of Common Stock.

4.2*	Form of Certificate of Preferred Stock.

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1(a)*	Credit Agreement, dated as of August 21, 2017, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent.

10.1(b)*	First Amendment to Credit Agreement, dated as of February 28, 2019, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent.

10.1(c)*	Second Amendment to Credit Agreement, dated as of December 20, 2019, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent.

10.1(d)*	Third Amendment to Credit Agreement, dated as of April 27, 2020, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent.

10.1(e)*	Fourth Amendment to Credit Agreement, dated as of August 14, 2020, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent.

10.2**	Employment Agreement, dated August 21, 2017, by and between First Watch Restaurants, Inc. and Christopher A. Tomasso.

10.3**	2017 AI Fresh Super Holdco, Inc. Equity Incentive Plan, dated as of August 31, 2017.

10.4*	Employment Agreement, dated August 21, 2017, by and between First Watch Restaurants, Inc. and Laura Sorensen.

10.5*	Employment Agreement, dated August 21, 2017, by and between First Watch Restaurants, Inc. and Eric Hartman.

10.6*	Form of First Watch Restaurant Group, Inc. 2021 Equity Incentive Plan.

10.7*	Form of Director Indemnification Agreement for First Watch Restaurant Group, Inc.

21.1*	List of subsidiaries.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
**	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bradenton, State of Florida, on                 , 2021.

FIRST WATCH RESTAURANT GROUP, INC.

By:

Name:	Christopher A. Tomasso

Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Christopher A. Tomasso, Mel Hope and Jay Wolszczak, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on                 , 2021.

Signature	Title

Christopher A. Tomasso	President, Chief Executive Officer and Director (Principal Executive Officer)

Mel Hope	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Jay Wolszczak	General Counsel and Secretary

Kenneth L. Pendery, Jr.	Chairman Emeritus

Ralph Alvarez	Director and Chairman of the Board

Julie M.B. Bradley	Director

Tricia Glynn	Director

Signature	Title

William Kussell	Director

David Mussafer	Director

Lisa Price	Director

Michael White	Director